



3 October 2007



Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sir/Madam

ISSUER: **ORIGIN ENERGY LIMITED**
FILE NO: **082-34934**

In accordance with the exemption issued pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed copies of all documents made public in Australia or furnished to the Company's shareholders for the period 1 August 2007 to 3 October 2007. This includes documents that Origin Energy Limited:

(1) makes or is required to make public pursuant to the Corporations Law of Australia;
(2) distributes or is required to distribute to the holders of its securities; and
(3) files or is required to file with the Australian Stock Exchange ("ASX") or the Australian Securities and Investments Commission ("ASIC").

If you require any further information please do not hesitate to contact me.

Yours faithfully

Sue Henry
Company Secretarial Services Manager

02-8345 5441 - sue.henry@originenergy.com.au

PROCESSED
OCT 17 2007
THOMSON FINANCIAL

Origin Energy Limited ABN 30 000 051 696 • Level 45, Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 9244 • www.originenergy.com.au





To	Company Announcements Office		
Company	Australian Stock Exchange Limited	Date	3 October 2007
From	Bill Hundy	Pages	9
Subject	APPENDIX 3B NOTICE		

Please find attached an Appendix 3B regarding the issue of shares under the Origin Energy Dividend Reinvestment Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

4Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,349,862
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$10.12**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Dividend Reinvestment Plan**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**3 October 2007**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**874,767,718**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,271,800 642,000	Options Performance Share Rights

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3 October 2007
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.





To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	2 October 2007
From	Bill Hundy	Pages	3
Subject	**BEHARRA SPRINGS 4 GAS APPRAISAL WELL UPDATE, ONSHORE PERTH BASIN, WESTERN AUSTRALIA**		

Please find attached an update on the Beharra Springs 4 Gas Appraisal Well.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au


energy

ASX Release

2 October 2007

Beharra Springs 4 Gas Appraisal Well Update, Onshore Perth Basin, Western Australia

Origin Energy provides the following update on the Beharra Springs 4 gas appraisal well operated by its subsidiary Origin Energy Developments Pty Ltd.

Beharra Springs 4

Well type: Gas Appraisal (onshore)

Location: Perth Basin, Western Australia (L11)

The Beharra Springs 4 surface location is approximately 30 kilometres southeast of the township of Dongara and 2 kilometres north of the Beharra Springs Gas Plant.

Latitude: 29° 26' 41.00" S
Longitude: 115° 09' 01.94" E

Interests:

Origin Energy Developments Pty Ltd* (Operator)	67.0%
ARC (Beharra Springs) Pty Ltd**	33.0%

* A wholly owned subsidiary of Origin Energy Limited
** A wholly owned subsidiary of ARC Energy Limited

Objective:

Primary target: Wagina Sandstone
Proposed total depth: 3,374 metres measured depth

In April 2007, the Century 18 drilling rig was used to drill Beharra Springs 4 vertically to an intermediate casing depth at 3,269 metres measured depth in 216 millimetre (8-1/2 inch hole) in the lower Kockatea Shale. The well was suspended after 140 millimetre (5-1/2 inch) intermediate casing was set, and the Century 18 rig was released. The target reservoir section of Beharra Springs 4 then was to be drilled underbalanced with nitrogen brine using a Coiled Tubing Unit (CTU) to a planned final total depth at approximately 3,374 metres measured depth.

Progress and Status: Coiled tubing operations at Beharra Springs 4 commenced at 5:30pm WST on 29 September 2007 using the BJ Services CTU. 121 millimetre (4-3/4 inch) hole was drilled to 3,337 metres measured depth when gas to surface was observed. Wellhead pressure immediately increased as gas was flared down the blooie line. A further metre was drilled to a current total measured depth of 3,338 metres and a flow test was conducted. Initial results from the test indicate that the well has stabilised at a flow rate of approximately 35 million

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

cubic feet per day through a 25 millimetre (1 inch) choke. The results of the flow test are currently under review with initial indications that the Beharra Springs 4 well may be in partial pressure communication with the remainder of the Beharra Springs Gas Field. Further pressure information will become available once final total depth is reached and the well is shut-in.

Drilling to total depth is expected to resume later today.

For further information contact:

Paul Zealand
General Manager – Exploration & Production
Origin Energy
Phone: (07) 3858 0681
Email: paul.zealand@upstream.originenergy.com.au

Origin energy

Origin Energy Limited
ABN 30 000 051 696
Level 45, Australia Square
264-278 George Street, Sydney
GPO Box 5376, Sydney NSW 2001
Telephone (02) 8345 5000
Facsimile (02) 9252 1566



Notice of Annual General Meeting

Dear Shareholder

Accompanying this letter is the Notice of Meeting for the Annual General Meeting of the Company, which will be held in the Wesley Conference Centre, 220 Pitt Street, Sydney, New South Wales at 10.30am on Wednesday, 31 October 2007.

Attending the meeting or appointing a proxy
If you are able to attend the Meeting, please bring this form with you to facilitate your registration. The bar coding on the Appointment of Proxy will enable shareholders to be easily registered. Registration will be available from 9.30am and you are encouraged to arrive before the starting time of 10.30am to avoid any last minute congestion.

If you are not able to attend the Meeting, you may wish to complete the attached Appointment of Proxy. Alternatively you can appoint your proxy on-line at www.linkmarketservices.com.au.

Any corporate shareholder of Origin Energy Limited shares wishing to appoint a person to act as its representative at the meeting may do so by providing that person with a duly executed letter of authorisation.

Business of the meeting
The Notice of Meeting covers all of the business to be conducted. Included in the Explanatory Notes, is information on the Directors' seeking re-election and a recommendation of the Board. This should be of assistance to you in considering your vote on item 3. The Explanatory Notes also provide information on the special business being item 4.

Shareholders' questions
Shareholders may submit written questions to Origin's external auditor KPMG to be answered at the AGM, providing the question is relevant to the content of KPMG's audit report or the conduct of its audit of Origin's financial report for the year ended 30 June 2007.

Written questions must be received no later than 5.00pm (Sydney time) on Wednesday 24 October 2007. A list of those relevant written questions will be made available to shareholders attending the AGM.

Any written questions to KPMG should be sent to:

- Link Market Services Limited at the address on the enclosed reply paid envelope;
- By facsimile to +61 2 9252 1566;
- To Origin at our registered office – Level 45 Australia Square, 264-278 George Street, SYDNEY NSW 2000; or
- By email to investor.relations@originenergy.com.au

If shareholders have any other questions which would ordinarily be covered at the Meeting, they may also be sent to this office prior to the Meeting and we will be pleased to reply.

Any questions regarding the Annual General Meeting or the Appointment of Proxy should be directed to Link Market Services Limited on (02) 8280 7155 or 1300 664 446.

Kevin McCann
Chairman
Origin Energy Limited

Notice of Annual General Meeting

Notice is given that the Annual General Meeting of shareholders of Origin Energy Limited ('the company') will be held in the Wesley Conference Centre, 220 Pitt Street, Sydney at 10.30am on Wednesday, 31 October 2007.

Ordinary business

1. To receive and consider the Financial Statements of the company and the entities it controlled during the year for the year ended 30 June 2007 and the reports of the Directors and Auditors thereon.
2. To adopt the Remuneration Report of the company and the entities it controlled during the year for the year ended 30 June 2007.

   Note: The vote on this resolution is advisory only and does not bind the Directors or the Company.
3. **To elect Directors**

   J Roland Williams and Trevor Bourne retire by rotation. Each of these Directors, being eligible, offer themselves for re-election.

   Gordon M Cairns, having been appointed by the Directors, vacates office in accordance with the company's constitution and, being eligible, offers himself for election.

   Details of their qualifications and experience and the recommendation of the Board are set out in the attached Explanatory Notes.

   Shareholders should note that a separate resolution will be put in relation to each of the candidates.

Special business

4. Grant of options and offers of rights to shares to Mr Grant A King – Managing Director

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

(a) 'That the grant to Managing Director, Mr Grant A King of options to subscribe for up to 400,000 fully paid ordinary shares in the company, at an exercise price equal to the Origin Energy Market Price and otherwise on the terms as set out in the Explanatory Notes which accompanied the Notice convening this Meeting and the allotment to Mr Grant A King of up to 400,000 fully paid ordinary shares in the company pursuant to the valid exercise of those options is hereby approved'; and

(b) 'That the grant to Managing Director, Mr Grant A King of Performance Share Rights enabling him to acquire up to 250,000 fully paid ordinary shares in the company on the terms as set out in the Explanatory Notes which accompanied the Notice convening this Meeting and the allotment or transfer to Mr Grant A King of up to 250,000 fully paid ordinary shares in the company pursuant to the valid exercise of those Performance Share Rights is hereby approved.'

Note: An explanation of the proposed resolution is set out in the accompanying Explanatory Notes.

Voting exclusion

The company will disregard any vote cast on Resolution 4 by any of the Directors and their associates.

However the company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides. It is the intention of the Chairman of the Meeting acting as proxy to cast any such votes in favour of all of the resolutions.

By order of the Board

W M Hundy
Secretary
Sydney, 17 September 2007

Notes

(i) Pursuant to Regulation 7.11.37 of the Corporations Regulations, the company has determined that for the purpose of the meeting, all shares in the company will be taken to be held by the persons who held them as registered shareholders at 7.00pm (Sydney time) on Monday, 29 October 2007.

(ii) A member has a right to appoint a person or body corporate as a proxy. A member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of the member's votes each proxy is entitled to exercise. Where a shareholder appoints more than one (1) proxy, neither proxy is entitled to vote on a show of hands.

(iii) If you appoint a body corporate as your proxy, the body corporate will need to ensure that it:
– appoints an individual as its corporate representative to exercise its powers at meetings, in accordance with section 250D of the Corporations Act 2001 (Cth); and
– provides satisfactory evidence of the appointment of its corporate representative prior to commencement of the meeting.

(iv) A proxy need not be a member of the company.

(v) Details for completion and lodgement of proxies are on the reverse side of the Appointment of Proxy form. A proxy must be received by the company's share registry, Link Market Services Limited, by 10.30am on Monday, 29 October 2007. A proxy may be mailed to Link Market Services Limited at Locked Bag A14, Sydney South NSW 1235, hand delivered to Link Market Services Limited at Level 12, 680 George Street, Sydney NSW or sent by facsimile to Link Market Services Limited on (02) 9287 0309.

Explanatory Notes

This statement explains the items of business to be considered at the meeting and should be read in conjunction with the notice of meeting.

1. Receive and consider reports for year ended 30 June 2007

The Origin Energy Annual Report has been made available to shareholders and is published on the company's website (www.originenergy.com.au).

During this item of business there will be an opportunity for shareholders to comment on and ask questions about Origin's management, operations, financial position, business strategies and prospects.

2. Adoption of Remuneration Report

In accordance with Section 250R(2) of the Corporations Act 2001, the Remuneration Report is put to shareholders for adoption. The Remuneration Report is set out on pages 44 to 60 of the 2007 Annual Report and is available on Origin's website (www.originenergy.com.au). The vote on this resolution is advisory only and does not bind the Directors or the Company. Reasonable opportunity for shareholders to ask questions about or comment on the Remuneration Report will be given at the meeting.

The Board recommends that shareholders vote in favour of adopting the Remuneration Report.

3. Election of Directors

J Roland Williams CBE, Independent Non-executive Director, Aged 68

Roland Williams joined the Board in February 2000. He is Chairman of the Health, Safety & Environment committee and a member of the Nomination Committee. He is a member of the Audit Committee and was Chairman of the Committee to 1 September 2007. He retired in June 1999 as Chairman and Chief Executive of Shell Australia Limited prior to which he held the positions of Managing Director, Shell International Gas, and President, Shell Coal International. Roland Williams was previously a director of Woodside Petroleum Limited (1995-1999), Chairman of Australian Magnesium Corporation Limited (2000-2003) and a director of United Group Limited (1999-2003). He is a director of Boral Limited (since 1999), a Council Member of the Australian Strategic Policy Institute Limited and Chairman of the General Aviation Strategic Industry Leadership Group. He holds a Chemical Engineering degree (Honours) and a Doctorate of Philosophy. He is a Fellow of the Australian Institute of Company Directors, a Fellow of the Institution of Chemical Engineers and a Companion of the Institution of Gas Engineers and Managers.

Dr Williams' extensive experience in the petroleum and resources industry and broad commercial expertise is of proven value to the Board particularly in its consideration of operations and oil and gas investments.

Trevor Bourne, Independent Non-executive Director, Aged 61

Trevor Bourne joined the Board in February 2000 and is Chairman of the Remuneration Committee and a member of the Nomination and Health, Safety & Environment committees. He retired in December 2003 as Chief Executive Officer of Tenix Investments Pty Limited. Prior roles include Managing Director of Brambles Australia Limited, and several directorships in Brambles subsidiaries and joint-ventures. Trevor Bourne is Chairman of Hastie Group Limited (since November 2004), a director of Coates Hire Limited (since February 2004), a director of Caltex Australia Limited (since March 2006) and Lighting Corporation Limited (since February 2004). He has a Mechanical Engineering degree (with Merit) and a Master of Business Administration.

Mr Bourne's broad business background and his leadership experience brings to the Board an understanding of the key issues that drive Origin's business.

Gordon Cairns, Independent Non-executive Director, Aged 57

Gordon Cairns joined the Board on 1 June 2007 and is a member of the Remuneration, Nomination and Health, Safety and Environment committees. He has extensive Australian and international experience as a senior executive, most recently as Chief Executive Officer of Lion Nathan Limited. He has held a wide range of senior management positions in marketing and finance with Pepsico, Cadbury Schweppes and Nestlé.

Gordon is currently a director of Westpac Banking Corporation, Opera Australia and The Centre for Independent Studies. He is also an advisor to Caliburn Partnership and McKinsey & Co and a member of the Asia Pacific Advisory Board of CVC Capital Partners. He holds a Master of Arts (Honours) from the University of Edinburgh.

Mr Cairns brings to the Origin Energy Board a wealth of management expertise and broad experience from highly competitive retail markets. His management and marketing expertise will be particularly valuable in view of Origin Energy's growth profile and significant retail business.

Explanatory Notes (continued)

Directors' recommendation

The Board, other than the Directors concerned, have reviewed the performance of the Directors standing for re-election. The review included consideration of the expertise, skill and experience of the Directors and their performance and contribution to the work of the Board over their time of office. The Board found that Dr Williams and Mr Bourne have performed well and continue to make valuable contributions to the Board. The Board concluded that the Directors should be proposed for re-election and accordingly recommend that you vote in favour of their re-election.

Mr Cairns was appointed by the Board in June 2007 following a search process that identified his expertise and experience as being of value to Origin. The Board, other than Mr Cairns, recommend that shareholders vote in favour of Mr Cairns' election.

Resolution 4 – Grant of options and performance share rights to Mr Grant A King

Background

This resolution is being put to shareholders to obtain approval for:

(a) the grant to Grant King of options to subscribe for up to 400,000 fully paid ordinary shares in the company under the Origin Senior Executive Option Plan and the allotment to Mr King of ordinary shares in the company pursuant to the exercise of those options; and

(b) the grant to Grant King of rights to acquire up to 250,000 fully paid ordinary shares in the company under the Origin Senior Executive Performance Share Rights Plan, and the allotment or transfer to Mr King of ordinary shares upon the exercise of those performance share rights,

in each case as part of Mr King's remuneration in respect of his performance for the financial years ending 30 June 2007 and 2008.

Shareholder approval for the grant of options to Mr King and the offer to Mr King of performance share rights is required under the ASX Listing Rules because Mr King is a director of the company.

If approved by shareholders, the Board will be authorised to make allocations to Mr King of options and performance share rights up to the number approved in two tranches:

1. The first tranche of 100,000 performance share rights to be issued in November 2007;
2. The second tranche of up to 400,000 options and 150,000 performance share rights following the release of year end results in September 2008.

The first tranche of performance share rights is to be made in November 2007 in recognition of Mr King's performance over the year ended 30 June 2007. The Board reviewed the value of the long-term incentives that had been approved at the 2006 annual general meeting of 300,000 options and 100,000 performance share rights and have formed the view that an additional 100,000 performance share rights should be granted to Mr King in recognition of his performance over the year ended 30 June 2007.

In respect of the second tranche to be issued in September 2008, shareholders should be aware that the authorisation relates to potential awards and the actual award may be less. The actual number to be awarded by the Board will be made based on an assessment of the performance of the company and his performance as Managing Director over the year ending 30 June 2008. The proposed allocation to Mr King of the long-term incentive award is to be based on a split 50% stock options and 50% performance share rights by value.

The options will only be exercisable and the performance share rights will only vest (that is, shares become transferable or can be issued to Mr King) if the performance hurdle is satisfied. Details of the hurdle (which is the same for the exercise of options and the vesting of performance share rights) are set out below. It is dependent on the return on Origin shares out performing the overall return on shares in the companies in the ASX 100.

Terms of the Options Granted

Time of grant

The options will be granted within one month after the date of the announcement of the annual results in 2008.

Consideration for grant

The options will be granted for nil consideration.

Exercise price

The exercise price of the options will be the average of the volume weighted average price of Origin ordinary shares traded on the ASX on each of the five trading days immediately prior to the date of issue of the option (the 'Origin Energy Market Price').

Exercise period

Subject to the satisfaction of the exercise hurdle and the terms of the Origin Senior Executive Option Plan, the options may be exercised at any time after the third anniversary of the grant of the options and no later than five years and three months after the grant.

Exercise hurdle

The exercise hurdle will be measured by comparing the performance of the company with the performance of other companies in which shareholders may potentially invest.

Accordingly, the exercise of the options will depend on the maximum Total Shareholder Return ('TSR') of the company relative to the TSR of the companies comprising the ASX 100 at the time of issuance ('ASX 100').

The period over which the TSR of the company is compared with the TSR of the ASX 100 commences on the date of grant of the options and is measured at each of the third, fourth and fifth anniversaries of the grant of the options ('Test Dates').

Determination of the TSR will be made on the basis of movements in the share price and dividends, calculated in a similar manner to the Accumulation Index of ASX and will be measured according to the volume weighted average price over the three months prior to the date of issuance and each Test Date.

The percentage of options capable of exercise is based on a sliding scale as follows:

If at the Test Dates the TSR of the company:	The percentage of options which become exercisable is:
Does not exceed the 50th percentile of the TSR of the companies in the reference group	0%
Exceeds the 50th percentile of the TSR of the companies in the reference group	50%
Reaches or exceeds the 75th percentile of the TSR in the reference group. The percentage of options which become exercisable increases proportionately from the 50th percentile up to the 75th percentile.	100%

Terms of the offer of Performance Share Rights

Time of grant

The performance share rights will be granted in two tranches. The first tranche of 100,000 performance share rights will be granted in November 2007 and the second tranche of up to 150,000 performance share rights will be granted within one month after the date of the announcement of the annual results in 2008.

Consideration for shares

No consideration is payable by Mr King for the performance share rights granted or on issuance or transfer of the shares.

Vesting period

Subject to the terms of the Origin Senior Executive Performance Share Rights Plan, the vesting period which must elapse before the performance share rights may be exercised and shares are issued or transferred to Mr King is three years from the date on which performance share rights are granted to Mr King.

Performance hurdle

The performance hurdle for the vesting of the performance share rights is the same as the exercise hurdle for the exercise of options described above.

The period over which the TSR of the company is compared with the TSR of the ASX 100 commences on the date of offer of the rights and is measured at each of the third, fourth and fifth anniversaries of the grant of the performance share rights.

Determination of the TSR will be made on the basis of movements in the share price and dividends, calculated in a similar manner to the Accumulation Index of ASX and will be measured according to the volume weighted average price over the three months prior to the date of issuance and each Test Date.

The percentage of rights which can be vested in Mr King is based on a sliding scale as follows:

If at the Test Dates the TSR of the company:	The percentage of rights which vest is:
Does not exceed the 50th percentile of the TSR of the companies in the reference group	0%
Exceeds the 50th percentile of the TSR of the companies in the reference group	50%
Reaches or exceeds the 75th percentile of the TSR in the reference group. The percentage of rights which become exercisable increases proportionately from the 50th percentile up to the 75th percentile.	100%

Terms of and participation in Origin Senior Executive Option Plan and Origin Senior Executive Performance Share Rights Plan

Summaries of the terms of each of the Origin Senior Executive Option Plan and the Origin Senior Executive Performance Share Rights Plan are set out in the schedule to these explanatory notes.

Under the terms of the Origin Senior Executive Option Plan, executives of the Origin Energy group of companies (including executive directors of Origin Energy Limited) are eligible (if selected) to participate in the Plan. Under the terms of the Origin Senior Executive Performance Share Rights Plan, directors or employees of the Origin Energy Limited group of companies (including executive directors of Origin Energy Limited) are eligible (if selected) to participate in the Plan. Mr King is the only director of the company that will participate in the Origin Senior Executive Option Plan or the Origin Senior Executive Performance Share Rights Plan.

Details of any securities issued to Mr King under the Origin Senior Executive Option Plan or the Origin Senior Executive Performance Share Rights Plan and a statement that approval was obtained under ASX Listing Rule 10.14 for the issue of the securities will be published in the company's Annual Report relating to the period in which securities have been issued. Any additional directors of the company (other than Mr King) who may become entitled to participate in the Origin Senior Executive Option Plan or the Origin Senior Executive Performance Share Rights Plan will not participate until any necessary approval under ASX Listing Rule 10.14 is obtained.

Indicative value of Options and Performance Share Rights

As the options and performance share rights have not yet been granted to Mr King, indicative values can only be estimated as an actual valuation can only be determined by reference to the company's share price (and other factors) as at the date on which they are granted. If the issue of the options and share rights is approved, the actual valuation of these options and performance share rights will be disclosed as part of Mr King's remuneration in the company's Annual Report for the years ending 30 June 2008 and 2009.

The indicative valuations based on a share price and exercise price of $9.66 being the closing market price of Origin shares on 3 September 2007 is:

Options = $2.33

PSRs = $6.37

Mr King's current interest in Origin securities

Mr King currently holds or is interested in 301,046 Origin shares and also holds a total of 2,000,000 options over Origin shares. Details of the shares and options held by Mr King are set out on page 42 of the Directors' Report in the Annual Report.

Approval was given to the issue of 300,000 options under the Origin Senior Executive Option Plan and 100,000 performance share rights under the Origin Senior Executive Performance Share Rights Plan at the annual general meeting held on 25 October 2006. These will be issued during September 2007 in accordance with the terms of that approval.

There have been no other issuances to Mr King under either Plan since the last approval given by shareholders.

Directors' Interests and Recommendations

None of the Directors other than Mr King, has any interest in the outcome of resolution 4 except to provide an appropriate incentive to Mr King to maximise shareholder wealth.

All of the Directors, other than Mr King who will abstain from voting on the resolution, recommend that you vote in favour of the resolution.

Schedule: Summary of Terms of Origin Senior Executive Option Plan (SEOP)

Eligibility

Options may be granted to selected senior executives of the Origin Energy Limited group of companies, including executive directors of Origin Energy Limited. The number and the time at which options are granted to senior executives is determined by the Origin Energy Limited Directors.

Options

Each option will be to subscribe for one ordinary share in Origin Energy. The options will be unlisted and will be issued for no consideration or such consideration, if any, which may be nominal, as the Board may determine. The options may not be transferred without the prior approval of the Directors. The shares issued on exercise of the options will rank equally with other Origin Energy shares already on issue on the date of exercise of the options. Origin Energy will apply to ASX for official quotation of shares issued on exercise of the options.

Exercise price of options

The exercise price of an option is the amount which a senior executive who participates in the SEOP must pay to Origin Energy before Origin Energy will issue the share to which that option relates. In respect of annual grants of options under the SEOP, the exercise price will be the volume weighted average price of Origin Energy ordinary shares traded on ASX on each of the five business days prior to and including the date of issuance, plus a margin, if any, to be determined by the Board in its absolute discretion.

Exercise hurdle for the exercise of options

Targets called exercise hurdles must be satisfied before the options may be exercised. The Board will determine at the time it approves the grant of options the exercise hurdles which must be met before those options may be exercised. The exercise hurdle may be adjusted as the Board determines to be fair and equitable in the events of a rights issue, bonus issue or reconstruction of Origin share capital. The current exercise hurdle is set out in the explanatory note to resolution 4 being the proposed further grant of options to Mr King.

Restrictions on the number of options

There is a cap on the total number of Origin shares in respect of which options may be issued. Options may only be issued in respect of that number of shares which, when aggregated with:

(a) the number of shares which would be issued on the exercise of any options which are outstanding or proposed to be granted;

(b) the number of shares issued on the exercise of any other options granted to senior executives including executive directors;

(c) the number of shares the subject of other incentive plans; and

(d) the number of shares issued under the Origin Employee Share Plan which are restricted,

do not exceed 5% of the total number of issued Origin shares.

Time for exercise of options

The options may be exercised, subject to attainment of the specified exercise hurdles referred to above and the Rules of the SEOP, at any time after the third anniversary of the grant of the options and prior to the expiry of five years and three months from the grant of the options.

In addition, the options may be exercised prior to the third anniversary of their grant in the following limited circumstances:

- on a person acquiring in excess of 20% of the voting shares of Origin Energy by takeover;
- on a person acquiring in excess of 20% of the voting shares of Origin Energy in circumstances where the Board in its absolute discretion determines that the options should be exercisable;
- on the senior executive's employment being terminated due to his or her death or permanent disability; or
- upon the termination of the employment of the senior executive in circumstances where the Board in its absolute discretion determines that the options should be exercisable.

In each case, the options may be exercisable only if the performance hurdles are achieved.

Options lapse six months after the death of the senior executive or immediately in the event that the senior executive's employment is terminated by the Origin Energy group in circumstances such as the senior executive's misconduct, wilful neglect in the discharge of his or her duties, or serious or persistent breach of the provisions of the terms of his or her employment.

Options, when exercisable, may be exercised in whole or in part, in the latter case in respect of a minimum of 10,000 options and in multiples of 10,000 options.

Participation in future issues

If Origin Energy makes a rights issue of ordinary shares, the holder of options which have not been exercised will not participate in the rights issue. There will however be an adjustment to the exercise price of the options in accordance with a specified formula and the ASX Listing Rules.

If Origin Energy makes a bonus issue of ordinary shares involving capitalisation of reserves or distributable profits, the number of shares which will be issued on exercise of any options will be increased to include the bonus shares to which the option holder would have been entitled had the option holder exercised the options prior to the bonus issue being made. No adjustment is made to the exercise price of the options in respect of bonus issues. Any adjustments caused by a rights issue, bonus issue or reconstruction are cumulative.

Capital reconstruction

If any reconstruction of the issued capital of Origin Energy takes place (including any consolidation or division of shares or reduction or return of capital) the number of options or the exercise price of the options held will be reconstructed in accordance with the ASX Listing Rules and in a manner which will not result in any additional benefits being conferred on a holder of an option which is not conferred on holders of Origin Energy shares.

Schedule: Summary of Terms of Origin Senior Executive Performance Share Rights Plan (PSRP)

Eligibility

Performance share rights may be granted to directors or employees of the Origin Energy Limited group of companies, including executive directors of Origin Energy Limited, as the Origin Energy Limited Directors nominate from time to time. The number of rights to be allocated from time to time to participants is also determined by the Board.

Performance share rights

Each performance share right will be a right to subscribe for or take a transfer of one ordinary share in Origin Energy. The performance share rights will be unlisted and will be issued for no consideration or such consideration, if any, which may be nominal, as the Board may determine. The performance share rights may not be transferred or encumbered without the prior approval of the Directors. The shares issued (if any) on exercise of the performance share rights will rank equally with other Origin Energy shares already on issue on the date of exercise of the performance share rights. Origin Energy will apply to ASX for official quotation of shares issued (if any) on exercise of the performance share rights.

Exercise price of performance share rights

The exercise price of a performance share right will be nil unless otherwise determined by the Directors.

Transfer or issue of shares

Subject to the satisfaction of performance hurdles mentioned below and the Rules of the PSRP, and provided the rights have not lapsed by reason of the participant's misconduct, any shares the subject of a participant's performance share rights will be transferred to or issued to the participant as follows upon the request of the participant:

- on the participant ceasing employment due to death or permanent disability; or
- between three and five years and three months after the issue of the performance share rights to the participant.

In addition, any shares the subject of a participant's performance share rights will be transferred to or issued to the participant prior to three years after the allocation in the following limited circumstances:

- on a person acquiring in excess of 20% of the voting shares of Origin Energy by takeover;
- on a person acquiring in excess of 20% of the voting shares of Origin Energy in circumstances where the Board in its absolute discretion determines that the performance share rights should be exercisable; or
- upon the termination of the employment of the participant in circumstances where the Board in its absolute discretion determines that the performance share rights should be exercisable.

In each case, the performance share rights will only be transferred or issued if the performance hurdles are achieved.

Performance share rights lapse six months after the resignation or death of the participant or immediately in the event that the participant's employment is terminated by the Origin Energy group in circumstances such as the participant's misconduct, wilful neglect in the discharge of his or her duties, or serious or persistent breach of the provisions of the terms of his or her employment.

Performance share rights, when exercisable, may be exercised in whole or in part, in the latter case in respect of a minimum of 1,000 rights and in multiples of 1,000 rights.

Performance hurdles for the issue or transfer of shares

Targets called performance hurdles must be satisfied before shares may be issued or transferred to the participant. The Board will determine at the time it approves the grant of the performance share right the performance hurdle which must be met before the shares the subject of the performance share right may be transferred or issued. The performance hurdle may be adjusted as the Board determines to be fair and equitable in the event of a right's issue, bonus issue or reconstruction of Origin Energy share capital.

Restriction on the number of shares

There is a cap on the total number of Origin Energy shares which may be subscribed for or purchased under the PSRP such that the total number of shares that may be acquired on exercise of performance share rights together with the number of shares which would be issued on the acceptance or exercise of any offer, right or options which are outstanding or proposed to be granted under an Origin Energy incentive plan (including the Origin Energy Employee Share Plan and the Origin Energy Senior Executive Option Plan) will not exceed 5% of the total number of issued Origin Energy shares.

Participation in future issues

If Origin Energy makes a rights issue of ordinary shares, the holder of performance share rights which have not been exercised will not participate in the rights issue. There will however be an adjustment to the exercise price (if any) of the performance share rights in accordance with a specified formula and the ASX Listing Rules.

If Origin Energy makes a bonus issue of ordinary shares involving capitalisation of reserves or distributable profits, the number of shares which will be issued or transferred on exercise of any performance share rights will be increased to include the bonus shares to which the participant would have been entitled had the participant exercised the performance share rights prior to the bonus issue being made. No adjustment is made to the exercise price (if any) of the performance share rights in respect of bonus issues. Any adjustments caused by a rights issue, bonus issue or reconstruction are cumulative.

Capital reconstruction

If any reconstruction of the issued capital of Origin Energy takes place (including any consolidation or division of shares or reduction or return of capital) the number of performance share rights or the exercise price (if any) of the performance share rights held will be reconstructed in accordance with the ASX Listing Rules and in a manner which will not result in any additional benefits being conferred on a participant which is not conferred on holders of Origin Energy shares.

Copies of the Rules of the Origin Energy Senior Executive Option Plan and the Origin Senior Executive Performance Share Rights Plan may be obtained from the Company Secretary, Origin Energy Limited, Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000.


Origin
energy

Printed on paper from sustainable forests and elemental chlorine free.





To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	27 September 2007
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the issue of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options to acquire ordinary fully paid shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	300,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise price will be the volume weighted average price of Origin shares traded on ASX on the five days up to and including 28 September 2007. The options will expire five years after issuance on 29 September 2012.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**Nil**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Pursuant to the rules of the Origin Energy Senior Executive Option Plan**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**28 September 2007**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**872,417,856**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	13,628,800	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Options do not participate in dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________ Date: 27 September 2007
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.



To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	27 September 2007
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the issue of performance share rights under the Origin Energy Senior Executive Performance Share Rights Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 · bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Performance Share Rights to acquire ordinary fully paid shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	100,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The performance share rights have a nil exercise price and will expire five years after issuance on 29 September 2012.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**Nil**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Pursuant to the rules of the Origin Energy Senior Executive Performance Share Rights Plan**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**28 September 2007**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**872,417,856**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	13,628,800 100,000	Options Performance Share Rights

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Performance share rights do not participate in dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________ Date: 27 September 2007
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.



To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	27 September 2007
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the issue of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options to acquire ordinary fully paid shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,643,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise price will be the volume weighted average price of Origin shares traded on ASX on the five days up to and including 28 September 2007. The options will expire five years and three months after issuance on 29 December 2012.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**Nil**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Pursuant to the rules of the Origin Energy Senior Executive Option Plan**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**28 September 2007**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**872,417,856**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,271,800 100,000	Options Performance Share Rights

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Options do not participate in dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	**N/A**
21	Amount of any underwriting fee or commission	**N/A**
22	Names of any brokers to the issue	**N/A**
23	Fee or commission payable to the broker to the issue	**N/A**
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	**N/A**
25	If the issue is contingent on +security holders' approval, the date of the meeting	**N/A**
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	**N/A**
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	**N/A**
28	Date rights trading will begin (if applicable)	**N/A**
29	Date rights trading will end (if applicable)	**N/A**
30	How do +security holders sell their entitlements *in full* through a broker?	**N/A**
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	**N/A**

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 27 September 2007
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.



To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	27 September 2007
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the issue of performance share rights under the Origin Energy Senior Executive Performance Share Rights Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Performance Share Rights to acquire ordinary fully paid shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	542,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The performance share rights have a nil exercise price and will expire five years and three months after issuance on 29 December 2012.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**Nil**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Pursuant to the rules of the Origin Energy Senior Executive Performance Share Rights Plan**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**28 September 2007**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**872,417,856**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,271,800	Options
		642,000	Performance Share Rights

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Performance share rights do not participate in dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________ Date: 27 September 2007
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	26 September 2007
From	Bill Hundy	Pages	1
Subject	**DIVIDEND REINVESTMENT PLAN (DRP)**		

On 29 August 2007 Origin Energy announced an interim dividend of 11 cents per share (fully franked) would be paid on 3 October 2007 to shareholders on record at 10 September 2007. It also announced that the DRP would be in operation for this dividend and DRP shares would be issued at the volume weighted average market price (VWAP) in the 10 days immediately following record date with no discount to apply.

This notification is to advise that the DRP VWAP is **$10.12** per share.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au





To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	25 September 2007
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	55,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	15,000 @ $4.146826 40,000 @ $3.396826
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 September 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	872,417,856	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	13,328,800	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 25 September 2007
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.



ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	ORIGIN ENERGY LIMITED
Fax number	0292521566
From	ASX Limited – Company Announcements Office
Date	25-Sep-2007
Time	10:51:46
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Contact Energy 2007 Annual Report



energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	25 September 2007
From	Bill Hundy	Pages	143
Subject	CONTACT ENERGY - 2007 ANNUAL REPORT, SUSTAINABILITY REPORT AND NOTICE OF MEETING.		

Attached herewith is a copy of an announcement released today to the New Zealand Stock Exchange by Contact Energy Limited.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au


CONTACT

25 September 2007

Contact Energy Annual Report and Notice of Annual Meeting available

Contact Energy Limited today advised that its 2007 Annual Report, the Notice of its 26 October 2007 Annual Meeting and its first Sustainability Report are now available on the company's website.

Dividend statements and copies of Contact's first Sustainability Report and Notice of Annual Meeting are currently being posted to shareholders, who can expect to receive their materials by early next week.

In accordance with recent changes to the Companies Act, the company's Annual Report will no longer be automatically posted to shareholders but is available on Contact's website. Shareholders can request a hard copy of the Annual Report by completing the form included in their materials.

The Annual Meeting will be held at 10:30am (New Zealand Daylight Saving Time) on Friday 26 October 2007 at:

The Auditorium
Christchurch Town Hall of Performing Arts
86 Kilmore Street
Christchurch

For more information:
Jonathan Hill
Communications Manager
04 462 1285
021 440 090

Contact Energy Annual Report 2007


CONTACT

Contents

The 2007 Annual Meeting of Contact Energy Limited shareholders will be held in The Auditorium, Christchurch Town Hall for Performing Arts, 86 Kilmore Street, Christchurch, on Friday 26 October 2007, commencing at 10:30am NZDST.

The Notice of Annual Meeting and Shareholder Voting/Proxy Form have been provided separately to shareholders.

Highlights

for the year ended 30 June 2007

Adjusted profit for the period of **$231 million**

Through the acquisition of the **Rockgas** LPG business, becoming the only energy company that can offer gas and electricity to customers across the country

Announcement of a **$2 billion** renewable generation investment plan in wind and geothermal development

Resource consent applications filed for new **Te Mihi** geothermal power station

Net gain of 2,000 electricity customers from the end of December 2006 to **513,000** at the end of June 2007

Granted renewed **resource consents** for the company's Clutha hydro and Wairakei geothermal operations

Secured rights to an additional **170 petajoules** of natural gas under Maui Right of First Refusal agreements

Total dividend for the year of **27 cents** per share

For more detail on the information contained in this report, please contact:

Corporate Affairs
PO Box 10742
Wellington
Phone: 64 4 499 4001
Email: jonathan.hill@contact-energy.co.nz

The annual report is available on our website at www.contactenergy.co.nz/annualreport

Contact Energy's **sustainability report** is also available on our website at www.contactenergy.co.nz/sustainabilityreport

Performance indicators

Financial statistics

Adjusted Profit for the Period ($ million)



03
04 R
05
06 A
07 RB

Total Operating Revenue (net of electricity purchases) ($ million)



1,600
1,400
1,200
03
04
05
06
07

EBITDAF[1] ($ million)



03
04
05
06
07

Operating Cashflow ($ million)



450
400
350
300
250
200
03
04
05
06
07

Dividend (cents per share)



03
04
05
06
07

Earnings Per Share (cents per share)



03
04 R
05
06 A
07 RB

CAPEX ($ million)



160
140
120
100
03
04
05
06
07

Net Debt/Net Debt+Equity (per cent)



35
30
25
20
03
04 R
05
06
07 R

Return on Total Assets (per cent)



03
04 R
05
06 A
07 RB

Contact Energy Limited Ordinary versus NZSX 50 Gross Index (index level) C


03
04
05
06
07
Contact Energy Limited Ordinary (CEN NZ)
NZSX 50 Gross Index (NZ50G)

Cumulative Total Shareholder Return (per cent)


03
04
05
06
07

Operating statistics

Customer Numbers (thousand)

Retail Electricity Sales (Gwh)

Wholesale electricity price ($ per megawatt hour)

Generation by fuel source (gigawatt hours)


Electricity
Gas
LPG
Hydro
Geothermal
Thermal
Total

Notes to the graphs

- Comparisons have been restated to reflect current period presentation where appropriate.
- For years prior to 1 October 2004, the reporting period was the year ended 30 September, for 2005, the reporting period was the nine months ended 30 June 2005, and the statistics of that period have been annualised where appropriate for the purposes of the above graphs; for 2006 and subsequent years, the reporting period is the year ended 30 June.
- The 2005, 2006 and 2007 financial statistics and returns and ratios are based on financial statements prepared in accordance with New Zealand equivalents to International Financial Reporting Standards (NZIFRS).
- All calculations in this section have been based on the number of ordinary shares quoted and listed on the New Zealand Stock Market (NZX) as at 30 June 2007 (576,633,962) and exclude the 76,975 restricted ordinary shares issued on 21 June 2007 pursuant to Contact's employee long term incentive scheme for senior executives.

R Denotes years in which Contact Energy's generation property, plant and equipment were revalued. The revaluation affects Total Assets, Shareholder Funds and related ratios.

A Excludes Gain on Disposal of Subsidiaries and Change in Fair Value of Financial Instruments, after tax.

B Excludes Change in Fair Value of Financial Instruments, after tax, and the impact of the change in corporate income tax rate.

C Indexed to 100 at 30 September 2002.

1 Earnings Before Net Interest Expense, Income Tax, Depreciation, Amortisation and Financial Instruments. The year ended 30 June 2006 was the first year in which Changes in the Fair Value of Financial Instruments were recognised within the income statement in accordance with NZIFRS.

Chairman's review

Results

We began the year facing two significant challenges. This was the year we would begin to see material increases in the cost of gas we buy and we would most likely see a return to more normal weather patterns following a prior dry year. These challenges were a threat to our current profitability and our ability to continue to grow our company in the years ahead.

With this in mind we are pleased with what we have achieved this year.

Our profit for the year ended June 2007 was $239.6 million. After adjusting for the gain in fair value of financial instruments ($15.5 million net of tax) and a one-off tax charge resulting from the change in the corporate tax rate ($7.1 million) adjusted profit was $231.2 million. This compares with $241.6 million in the prior year after also adjusting for gains in the fair value of financial instruments and the one-off profit from the sale of Contact's interest in Valley Power.

Earnings before Net Interest Expense, Income Tax, Depreciation, Amortisation and Financial Instruments (EBITDAF) for the 12 months ended 30 June 2007 were $543.7 million, compared with $557.0 million for the same period in 2006.

This is a strong performance in a year in which wholesale market conditions were much more challenging than in the previous year. Wholesale electricity prices were 42 per cent lower in the 2007 financial year than in 2006, reflecting increased inflows into key hydro catchments and therefore a reduced need for higher-priced thermal generation. The cost of gas primarily used to fuel our thermal generation and for onsale to wholesale and retail customers also increased by 20 per cent per unit.

Despite the significantly lower wholesale market prices, Contact's total electricity revenue (net of electricity purchases) was relatively constant at $1,344.8 million for the 2007 financial year, compared to $1,347.8 million for the 2006 financial year. While as a generator the company saw markedly lower wholesale revenues, this was partly offset by the lower cost of purchasing electricity from the wholesale market to supply our retail customers.

These results continue to demonstrate the value of Contact's diversity of generation assets, and the importance of the company's integrated generation and retail business.

The company remains in a strong financial position, with gearing of net debt to net debt plus equity being 23 per cent.

Reflecting on these results, the Board has resolved to pay a fully imputed final dividend of 17 cents per share. This dividend, which will be paid on Tuesday 25 September 2007, takes the total fully imputed dividends for the 2007 financial year to 27 cents per share.

A growing future

Not only have we effectively met challenges to our profitability this year, we have also repositioned the company for a growing future.

Contact Energy's acquisition of the Rockgas LPG business gives Contact a 50 per cent share of New Zealand's LPG market and establishes the company as the only energy company that can offer gas and electricity to its customers across the country.

In the Chief Executive's review, David Baldwin discusses the company's plans to invest up to $2 billion in new renewable generation projects, which are progressing well. This is an exciting investment programme that, through both the scale of investment and the focus on baseload geothermal development, will help Contact deliver a cleaner, secure electricity supply for New Zealand.

As a consequence of prioritising new renewables over large-scale baseload gas-fired generation, Contact is expected to be less dependent on new gas discoveries to drive its growth in generation.

Integral to these renewable investment plans will be efficient and timely resource consenting processes. While it is pleasing that consents for Contact's Wairakei geothermal and Clutha hydro operations have been renewed during the financial year, the consents have taken over six years to secure, at considerable cost. In order for Contact's new renewable generation projects to meet demand for new capacity, the consenting process will need to be streamlined.

Outlook

The upward pressures that Contact faced in the 2007 financial year in terms of higher natural gas costs will continue to impact on Contact's business over the next two years, as the company's cheaper Maui 367 gas entitlements come to an end.

As previously signalled, an ongoing challenge for Contact will be to secure new gas supplies for its thermal plant beyond 2010 and to continue to manage both the increasing prices and reduced flexibility in new gas contracts.

As we look further ahead we have no doubt we are entering a carbon constrained future. Contact, through its integrated business strategy and a unique set of opportunities in renewable generation, is very well placed to lead better management of New Zealand's greenhouse gas emissions and provide customers with a secure and competitive energy supply.

I would like to conclude by thanking my fellow directors for their work this year. On behalf of the Board, I would also like to thank David Baldwin and the Contact team for delivering a strong financial result in the current year and developing an exciting path to growth in the years ahead.

Grant King

Chairman

Chief Executive's review

The 12 months ended 30 June 2007 have been a defining period for Contact Energy – one in which the company has taken key strategic business decisions and refocused the business on growth and sustainability.

Contact's full-year result is especially pleasing given the special conditions that contributed to the 2006 result, and the markedly different trading conditions between the 2006 and 2007 financial years. In particular, the 2007 financial year saw a 42 per cent reduction in wholesale electricity prices, lower levels of thermal generation and the continuing impact of higher gas costs on the business.

The result shows that Contact is a flexible and balanced company that is well positioned to execute its strategy for investment in renewable electricity generation and the future growth of the business.

Over the coming 12 months and beyond, Contact will continue to advance its renewable generation programme in geothermal and wind energy. Another priority for the business will be realising the retail potential offered through Contact's acquisition of Rockgas. Contact is now the only energy company that can offer customers across the country a combination of both electricity and gas.

The Rockgas acquisition reflects Contact's commitment to deepening the relationships with our retail customer base and developing new energy offers that help our customers manage their energy needs.

A sustainable energy supply for New Zealand

Contact is committed to playing a leadership role in helping to deliver a sustainable energy supply for New Zealand. The company supports the direction established by the Government's draft New Zealand Energy Strategy, with its vision of an energy market built on the concept of ensuring that we collectively produce and consume energy in a way that is sustainable for current and future generations.

This vision represents a significant challenge for energy sector participants in New Zealand, and indeed across the globe.

Contact absolutely accepts that it needs to be part of the solution to climate change and other environmental issues. These issues have been a catalyst for a major change in strategic direction for the company over the last year and, in particular, the way we view long term energy security for the country.

In February 2007, Contact announced an investment programme of up to $2 billion in renewable geothermal and wind projects, and the deferral of the investment in a large baseload thermal power station at Otahuhu. Contact has also provided consistent support for the need to price carbon and to introduce a cap and trade framework to price carbon in New Zealand, with linkages to global carbon markets.

This annual report has been produced in parallel with Contact's first sustainability report, which measures Contact's social, environmental and financial performance. Many of the points raised in this annual report are further expanded in Contact's **sustainability report**, which is available on the company's website.

Geothermal

Contact is making steady progress in its renewable generation plans. The company has filed a resource consent application for its proposed 225 megawatt (MW) Te Mihi geothermal power station at Taupo and has been pleased with the response to this project from the local community. Contact expects to have the first electricity generated from this plant in early 2011, with the plant eventually replacing the 50-year-old Wairakei power station.

Contact is also preparing to file resource consent applications in 2008 for a similar-sized geothermal power station at Tauhara, with the expectation of electricity production by 2012. Contact believes that expedited

development of baseload, renewable geothermal electricity is critical to the vision of renewables meeting New Zealand's electricity demand growth. For this reason, Contact is seeking the swift processing of its resource consent applications through the call-in of these projects.

Wind

Contact is also making good progress in the field of wind generation. The company is working on four potential wind farm sites across the country, which together have the potential to generate up to 950 MW.

All four sites have been extensively monitored and indicate high-quality wind resources.

Thermal generation

Contact believes New Zealand has the potential to meet its electricity demand growth from renewable sources in the short to medium term. However, this is dependent on renewable generation projects being consented in a timely fashion.

New baseload thermal plant increases the chances of committing New Zealand to a thermal future in which imported fuels are required to power the country's thermal power stations. Contact's view is that this outcome should be avoided or at least deferred for as long as possible.

Contact believes New Zealand has sufficient baseload thermal capacity and that a carbon pricing and trading mechanism will go a long way towards seeing new renewables replace older, inefficient thermal plant while still delivering a secure supply.

For these reasons, Contact is prepared to continue to defer investment decisions on its consented Otahuhu C power station in order to give the development of renewable generation options every chance.

If resource consents for key renewable projects are not delivered in appropriate timeframes, Contact's Otahuhu C power station is New Zealand's best thermal generation option to ensure security of supply.

Gas supplies

While Contact is focused on renewable generation, Contact's gas-fired power stations are critical to New Zealand's energy security. During 2007 Contact secured rights to an additional 170 petajoules (PJ) of gas from the Maui field. This gas was offered to Contact under its Right of First Refusal (ROFR) arrangements, with the field's owners.

Contact continues to develop the option of importing liquefied natural gas (LNG) should it ever be needed for New Zealand's energy security. While Contact believes that everything possible should be done to avoid or at least defer the need for LNG in New Zealand, the company is still working to consent a possible LNG site as a prudent backstop option.

Resource consents

Over the last seven years, Contact has been attempting to renew its resource consents for the ongoing operation of its Clyde, Roxburgh and Hawea hydro operations, and for the company's Wairakei and Poihipi Road power stations.

This has been a lengthy, expensive and frustrating exercise for Contact.

In May 2007, two Environment Court decisions were made confirming Contact's consents for its existing hydro and Wairakei and Poihipi Road geothermal operations. The decisions extend the operation of the hydro assets for a further 35 years, and the geothermal assets to 2026. The geothermal decision allows Contact to generate a further 20–25 MW of renewable geothermal electricity.

In addition, Contact has received resource consents for a 17 MW hydro generation project at the company's Lake Hawea Control Gates in Central Otago. Contact has appealed the drafting of two conditions in the consent to remove ambiguity and expects this to be resolved quickly.

Rockgas

On 30 April 2007, Contact completed the acquisition of the Rockgas LPG business from Origin Energy.

Rockgas has around 50 per cent of the New Zealand LPG market and provides a unique platform for Contact to offer electricity and gas products to our retail customers.

No other energy company can deliver an integrated electricity and gas offer to customers across the country.

It is Contact's vision to continue to develop as a leading integrated energy solutions company, and this involves offering our customers the energy options that best meet their needs. The unique position that Rockgas gives Contact in the retail energy market is a very important part of the development of that retail vision.

Contact has been pleased with the contribution that Rockgas has made during the two months of the financial year the company has been part of the Contact group.

Contact's customers

Over the last 12 months, Contact has been focusing on building strong, more enduring relationships with its customers, and on providing the services and energy solutions they desire.

The slight gain in electricity customer numbers from December 2006 to the end of June 2007 is encouraging, but over the following 12 months Contact will remain focused on continually delivering improved energy solutions for our customers.

The company has contributed to a process in which new guidelines for electricity retailers in dealing with vulnerable customers have been developed and these have been fully implemented in Contact's retail business.

Conclusion

Contact has a clear programme for the coming years, which gives priority to the renewable generation investment programme and meeting the energy needs of the company's customers.

The 12 months to the end of June 2007 have seen Contact take significant steps towards both goals; the following 12 months will see real momentum in these areas.

Despite the inevitable challenges that Contact faces, the company is well positioned to advance its goals and continue to develop and grow value for our shareholders.

Contact has an outstanding team that, with focus, will bring the company's vision to fruition. Now is a particularly exciting time to be at Contact Energy – the company faces challenging opportunities to capitalise on our diversified investment base during a period of rapid change.

Shareholders can take heart that Contact is performing strongly and continuing to pursue new development opportunities, both to increase shareholder value and to focus on new ways to add value to our retail customers and provide the energy solutions they seek.

David Baldwin

Chief Executive

Overview of results

Management discussion of audited consolidated financial results for the 12 months ended 30 June 2007.

Financial review

Contact has delivered a strong result for the 12 months ended 30 June 2007.

Adjusted profit for the 12 months ended 30 June 2007 was $231.2 million[1], compared with $241.6[2] million for the same period in 2006.

Profit for the 12 months ended 30 June 2007, excluding adjustments, was $239.6 million.

Contact's earnings before net interest expense, income tax, depreciation, amortisation and financial instruments (EBITDAF) for the 2007 financial year was $543.7 million, compared with $557.0 million for the corresponding period in 2006.

At the end of the 2006 financial year, Contact signalled that the 2006 result benefited from relatively high wholesale electricity prices as a result of a dry winter, greater than expected use of thermal generation capacity using low-cost legacy Maui gas entitlements, and the sale of a significant volume of gas to a large customer under a short term contract, and that the combination of those conditions was not expected to continue in the 2007 financial year.

The 2007 result – achieved under markedly different market conditions than in the 2006 financial year – illustrates both the importance of a balanced and complementary generation portfolio, and the value of integration across the retail and generation segments.

The result also highlights the ongoing impact of higher natural gas and electricity transmission costs on the business.

1 Adjusted profit for the 2007 financial year was $8.4 million (after tax) lower than reported profit. The adjustments consisted of a gain of $15.5 million (net of tax) in the fair value of financial instruments, and a one-off tax charge of $7.1 million related to the change in corporate income tax rate.

2 Adjusted profit for the 2006 financial year was $39.3 million (after tax) lower than reported profit. The adjustments consisted of a gain in the fair value of financial instruments, and a gain achieved on the sale of Contact's interest in the Australian Valley Power project.

Key financial information

	12 Months Ended 30 June 2007 $million	12 Months Ended 30 June 2006 $million	6 Months Ended 30 June 2007 $million	6 Months Ended 30 June 2006 $million
Operating Revenue	1,998.0	2,330.1	1,002.9	1,205.8
Operating Expenses[1]	(1,454.3)	(1,773.1)	(734.6)	(929.3)
EBITDAF	**543.7**	**557.0**	**268.3**	**276.5**
Depreciation	(139.3)	(133.2)	(70.1)	(65.5)
Change in Fair Value of Financial Instruments	23.3	8.7	14.8	3.9
Equity Accounted Earnings/(Loss) of Associate	0.7	4.4	(0.2)	4.9
Gain on Disposal of Subsidiaries[2]	-	33.4	-	-
Earnings Before Net Interest Expense and Income Tax (EBIT)	**428.4**	**470.3**	**212.8**	**219.8**
Net Interest Expense[3]	(62.7)	(67.6)	(30.5)	(29.6)
Income Tax Expense	(126.1)	(121.8)	(65.6)	(55.9)
Profit for the Period	**239.6**	**280.9**	**116.7**	**134.3**
Adjusted Profit for the Period	**231.2**	**241.6**	**113.9**	**131.5**
Adjusted Earnings Per Share[4]	**40.1**	**41.9**	**19.8**	**22.8**
Shareholders' Equity	**2,904.2**	**2,552.2**	**2,904.2**	**2,552.5**

1 Includes retail electricity purchases.

2 Disposal of Contact Peaker (NZ) Limited and its 100 per cent owned subsidiary, Contact Peaker Australia Pty Limited. Contact Peaker Australia Pty Limited leased 40 per cent of the generation plant from Valley Power Pty Limited and was a 40 per cent partner in the ValCon Joint Venture, which operated the generation plant.

3 Interest income has been reclassified to Net Interest Expense rather than being included within Operating Revenue.

4 Adjusted Earnings Per Share excludes Gain on Disposal of Subsidiaries and Change in Fair Value of Financial Instruments, net of tax, and a one-off impact to Income Tax Expense resulting from the change in Corporate Income Tax rate.

The primary operating factors that contributed to the financial performance for the 12 months ended 30 June 2007 were:

- higher rainfall into key catchment areas and subsequent lower wholesale prices which resulted in:
  - higher hydro generation and lower thermal generation
  - significantly lower wholesale revenue contribution
  - a stronger contribution from retail due to lower purchase costs, as well as increased retail volumes.
- a 20 per cent increase in the unit cost of natural gas, equivalent to an additional $40.2 million in the 2007 financial year
- a 6.7 per cent increase in electricity transmission costs, equivalent to an additional $27.6 million in the 2007 financial year
- a reduction in labour costs and other operating expenses.

The result for the 2007 financial year also benefited from a seven per cent reduction in net financing costs. This was attributable to an increase in Contact's net short term deposits for most of the year, until the acquisition of Rockgas on 30 April 2007.

Retail segment

Contact's retail segment performance benefited from the softening of wholesale electricity prices over the 12 month period ended 30 June 2007. Retail electricity purchase costs from the wholesale market decreased 41 per cent from the corresponding period in 2006.

The average retail electricity purchase price was $57 per MWh for the 12 months ended 30 June 2007, compared with $101 per MWh for the 2006 financial year.

Retail electricity revenue for the 12 months ended 30 June 2007 was $1,170.2 million, up 8.3 per cent from $1,080.4 million for the 2006 financial year. The increase was in part due to an increase in retail electricity sales volumes of 2.7 per cent from the 2006 financial year, taking total retail sales volumes for the 2007 financial year to 7,564 GWh, and in part to an average sales price adjustment of 5.6 per cent for the 2007 financial year.

Retail electricity customer numbers decreased from 515,000 as at 30 June 2006 to 513,000 for the 12 months to the end of June 2007. However, during the last six months of the 2007 financial year, Contact recorded an increase of 2,000 customers.

Additional retail electricity volumes have resulted from sales to commercial and industrial customers, increasing Contact's market share on a volume basis over the 12 month period ended 30 June 2007.

	12 Months Ended 30 June 2007 $million	12 Months Ended 30 June 2006 $million	6 Months Ended 30 June 2007 $million	6 Months Ended 30 June 2006 $million
Retail Electricity Revenue	1,170.2	1,080.4	564.9	529.5
Gas Revenue Wholesale Customers	53.3	76.5	35.5	35.0
Gas Revenue Retail Customers	94.7	107.8	41.5	43.1
LPG Revenue[1]	25.3	-	25.3	-
Other Retail Revenue	8.1	6.9	4.2	3.5
Total Retail Revenue	**1,351.6**	**1,271.6**	**671.4**	**611.1**
Retail Electricity Purchases	(455.8)	(778.9)	(223.4)	(423.5)
Electricity Transmission and Distribution	(404.3)	(375.6)	(190.0)	(181.3)
Gas Purchases and Transmission	(108.1)	(131.0)	(55.2)	(57.0)
LPG Purchases[1]	(18.0)	-	(18.0)	-
Labour Costs and Other Operating Expenses	(116.2)	(120.3)	(60.9)	(61.8)
Total Operating Expenses	**(1,102.4)**	**(1,405.8)**	**(547.5)**	**(723.6)**
EBITDAF	**249.2**	**(134.2)**	**123.9**	**(112.5)**
Depreciation	(15.6)	(13.8)	(8.3)	(6.9)
Segment Result	**233.6**	**(148.0)**	**115.6**	**(119.4)**
Average Electricity Purchase Price ($ per MWh)	57.11	100.81	58.68	112.88
Retail Electricity Sales (GWh)	7,564	7,361	3,614	3,568
Electricity Customer Numbers	513,000	515,000	513,000	515,000
Gas Sales Wholesale Customers (PJ)	9.5	13.8	6.1	6.1
Gas Sales Retail Customers (PJ)	4.7	7.0	2.0	2.4
Gas Sales LPG Customers (Tonnes)[1]	17,467	-	17,467	-
Gas Customer Numbers	75,000	79,000	75,000	79,000

1 Represents two months of operations of Rockgas LPG business since acquisition on 30 April 2007.

Contact's gas revenue from wholesale customers decreased 30 per cent in the 12 months to 30 June 2007, compared with the 2006 financial year. This was due to the expiry in June 2006 of a short term contract with a significant wholesale gas customer. While the loss in volume was largely offset by another sale in the 2007 financial year to a large wholesale customer, the contribution from that sale was significantly lower.

Retail gas revenue decreased from $107.8 million in the 2006 financial year, to $94.7 million for the 2007 financial year. Retail gas volumes were 4.7 petajoules (PJ), down from 7.0 PJ in the 2006 financial year. While retail gas volumes decreased by 33 per cent over the 2007 financial year, associated revenue decreased by 12 per cent.

Retail gas customer numbers as at 30 June 2007 were 75,000, down from 79,000 as at 30 June 2006.

Contact's acquisition of the Rockgas LPG business from Origin Energy on 30 April 2007 has contributed $3.6 million to Contact's EBITDAF. As at 30 June 2007, Rockgas was serving approximately 31,000 customers, with a further 15,000 customers being served through Rockgas franchisees. Contact continues to identify new opportunities for growth and diversification through the Rockgas LPG business, to leverage Contact's unique position as the only energy supplier able to offer dual energy to the entire country. Rockgas is performing above Contact's expectations with sales volumes as at 30 June 2007 3.5 per cent above expectation and EBITDAF outturn for the year to 30 June 2007 16 per cent higher than assumed under Contact's acquisition model.

Labour costs and other operating expenses for the retail segment for the 2007 financial year decreased three per cent from the 2006 financial year. Contact continues to focus on customer satisfaction, while reducing costs to serve.

Generation segment

	12 Months Ended 30 June 2007 $million	12 Months Ended 30 June 2006 $million	6 Months Ended 30 June 2007 $million	6 Months Ended 30 June 2006 $million
Wholesale Electricity Revenue	630.4	1,046.2	323.9	590.3
Steam Sales	12.2	9.0	5.5	3.9
Other Wholesale Revenue	3.7	2.0	2.0	1.5
Total Wholesale Revenue	**646.3**	**1,057.2**	**331.4**	**595.7**
Electricity Transmission and Distribution	(48.2)	(48.8)	(26.0)	(35.5)
Gas Purchases and Transmission	(217.2)	(223.4)	(116.3)	(125.2)
Labour Costs and Other Operating Expenses	(86.4)	(95.2)	(44.7)	(46.4)
Total Operating Expenses	**(351.8)**	**(367.4)**	**(187.0)**	**(207.1)**
EBITDAF	**294.5**	**689.8**	**144.4**	**388.6**
Depreciation	(123.1)	(118.8)	(61.5)	(58.8)
Segment Result	**171.4**	**571.0**	**82.9**	**329.8**
Average Wholesale Electricity Price ($ per MWh)[1]	53.70	92.84	56.05	103.33
Gas Used in Internal Generation (PJ)	43.2	54.0	22.1	27.7
Thermal Generation (GWh)	5,413	6,649	2,720	3,467
Geothermal Generation (GWh)	1,968	1,820	971	901
Hydro Generation (GWh)	3,639	3,065	1,732	1,575
Total Generation (GWh)	11,020	11,534	5,423	5,943

1 This price excludes contracts for differences.

The 12 months ended 30 June 2007 saw significantly higher levels of inflows into the country's key hydro catchments than the corresponding period in 2006, and an accompanying softening of wholesale electricity prices.

Wholesale electricity prices for the 12 months ended 30 June 2007 averaged $54 per MWh, down 42 per cent from $93 per MWh for the 2006 financial year.

Contact's total generation from all sources for the 12 months ended 30 June 2007 was 11,020 GWh, down four per cent from 11,534 GWh for the 2006 financial year.

Contact's hydro generation increased by 19 per cent from 3,065 GWh for the 2006 financial year to 3,639 GWh for the 2007 financial year.

Contact's thermal plants produced 19 per cent less than in the previous year, decreasing from 6,649 GWh in the 2006 financial year to 5,413 GWh for the 2007 financial year. As a result of lower levels of thermal generation, Contact's natural gas used in electricity generation decreased by 20 per cent, to 43.2 PJ, for the 2007 financial year.

Production from Contact's three geothermal power stations increased by eight per cent to 1,968 GWh, from 1,820 GWh in the 2006 financial year, as a result of the company's geothermal drilling and development programme. Two new wells were completed at Wairakei during the 2007 financial year and a further three were worked over to increase production.

In May 2007, Contact was awarded new resource consents for the operation of its Wairakei and Poihipi Road geothermal power stations and its Clutha hydro operations, after lengthy resource consenting processes. As a result of the new Wairakei consents, Contact will be able to generate an additional 20–25 MW of geothermal electricity by January 2008.

At Ohaaki, a further five new production wells have been drilled to increase geothermal production, and these will be commissioned over the coming financial year.

Gas

The average cost (including transmission) per GJ for the 12 months ended 30 June 2007 was $5.66 per GJ, up 20 per cent from $4.73 per GJ for the corresponding period in 2006. For the 2007 financial year, the unit gas cost increase resulted in $40.2 million of additional gas costs relative to the prior corresponding period (on a volume-adjusted basis).

While Contact faced higher per unit gas costs over the 12 months ended 30 June 2007, the transition to higher-priced gas was mitigated to some extent by a delay in full production from the Pohokura gas field. Contact took lower volumes of Pohokura gas than anticipated, and compensated for this in part by greater use of alternative, lower-cost gas.

During the 12 months ended 30 June 2007, Contact secured rights to an additional 170 PJ of natural gas from the Maui field.

Income tax expense

Income tax expense for the 12 months ended 30 June 2007 was $126.1 million (including the impact of the reduction in corporate income tax rate), compared with $121.8 million for the same period in 2006.

The expense included a reduction in deferred tax assets of $7.1 million as a consequence of the recently announced reduction in the corporate income tax rate.

This $7.1 million has been recorded as a one-off charge to the income tax expense for the 2007 financial year and principally represents the re-measurement of deferred tax asset balances held on the depreciated cost of electricity generation assets.

The new corporate tax rate, enacted in May 2007, will reduce corporate tax from 33 per cent to 30 per cent. This new rate will come into effect for Contact's tax year beginning 1 July 2008, but the enactment of the reduced tax rate has triggered the restatement of deferred tax balances as at 30 June 2007.

The tax rate used to measure deferred tax balances is the rate expected to apply to taxable income in the years in which the deferred balances are expected to be settled.

Deferred tax liabilities, principally relating to the revaluation of electricity generation assets, reduced by $81.7 million. This reduction has been recorded in equity.

Contact's net deferred tax liability balance as at 30 June 2007 reduced by $74.6 million.

Excluding the one-off $7.1 million tax expense, the effective tax rate for the 12 months ended 30 June 2007 was 32.5 per cent, compared with 30.0 per cent for the corresponding period in 2006. The increase in the effective rate is primarily due to the non-taxable gain on disposal of subsidiaries in the 2006 financial year.

Net debt

Based on the NZD equivalent of borrowings, net of foreign exchange hedging, net debt increased from $757.9 million as at 30 June 2006 to $850.1 million as at 30 June 2007. This increase of $92.2 million is primarily due to decreased short term deposits applied to fund the acquisition of the Rockgas LPG business. In September 2007, term debt of NZ$277.8 million, being the NZD equivalent net of foreign exchange hedging, matures. As at 30 June 2007 Contact held short term deposits of $179.0 million and undrawn credit facilities totalling $300 million.

Capital expenditure and commitments

Contact's capital expenditure for the 12 months ended 30 June 2007 was $149.2 million, compared with $138.7 million in the 2006 financial year. $65.4 million related to business-as-usual capital expenditure, with the remainder applied principally to geothermal development options.

Total Capital, Investment and Other Operating Commitments at 30 June 2007 were $193.3 million, compared with $195.6 million at 30 June 2006.

Revaluation of generation assets

In line with Contact's accounting policy, the company has reviewed the value of its generation assets. Following independent advice, the Board of Contact resolved to increase the value of these assets to $4,121.4 million as at 30 June 2007, an increase in the carrying value of generation assets of $401.1 million.

Dividend declaration

For the 12 months ended 30 June 2007, the Contact Board has resolved to pay a fully imputed final dividend of 17 cents per share. This dividend will be paid on Tuesday 25 September 2007.

Company overview

Contact Energy is one of New Zealand's largest listed companies, and has around 85,000 shareholders, a national staff of around 1,000 and generation and retail coverage across most of New Zealand.

Retail

Contact Energy:

- has around 513,000 electricity and 75,000 gas customers[1]
- has around 27 per cent of New Zealand's total retail electricity market share
- has around 32 per cent of the retail gas market
- retails electricity and gas under the Contact brand and electricity under the Empower brand
- runs customer call centres in Levin and Dunedin, and retail service centres in Lower Hutt and Auckland.

Rockgas:

- has 50 per cent of the LPG market in New Zealand
- distributes over 90,000 tonnes (4.4 PJ) of LPG each year to residential, commercial and industrial customers throughout New Zealand
- distributes LPG in regional locations through an extensive network of 27 franchises
- distributes LPG through over 200 kilometres of reticulated networks in Christchurch, Queenstown, Wanaka, and other locations
- supplies LPG to a national network of 265 service stations for the automotive and small cylinder markets.

Generation

- Contact Energy owns 10 power stations across both the North Island and South Island
- These power stations provide 28 per cent of New Zealand's total electricity generation capacity
- Contact's electricity generation capacity is diverse and comes from three main sources: hydro (35 per cent); geothermal (15 per cent); and natural gas (50 per cent)
- Contact is also contracted to operate the Crown-owned reserve generation plant at Whirinaki in Hawke's Bay, and holds a minority interest in the Oakey Power Station in Australia.

Otahuhu B – combined-cycle gas turbine (400 MW)

Commissioned in 1999, the Otahuhu B Power Station is one of the world's most efficient thermal power stations. Situated in South Auckland, Otahuhu B provides large amounts of reliable electricity directly into New Zealand's largest load centre.

Otahuhu A

Commissioned in 1968, this gas-fired power station now provides reactive power which is required for the stable operation of the electricity transmission system.

1 DualEnergy™ customers are included in both gas and electricity customer numbers.

Te Rapa – cogeneration (44 MW)

Commissioned in 1999 the Te Rapa cogeneration plant is extremely efficient, using natural gas to generate steam and electricity for Fonterra's Te Rapa factory, with surplus electricity being exported into the electricity system.

Ohaaki – geothermal (105 MW)

Commissioned in 1989, the Ohaaki Geothermal Power Station has been constrained to around 42 MW, due to reduced steam availability. This is expected to increase to around 60 MW as five new production wells are brought onstream.

Wairakei – geothermal (157 MW + 15 MW binary plant)

Commissioned in 1958, the Wairakei Geothermal Power Station has been providing New Zealand with renewable baseload electricity for nearly 50 years.

Poihipi Road – geothermal (50 MW)

Purchased by Contact in 2000, the Poihipi Road Geothermal Power Station is a modern and efficient power station. As of September 2006, the Poihipi Road station was connected to the Wairakei steam field and now draws the majority of its steam from there.

New Plymouth – gas-fired steam turbine (330 MW)

Commissioned in 1974, the New Plymouth Power Station was, at the time, the largest thermal power station in the country, with five units providing generation capacity of 500 MW. New Plymouth now operates three units and has the option of being able to run on fuel oil in certain circumstances.

Taranaki Combined Cycle – combined-cycle gas turbine (377 MW)

Commissioned in 1998 in the Taranaki town of Stratford, the Taranaki Combined Cycle Power Station (TCC) is a modern, efficient plant.

Clyde – hydro (432 MW)

Generating electricity from four large turbines, the Clyde Dam and Power Station in Central Otago is the largest concrete gravity dam in New Zealand.

Roxburgh – hydro (320 MW)

Commissioned in 1956, the Roxburgh Dam and Power Station was the first large-scale hydro dam on the Clutha River in Central Otago.

Contact Energy national overview

Contact can supply electricity and gas products across the country. Contact has reticulated natural gas customers across much of the North Island, reticulated LPG customers in Christchurch, Queenstown and Wanaka and can supply bottled LPG to customers nationwide.



Otahuhu B
combined-cycle gas turbine 400 MW
Otahuhu A
reactive power
Auckland Sales Team
Rockgas Sales and Distribution
New Plymouth
steam turbine 330 MW
Te Rapa
cogeneration 44 MW
Ohaaki
geothermal 105 MW (currently operating at 42 MW)
Levin Call Centre
Wairakei
geothermal 157 MW and 15 MW binary plant
Taranaki
combined-cycle gas turbine 377 MW
Poihipi Road
geothermal 50 MW
Lower Hutt Retail Services Centre
Rockgas Sales and Distribution
Wellington
Contact Head Office
Queenstown
Rockgas Sales and Distribution
Reticulated LPG networks
Christchurch
Rockgas Sales and Distribution
Reticulated LPG networks
Clyde, Clutha River
hydro 432 MW
Roxburgh, Clutha River
hydro 320 MW
Dunedin Call Centre
Rockgas Sales and Distribution
Invercargill
Rockgas Sales and Distribution

Governance

Company

Contact Energy Limited is a limited liability company registered under the New Zealand Companies Act 1993.

The company is listed on, and its shares are quoted on, the New Zealand Stock Market (NZSX). The company's listing is under the ticker "CEN".

Contact's **constitution** is available on the company's website.

Dividend Policy

Contact's dividend policy is to maintain or grow dividends on a year-to-year basis, while targeting an average net surplus payout of approximately 80 per cent over time. Further information on Contact's **dividend policy** is available on the company's website.

Ethics

Contact's **Code of Ethics** sets out the ethical and behavioural standards expected of the company's directors, officers, employees and contractors.

Contact has established internal procedures to monitor compliance with the Code of Ethics. Every six months, a report is provided to the Board Audit Committee highlighting any matters raised by staff under the Code of Ethics. In the financial year ended 30 June 2007, there were no matters reported or known breaches of the Code of Ethics. A copy of the **Code of Ethics** is available on the company's website.

Health, Safety and Environment

Health, Safety and Environment is a key priority for staff and management at Contact. Health and Safety is an integral factor in assessing management's achievement of annual goals, which are measured against key performance indicators. Contact's **Health and Safety Policy** and **Environmental Policy** are available on the company's website.

For further information on Contact's Health and Safety performance, see the **2007 Sustainability Report**, available on the company's website.

Whistleblowing Policy

Contact's **Whistleblowing Policy**, available on the company's website, facilitates the disclosure and impartial investigation of any serious wrongdoing. This policy advises employees of their right to disclose serious wrongdoing, and sets out Contact's internal procedures for receiving and dealing with such disclosures. The policy is consistent with, and facilitates, the Protected Disclosures Act 2000.

Role of the Board of Directors

The Board is responsible for setting the strategic direction of Contact, with its ultimate goal being to protect and enhance the value of Contact's assets and business in the interests of the company and all of its shareholders. The Board's role includes approving the budget and strategic plan, approving major investments, monitoring financial performance of the company including approval of half-year and annual financial statements and reports, appointing and reviewing the performance of the Chief Executive Officer, ensuring the integrity of corporate governance and overseeing Contact's commitment to its values and policies.

The Board has delegated certain of its powers to sub-committees of the Board, and the day-to-day management of the company to the Chief Executive Officer. The ambit of these delegations is documented in the Board Committee charters, the company's Delegations Policy, and by relevant minuted resolutions of the Board.

The Board has a statutory obligation to reserve to itself responsibility for certain matters, such as the payments of distributions and the issue of shares. It also reserves responsibility for significant matters, including those described above, such as the approval of business plans and budgets and the incurring of significant obligations. In addition, under the Companies Act 1993 and the NZSX Listing Rules, Contact is required to seek the approval of its shareholders prior to entering into certain types of transactions.

The Board's role, responsibilities, operation, composition, delegations and committees are set out in Contact's **Board Charter**, which is available on the company's website.

Operation of the Board

The Board meets regularly on a formal, scheduled basis and otherwise as required. The Chairman and the Chief Executive Officer establish the agenda for each Board meeting. Each month, as a standing item, the Chief Executive Officer prepares a report to the Board that includes disclosure of performance against key Health, Safety and Environment (HSE) benchmarks and a summary of the company's operations, together with financial and other reports. In addition, the Board receives regular briefings on key strategic issues from management, either as part of the regularly scheduled Board meetings, or in separate, dedicated sessions.

New directors appointed to the Contact Board receive induction training. This training primarily involves written and oral presentations by the Chief Executive Officer and senior management team on the key strategic and operational business issues facing Contact.

Compliance with NZX Best Practice Code and other guidelines

Contact complies fully with the corporate governance principles set out in the NZX Corporate Governance Best Practice Code.

Contact also complies with all of the principles in the Securities Commission's *Corporate Governance in New Zealand Principles and Guidelines*.

One of the Securities Commission's corporate governance principles is that there should be a balance of independence, skills, knowledge, experience and perspectives among its directors so that the Board works effectively. Contact considers that it complies with this principle for a number of reasons including because:

- the members of its Board hold substantial and diverse business and energy-industry experience
- the Board comprises an equal number of independent directors and Origin Energy-associated directors
- the Chairman does not hold a casting vote
- the Board regularly assesses its performance to ensure that constructive working relationships are maintained.

The Securities Commission includes as a guideline relating to this principle that the Chairman should be an independent director. Contact departs from this guideline because its Chairman, Grant King, is not an independent director. Despite this departure, for the reasons set out above, Contact is satisfied that it complies with the Commission's principle.

A **table** summarising Contact's compliance with the NZX Corporate Governance Best Practice Code and the Securities Commission's *Corporate Governance in New Zealand Principles and Guidelines* is available on the company's website.

Board composition

The composition of the Board has remained the same throughout the financial year. As at 30 June 2007, the Board comprises six members as follows:

Grant King	Chairman and Origin Energy Associate
Phillip Pryke	Deputy Chairman and Independent
Bruce Beeren	Origin Energy Associate
John Milne	Independent
Karen Moses	Origin Energy Associate
Tim Saunders	Independent

Biographies of the current directors are set out on the company's website and in the **2007 Sustainability Report**.

The NZSX Listing Rules and Contact's **constitution** require Contact to have a minimum of two independent directors. In order to be an independent director, a director must not be an executive of the company, or have a "Disqualifying Relationship". Having a "Disqualifying Relationship" includes (but is not limited to):

- being an associated person of a substantial security holder of the company (in Contact's case, the Origin Energy Group), other than solely as a consequence of being a director of Contact; or
- having a relationship (other than the directorship itself) with the company or a substantial security holder of the company by virtue of which the director is likely to derive, in the current financial year of the company, a substantial portion of his or her annual revenue (excluding dividends and other distributions payable to all shareholders).

The Board has confirmed that at the end of the financial year Phillip Pryke, John Milne and Tim Saunders each held (and still hold) no "Disqualifying Relationship" with Contact, and are therefore each independent directors. This is because none of these directors falls within the definition of "Disqualifying Relationship" and in particular none of these directors is an associated person of a substantial security holder of the company, nor has any relationship with the company or a substantial security holder of the company by virtue of which they derive any revenue, other than their respective Contact directorships and shareholdings.

Grant King, Bruce Beeren and Karen Moses are not considered to be independent directors by virtue of being associated persons of substantial security holder Origin Energy New Zealand Limited. Grant King, Bruce Beeren and Karen Moses were therefore not independent directors as at 30 June 2007.

The NZSX Listing Rules and Contact's **constitution** require at least two directors to be ordinarily resident in New Zealand. John Milne and Tim Saunders satisfy this requirement.

The NZSX Listing Rules and Contact's **constitution** also require a minimum of one-third of directors (other than one executive director and any directors appointed to fill a casual vacancy) to retire at each Annual Meeting and, if appropriate, stand for re-election. The directors required to resign are those who have been in office longest since their last election. Accordingly, Karen Moses and Tim Saunders will retire and stand for re-election at the 2007 Annual Meeting (Phil Pryke and John Milne retired and were re-elected at the October 2005 Annual Meeting, and Grant King and Bruce Beeren retired and were re-elected at the October 2006 Annual Meeting). No directors were appointed to fill a casual vacancy during the financial year.

Conflicts of interest

Where any Contact director has a conflict of interest or is otherwise interested in any transaction, that director is generally required to disclose his or her conflict of interest, and thereafter will normally not be able to participate in the discussion, nor vote in relation to the relevant matter. The company maintains a register of disclosed interests.

Board assessment

Contact's Board follows a practice of reviewing the performance of the Board as a whole and the Board committees every two years, and of reviewing the performance of those directors standing for re-election at the next Annual Meeting every year. In June 2007, in accordance with this practice, Contact undertook a formal assessment of the Board and the Board committees, and a review of the performance of Karen Moses and Tim Saunders, being those directors required to retire and stand for re-election at the 2007 Annual Meeting.

Board committees

The Board has five committees. Copies of the **charters** for the Board Audit, Remuneration, Nominations, and Health, Safety and Environment Committees are available on the company's website.

In addition, a formally constituted Independent Directors' Committee comprising Phil Pryke, John Milne and Tim Saunders meets to evaluate and approve all related party transactions with Origin Energy, which included the purchase of the Rockgas business in the financial year ended 30 June 2007.

Remuneration

The Remuneration Committee at the end of the financial year comprised Phil Pryke (as Chair), Grant King and Tim Saunders. The Remuneration Committee's primary purposes are to review directors' fees, the Chief Executive Officer's remuneration package and performance, and the policy for remuneration of senior management, in order to ensure that they best advance the business objectives of the company. These reviews form the basis of recommendations to the Board. The Remuneration Committee met three times during the financial year and a further two times since the end of the financial year to assess, and make recommendations to the Board about,

a variety of remuneration issues in relation to the financial year that relate to the Chief Executive Officer and Contact employees, including the new employee short term incentive scheme and employee long term incentive scheme for senior executives. Details of directors' and senior executive remuneration arrangements are set out in the Remuneration Report section of this report. The **Remuneration Committee Charter** is set out on the company's website.

Nominations

The Nominations Committee at the end of the financial year comprised Grant King (Chair), Phil Pryke and Tim Saunders. The Nominations Committee's primary purpose is to ensure Contact has formal and transparent processes for the nomination and appointment of directors to the Board, and it also attends to other matters put to it, including director performance assessment and Chief Executive Officer appointment. The Nominations Committee met twice during the financial year to consider issues including the assessment of Grant King's and Bruce Beeren's performance as directors ahead of their standing for re-election at the October 2006 Annual Meeting, and the assessment of Karen Moses' and Tim Saunders' performance as directors ahead of their standing for re-election at the October 2007 Annual Meeting. The **Nominations Committee Charter** is set out on the company's website.

Board Audit

The Board Audit Committee (BAC) at the end of the financial year comprised John Milne (as Chair), Tim Saunders and Bruce Beeren. John Milne is a qualified Chartered Accountant and Bruce Beeren is a fellow of CPA Australia. All members of the Committee are non-executive directors.

The BAC's purpose is to oversee Contact's financial policies and to monitor the quality of financial reporting and financial management. The BAC is responsible for approving the annual internal audit work programme, monitoring the roles, responsibilities and performance of external and internal audit, and making recommendations to the Board. The **Board Audit Committee Charter** is set out on the company's website.

The Chief Executive Officer attends each quarterly BAC meeting at the invitation of the BAC. At the conclusion of each meeting and at any other time the BAC requires, the BAC meets separately with the head of internal audit, Contact's external auditors and the Chief Financial Officer without any other members of management being present.

Health, Safety and Environment

The Health, Safety and Environment (HSE) Committee was established in December 2006 and comprises all members of the Board. Karen Moses is the HSE Committee's Chair.

The HSE Committee meets quarterly, and its role is to fulfil the Board's responsibilities in relation to HSE-related matters arising out of the activities of Contact and its related companies, as those activities affect employees and contractors of the company and the communities and environment in which the company operates. The HSE Committee is responsible for, among other things, periodically reviewing the company's HSE policies, monitoring the company's compliance with the HSE policies, reviewing and recommending targets for HSE performance and assessing performance against those targets, and reviewing HSE-related incidents and considering appropriate actions to minimise the risk of recurrence. The **HSE Committee Charter** is set out on the company's website.

Attendance at meetings

During the financial year ending 30 June 2007, the Board met 12 times. The table below sets out attendance at meetings for all directors.

		Committee Attendance				
Director	**Board Attendance (scheduled and special purpose)**	**BAC**	**HSE**	**Remuneration**	**Nominations**	**Independent Directors**
Grant King	11	N/A	1	3	2	N/A
Phillip Pryke	12	N/A	1	3	2	6
Bruce Beeren	11	4	1	N/A	N/A	N/A
John Milne	12	4	1	N/A	N/A	6
Karen Moses	12	N/A	1	N/A	N/A	N/A
Tim Saunders	12	4	1	3	2	6

Share Top Up Plan

The Share Top Up Plan provides shareholders holding 5,000 or fewer shares with the opportunity to acquire additional shares funded by their regular dividend payments. Participation in the Plan is available to all shareholders who are resident in New Zealand or Australia, who hold 5,000 or fewer shares and who are not directors or associated persons of directors of Contact. The shares required for the Share Top Up Plan are purchased, on behalf of the participating shareholders, by ABN AMRO Craigs. No transaction fee is charged to those shareholders who elect to participate.

The Plan first applied to the final dividend paid in respect of the financial year ended 30 September 2003. As at 30 June 2007, around 38,400 shareholders had taken up the opportunity to participate in the Plan.

More detail about the Plan, including a full description of its **terms and conditions**, is available on Contact's website.

During the financial year ended 30 June 2007, Contact provided financial assistance in connection with the ongoing costs associated with the Plan. A **disclosure document** relating to the financial assistance to be provided over the next 12 months was sent to shareholders in September 2007 and is available on the company's website.

Current NZX waivers

A summary of all **waivers** granted and published by NZX, or relied on by Contact within the 12-month period preceding 25 July 2007 (being two months before the date of publication of this annual report) is available on Contact's website at www.contactenergy.co.nz or on request. This summary will remain on Contact's website for at least 12 months following publication of this annual report.

Exercise of NZX disciplinary powers

NZX has not exercised any of its powers under Listing Rule 5.4.2 in relation to Contact.

Financial reporting

Contact undertakes twice-yearly financial reporting, and also provides a suite of **operational data** on a quarterly basis.

Contact's **annual and half-year reports** are posted on Contact's website. The annual financial statements are audited. Contact is taking advantage of the recent changes to the Companies Act 1993 and accordingly will no longer be automatically mailing printed copies of the annual and half-year reports to shareholders. A notice will be posted to all shareholders when the annual report is available each year, and shareholders can request a hard copy of the annual report or the next half-year report within 15 working days.of receiving that notice.

The Chief Executive Officer and Chief Financial Officer have provided the Board with written confirmation that the company's financial statements for the year ended 30 June 2007 have been prepared in accordance with New Zealand generally accepted accounting practices, and that they comply with New Zealand equivalents of International Financial Reporting Standards and other appropriate Financial Reporting Standards, as appropriate for profit orientated entities.

Auditor independence

The Board Audit Committee (BAC) is responsible for considering and making recommendations to the Board regarding any issues relating to the appointment, dismissal or resignation of the external auditor.

The Board prohibits the external auditor from consulting to Contact on matters that could be regarded as compromising audit independence.

The BAC requires the external auditor to confirm annually that it has complied with all professional regulations relating to auditor independence. Specifically, the external auditor is required to confirm its commitment to strict procedures to ensure that:

- the external auditor, its partners, and current audit team do not have any financial interest in Contact
- the superannuation fund of the partners or staff of the external auditor does not hold any direct financial interest in Contact
- there are no business interests between Contact and the external auditor
- no fee paid by Contact to the external auditor is paid on a contingency basis.

In addition, the senior external audit partner and peer review partner must rotate after a maximum of five years, with suitable succession planning in place.

The BAC is responsible for determining whether potential engagements of the external auditor are appropriate, documenting decisions and recommending to the Board accordingly.

The Chief Financial Officer is responsible for the day-to-day relationship with the external auditor, while individual business units have a direct responsibility for their relationship with the external or internal auditor, ensuring provision of timely and accurate information and full access to company records.

Auditors

The amount payable by Contact and its subsidiaries to KPMG as audit fees in respect of the financial year ended 30 June 2007 was $611,000. Contact and its subsidiaries did not engage KPMG for any other services during the year ended 30 June 2007.

Credit rating

As at the date of this annual report, Standard and Poor's long term credit rating for Contact was BBB Stable.
As at the date of this annual report, Fitch's long term credit rating for Contact was BBB+ Stable.

Donations

During the financial year ended 30 June 2007, in addition to the numerous sponsorships detailed in the **Sustainability Report**, Contact made donations amounting to $20,626.

Donations are made on the basis that the recipient is not obliged to provide any service such as promoting Contact's brand, and are separate from Contact's sponsorship activity.

Risk management

Contact's Risk Management Framework aligns with recognised best practice (Australian/New Zealand Standard for Risk Management AS/NZS 4360:2004). A Risk Management Executive Committee is responsible for monitoring the ongoing effectiveness of risk management activities and provides assurance to the Board and Board Audit Committee (BAC) that there is an effective framework in operation over risk-related activities. The Risk Management Executive Committee monitors trends in the company's risk profile and considers papers on how the business manages or mitigates key risk exposures. Contact recognises the importance of effective risk management to its business success and aims continually to improve its risk profile and risk management capability.

Internal audit

Contact has an independent in-house internal audit function (Internal Audit), which provides independent and objective assurance over the effectiveness of the internal control framework. The **internal audit charter** is included in the Board Audit Committee charter, available on the company's website. Internal Audit assists Contact to accomplish its objectives by bringing a systematic, disciplined approach to evaluate and improve the effectiveness of risk management, internal controls and governance processes. Internal Audit adopts a risk-based audit approach driven from the company's risk management database. This allows the internal audit process to become more relevant to the business, by directing attention to risks that threaten the achievement of strategic and operational goals and the overall internal control environment.

Internal Audit also assists external audit by reporting findings from the audit programme so that they may independently assess the degree of reliance they are able to place on the internal control environment when providing an opinion on the financial statements.

Internal Audit has the autonomy to report significant issues to management and the Board Audit Committee or, if considered necessary, the Chairman of Contact. On a day-to-day basis Internal Audit reports to the General Counsel, with the opportunity to raise issues with the Chief Executive Officer and/or the BAC in a confidential manner and on an unrestricted basis. The BAC oversees the audit programme and provides Internal Audit with the mandate to perform the agreed audit programme. Internal Audit also has unlimited access to all other departments, records and systems of the Contact group and to the external auditors and other third parties as they deem necessary.

Entries recorded in the interest register

The following interest register entries were recorded for the company and its subsidiaries during the financial year ended 30 June 2007:

(a) Share dealings of directors

Contact directors disclosed the following transactions in Contact shares in the financial year ended 30 June 2007:

Director	Date of acquisition/ disposal	Consideration per share[1]	Number of shares acquired/ (disposed of)	Nature of relevant interest
P Pryke	28/08/06	$6.84	3,306	Shares acquired on trust under the Contact PJ Pryke Director Remuneration Share Trust
	10/10/06	$7.2442	1,554	
	06/03/07	$8.78	1,286	
	05/04/07	$9.28	1,213	
	01/02/07	NIL	(51,177)	Change in beneficiary of Contact PJ Pryke Director Remuneration Share Trust
	01/02/07	NIL	51,177	
	07/03/07	NCBO	(2,947)	Transfer of shares from Contact PJ Pryke Director Remuneration Share Trust to Pryke Pty Limited, as beneficiary of Contact PJ Pryke Director Remuneration Share Trust
	07/03/07	NCBO	2,947	
	02/04/07	NCBO	(2,558)	
	02/04/07	NCBO	2,558	
B Beeren	28/08/06	$6.84	2,205	Shares acquired on trust under the Contact BG Beeren Director Remuneration Share Trust
	10/10/06	$7.2442	1,036	
	06/03/07	$8.78	859	
	05/04/07	$9.28	808	
J Milne	28/08/06	$6.84	1,102 + 1,102	Shares acquired on trust under the Contact JHG Milne Director Remuneration Share Trust
	10/10/06	$7.2442	518 + 518	
	06/03/07	$8.78	429 + 429	
	05/04/07	$9.28	404 + 404	
	07/03/07	NCBO	(736) + (737)	Transfer of shares from Contact JHG Milne Director Remuneration Share Trust to John Milne Trust and Maureen Milne Trust, as beneficiaries of Contact JHG Milne Director Remuneration Share Trust
	07/03/07	NCBO	736 + 737	
	02/04/07	NCBO	(640) + (638)	
	02/04/07	NCBO	640 + 638	
	27/02/07	$8.95	(806)	Disposal of shares held by associated persons of Mr Milne (being members of Mr Milne's family), for whom Mr Milne held Power of Attorney
	27/02/07	$8.95	(806)	
	07/03/07	$8.85	(10,000)	Transfer of beneficially held shares into a family trust, of which Mr Milne is a trustee
	07/03/07	$8.85	10,000	
	08/06/07	$8.69	(6,250)	Distribution of shares from a family trust to Mr Milne personally as beneficiary
	08/06/07	$8.69	6,250	
T Saunders	28/08/06	$6.84	2,205	Shares acquired on trust under the Contact TEC Saunders Director Remuneration Share Trust
	10/10/06	$7.2442	1,036	
	06/03/07	$8.78	857	
	05/04/07	$9.28	808	
	07/03/07	NCBO	(1,473)	Transfer of shares from Contact TEC Saunders Director Remuneration Share Trust to TEC Saunders Family Trust as beneficiary of Contact TEC Saunders Director Remuneration Share Trust
	07/03/07	NCBO	1,473	
	02/04/07	NCBO	(1,279)	
	02/04/07	NCBO	1,279	

1 NCBO means no change in beneficial ownership.

(b) Directors' interests in transactions

General disclosures

As at 30 June 2007, the following directors have made the following general disclosures in the interests register of the company. Notices given or adjusted during the financial year ended 30 June 2007 are marked with an asterisk (*). Each such director will be regarded as interested in all transactions between Contact and the disclosed entity.

G King	
Origin Energy Limited and group companies	Managing Director/Shareholder/ Employee
Envestra Limited	Director
Energy Supply Association of Australia Limited	Director/Chairman
Australian Petroleum Production and Exploration Association*	Councillor
P Pryke	
Co-Investor Capital Partners Pty Limited (name changed from Co-Investor Private Equity Pty Limited in July 2006)*	Director/Shareholder
Frog Hollow Limited	Director
New Zealand Deer Farms Limited*	Director
Pauatahanui Projects Limited	Director
Macquarie Goodman (NZ) Limited	Director
Macquarie Goodman Property Aggregated Limited	Director
Travel.com.au Limited*	Alternate Director
Tru-Test Pty Limited*	Alternate Director
Software of Excellence International Limited*	Alternate Director
B Beeren	
Origin Energy Limited and group companies	Director/Shareholder and former Employee/Executive Director
Equipsuper Pty Limited	Director
Envestra Limited (resigned as a director in June 2007)*	Director
Coal & Allied Industries Limited	Director
Veda Advantage Limited (name changed from Baycorp Advantage Limited in February 2007)*	Director
J Milne	
The New Zealand Wine Company Limited (including various wholly owned subsidiaries)	Director/Shareholder
The He Huarahi Tamariki Trust	Chairman/Trustee
Wellington City Council Audit and Risk Management Subcommittee	Independent Member
K Moses	
Origin Energy Limited and group companies	Director/Employee/Shareholder
Victorian Energy Networks Corporation	Director
Energy and Water Ombudsman (Victoria) Limited	Director
Centre for Engineering Leadership and Management	Director

T Saunders	
Calan Healthcare Properties Limited (manager of Calan Healthcare Properties Trust)	Director
Feltex Carpets Limited (including wholly owned subsidiaries) (resigned as a director on 19 October 2006)*	Director/Chairman/Shareholder
L.E.K. Consulting Australasian Advisory Board	Advisory Board Member
Northington Partners Limited	Consultant
Pyne Gould Corporation Limited (including wholly owned subsidiaries Marac Finance Limited, Marac Securities Limited and Perpetual Trust Limited) (resigned as a director on 13 October 2006)*	Director/Shareholder
Solid Energy New Zealand Limited (including wholly owned subsidiary) (term completed on 31 December 2006)*	Director/Chairman
Global Corporate Credit Limited	Director

Specific disclosures

There were no specific disclosures made during the year of any interests in transactions entered into by Contact.

(c) Use of company information

No director issued a notice requesting to use information received in his or her capacity as a director that would not otherwise be available to the director.

(d) Board-approved remuneration and other benefits

The Board passed resolutions and signed accompanying certificates, and the Independent Directors' Committee passed resolutions and signed accompanying certificates, to confirm the distribution for the year ended 30 June 2007 amongst directors of the $770,000 remuneration pool (that pool having been approved by shareholders at the 2004 Annual Meeting). See pages 27 and 28 for further details about the distribution approved by the Board.

(e) Directors' and employees' indemnity and insurance

Contact has agreed to indemnify Contact's employees and directors, including directors of subsidiary and associated companies, against any liability or costs incurred in any proceeding, excluding actions for gross negligence, criminal liability, breach of fiduciary duty or breach of directors' duties.

Contact has paid premiums and taken out comprehensive insurance cover, including insurance policies that indemnify employees and directors, including directors of subsidiaries and associates, against various potential legal liabilities.

In March 2007, Contact's Board authorised the renewal of the Directors and Officers and Statutory Liability insurance covers as at 31 March 2007.

Remuneration report

Directors' remuneration

Directors' fees

The current total directors' fee pool is $770,000 per annum. This was distributed in the year ended 30 June 2007 as follows:

- Chairman (Grant King) – nil
- Deputy Chairman (Phil Pryke) – $135,000 per annum
- Karen Moses – nil
- Other Board members – $90,000 per annum
- Committee members – $365,000, of which $288,000 was distributed to the Independent Directors' Committee in relation to their workload arising from the proposed merger between Contact and Origin Energy in 2006, and $35,000 to John Milne in his capacity as Chairman of the Board Audit Committee, with the balance ($42,000) being distributed at the Board's discretion.[2]

Directors' restricted share scheme

Contact operates a directors' restricted share scheme (Directors' Share Scheme), approved by shareholders in 2004 to improve the alignment of directors' and shareholders' interests. Instead of receiving all of their pre-tax base directors' fee in cash, those directors participating in the Directors' Share Scheme receive one-third of that amount by way of Contact shares which are restricted for a period of three years. While these shares are restricted, directors are entitled to receive dividends and other distributions. Directors are not entitled to any payment in connection with their retirement or cessation of office.

The directors participating in the Directors' Share Scheme during the financial year were Phillip Pryke, Bruce Beeren, John Milne and Tim Saunders.

Under the Directors' Share Scheme, at the end of each quarter Contact pays to a trustee on behalf of each participant one-third of the pre-tax base remuneration accrued by the participant during that quarter. The trustee uses the payment to purchase Contact shares on-market through a broker. This trading may only take place during a period which is not a specified blackout period to ensure compliance with the company's securities trading and disclosure policy.

The trustee is then required to hold the shares purchased until the earlier of three years from the commencement of the quarter immediately following the quarter in which the fees were accrued, and the date of the director ceasing to hold office. On transfer by the trustee to the participant at this time, the participant is entitled to sell the shares, subject to securities trading and disclosure policy requirements. Throughout the time that the shares are held by the trustee, the participant is entitled to receive distributions and participate in other rights attaching or accruing to the restricted shares, subject to any particular restrictions set out in the Directors' Share Scheme or elsewhere.

During the financial year ended 30 June 2007, Contact provided financial assistance in connection with the establishment and ongoing operation of the scheme. A **disclosure document** relating to the financial assistance to be provided over the next 12 months was sent to shareholders in September 2007 and is available on the company's website.

2 The committee fees for each Board Audit Committee member were increased from the previous year's distribution in the financial year by $10,000 per annum in recognition of the Board Audit Committee's increasing workload and responsibilities, particularly since adoption of International Financial Reporting Standards.

The following table details the restricted shares of each of Contact's directors that became unrestricted under the Directors' Share Scheme during the period ended 30 June 2007.

Name	Date of acquisition	Date unrestricted	Number unrestricted	Original acquisition price
Phillip Pryke	23 February 2004	7 March 2007	2,947	$5.0904
	30 April 2004	2 April 2007	2,558	$5.8800
John Milne	23 February 2004	7 March 2007	1,473	$5.0904
	30 April 2004	2 April 2007	1,278	$5.8800
Tim Saunders	23 February 2004	7 March 2007	1,473	$5.0904
	30 April 2004	2 April 2007	1,279	$5.8800

Remuneration details of directors

Details of the total remuneration and the value of other benefits received by each director of Contact during the financial year ended 30 June 2007 are as follows:

Director	Position	Board fees		Committee fees	Total remuneration[2]
		Cash	Restricted shares[1]	Cash	
G King	Chairman	-	-	-	-
P Pryke	Deputy Chairman	$90,000	$45,000	$123,658	$258,658
J Milne	Director	$60,000	$30,000	$156,278	$246,278
T Saunders	Director	$60,000	$30,000	$65,564	$155,564
K Moses	Director	-	-	-	-
B Beeren	Director	$60,000	$30,000	$19,500	$109,500
Total		**$270,000**	**$135,000**	**$365,000**	**$770,000**

1 The directors' fees for the quarter ended 30 June 2007 (total $33,750) were paid to the relevant trustees and held on trust for each applicable director until 29 August 2007, when the restricted shares could be purchased in accordance with Contact's Securities Trading and Disclosure Policy.

2 Pursuant to Contact's constitution, directors are not entitled to any payment in connection with their retirement or cessation of office.

Executive remuneration

There are two components to executive remuneration: fixed remuneration and at-risk/variable remuneration.

The determination of fixed remuneration is based on responsibilities, individual performance and experience, and market data. At-risk remuneration comprises short term incentives and, for senior executives, long term incentives.

Chief Executive remuneration

David Baldwin, Chief Executive of Contact, has been seconded to the role by his employer, Origin Energy. During the term of the secondment, Contact will reimburse Origin Energy for the cost of David Baldwin's salary and other employment benefits, except for restricted shares and options, which are provided directly by Contact. The table on the following page details the nature and amount of the remuneration earned by David Baldwin for the year ended 30 June 2007.

	Short term benefits			Share based payments			
	Fixed remuneration $	Variable remuneration[1] $	Total $	Number of options issued during 2006/07[2]	Number of restricted shares issued during 2006/07[2]	Value of share based payments issued during 2006/07[3]	Total $
David Baldwin							
Chief Executive	650,000	360,000	1,010,000	206,410	40,053	268,333	1,278,333

1 Variable remuneration for the financial year is based on achieving personal goals and satisfying specific performance criteria. The short term incentive is for performance during 2006/07. The amount was determined on 27 August, after performance reviews, and approved by the Board.

2 Contact Energy Limited equity securities.

3 The fair value of the options is calculated at the date of grant using a combination of monte carlo simulation and binomial option pricing model. Restricted shares are valued based on the market price at date of grant adjusted for dividends that are not received until the restricted share vests. Options and restricted shares are subject to performance hurdles as described on pages 30 to 32. The value disclosed is the portion of the fair value of the share based payments allocated to this reporting period.

Short term incentives

Contact Energy's variable remuneration recognises and rewards high-performing individuals whose contribution supports business goals and objectives, while meeting the goals set for the individual.

Contact's short term incentives (STIs), known as the Performance Incentive Programme, comprise cash payments based on performance measured against key performance indicators (KPIs). For the year ended 30 June 2007, different levels of incentives were determined reflecting the nature of roles in the company. KPIs generally comprise company, team and individual targets. These targets are designed to create goals that will support an achievement and performance-oriented culture. The Performance Incentive Programme is designed to differentiate and reward exceptional, outstanding and good performance.

The Board reserves the right to adjust STI awards if health, safety and environment targets are not met.

Long term incentives

The principal objective of long term incentives is to further align executives' performance with shareholder interests and provide equity-based incentives that help retain valuable executives.

Existing long term incentive scheme

Up until 30 June 2006, because a review was pending, only a limited number of senior executives participated in the existing long term incentive (LTI) scheme. Upon completion of that review a new employee long term incentive scheme for senior executives was introduced for the year ended 30 June 2007.

The first two measurement periods for the existing LTI scheme ended on 30 June 2007. Following this, shares were purchased on-market for the benefit of the participants. The next measurement period ends on 30 June 2008, and, accordingly, if the relevant performance hurdles are met for those measurement periods, participants' shares will be purchased on-market and vest with each participant. In addition, there will be a six-monthly reassessment of performance in relation to hurdles that were not met for the first two measurement periods. Therefore, within the next 12 months Contact may provide financial assistance for the purchase of the shares both on-market and in connection with the ongoing operation of the scheme. A **disclosure document** relating to this financial assistance was sent to shareholders in September 2007 and is available on the company's website.

The following table details the Contact ordinary shares that were purchased and vested with each participant in the existing LTI scheme in relation to the measurement period that ended on 30 June 2007.

Name	Date rights acquired	Date shares purchased for participants	Number of shares purchased	Purchase price	Rights remaining for re-testing
David Thomas	August 2004	29 August 2007	569	$9.3500	569
	December 2004	29 August 2007	2,219	$9.3500	2,219
Ross O'Neill	August 2004	29 August 2007	569	$9.3500	569
	December 2004	29 August 2007	2,219	$9.3500	2,219
John Bole	August 2004	30 July 2007	677	$9.4996	677
	December 2004	30 July 2007	2,639	$9.4996	2,639
Stephen Cross	August 2004	30 July 2007	696	$9.4805	697
	December 2004	30 July 2007	2,716	$9.4805	2,716

New employee long term incentive scheme

In formulating the new employee long term incentive scheme for senior executives (LTI scheme), Contact determined that a combination of share options and restricted shares was desirable to ensure incentives align executives' performance with shareholders' interests, in both favourable and unfavourable sharemarket conditions.

Therefore, for the year ended 30 June 2007, Contact introduced a new employee long term incentive plan for participating senior executives – consisting of a Share Option Plan and a Restricted Share Plan ("Plans"). Details of the Plans are set out below.

The Board determined that long term incentives should be awarded to senior executives to reflect individual performance in the preceding financial year and potential in future years.

Under the Plans, for the year ended 30 June 2007, the Board allocated long term incentive awards that are, by value, 50 per cent share options and 50 per cent restricted shares. Under the Plans, the share options will only be exercisable, and the restricted shares will only become unrestricted, to the extent that the relevant performance hurdles are satisfied. The performance hurdles for the share options and restricted shares in relation to the year ended 30 June 2007 are set out on page 32. The number of share options and restricted shares awarded are calculated by dividing the value of the long term incentive award (being a percentage of the relevant executive's salary) by the fair value of the share options and restricted shares.

Share Option Plan

Under the Share Option Plan, the Board issues share options to executives to acquire ordinary shares in Contact at the market price determined at the effective grant date. For share options granted in the year ended 30 June 2007, the market price was the weighted average market price of Contact's ordinary shares traded on the NZSX over the 20 business days prior to the effective grant date.

As noted above, the options are exercisable subject to performance hurdles as determined by the Board. The performance hurdles for share options issued in the year ended 30 June 2007 are described below. There is a vesting period of approximately three years from the effective grant date before share options may be exercised. Following the end of that period, the performance hurdles are measured on three annual test dates. There is a two-year, two-month exercise period following the first test date during which share options may be exercised, again, to the extent that the performance hurdles are met.

The share options may also be exercised if, between the effective grant date and the exercise date, a change of control of Contact occurs. In addition, the Board may, at its discretion, permit share options to be exercised prior to the commencement of the relevant exercise period where Contact shares cease to be listed on the NZSX or other circumstances occur where such an early exercise is considered appropriate by the Board.

The share options will lapse:

- if the performance hurdles are not met by the final measurement date
- if the share options are not exercised by the lapse date
- on the date on which the participant ceases to be employed by the company (except in the case of redundancy)
- on the death of the participant (provided, however, that the Board may in its discretion allow the participant's successor to exercise the share options).

In the event of redundancy, the Share Option Plan will continue, except that the number of share options will be recalculated on a proportionate basis.

The share options are unlisted and are personal to the employee and therefore cannot be traded.

In May 2007, NZX Regulation granted approval under NZSX Listing Rule 8.1.4 for the issue of share options under the Share Option Plan with effective grant dates of 1 July 2006 and 20 November 2006. NZX Regulation also granted a ruling that NZSX Listing Rule 7.10 (being additional requirements for rights issues) does not apply to the granting of share options under the Share Option Plan. The full version of the **waiver and approval** can be found on the company's website.

The number of options issued and their exercise status as at the date of this report are set out in the table below.

Number of options issued	Effective grant date	Exercise price per option	First exercise date	Number lapsed	Final lapse date	Vested?	Number exercisable
365,322	1 July 2006	$7.35	1 October 2009	14,103[1]	30 November 2011	No	Nil
18,361	20 November 2006	$7.55	1 October 2009	Nil	30 November 2011	No	Nil
13,413	15 January 2007	$8.28	1 October 2009	Nil	30 November 2011	No	Nil

1 Due to the resignation of one of the participants, on 7 September 2007, 14,103 options lapsed pursuant to the Share Option Plan rules.

Restricted Share Plan

Under the Restricted Share Plan, the Board issues restricted shares to the participants at the market price determined at the effective grant date. Although the participant has beneficial title to the restricted shares, under the terms of the Restricted Share Plan:

(i) the restricted shares are issued to a trustee to be held on trust for the participant

(ii) the trustee will not exercise any voting rights attaching to the restricted shares and has forgone the right to dividends.

Legal title cannot be transferred to the participant, and therefore traded by the participant, unless and until the restricted shares become "unrestricted".

For restricted shares issued in the year ended 30 June 2007, the market price or "allocation price" of the restricted shares was the weighted average market price of Contact's ordinary shares traded on the NZSX over the 20 business days prior to the effective grant date. Payment of the allocation price for the restricted shares is to be funded by an interest-free loan from the company in an amount equal to the allocation price for the shares. However, before the company can make the loan, notice of the financial assistance arising from the loan must be given to shareholders (financial assistance disclosures were sent to shareholders in September 2007 and are available on the company's website).

If the performance hurdles are met, the restricted shares will be released from the trust to the participant following the relevant test date. There is a vesting period of approximately three years from the effective grant date before restricted shares that "vest" may be released from the restrictions and transferred to the participant. Following the end of that period the exercise hurdles are measured on three annual test dates. To the extent the hurdles are met on each of these test dates, restricted shares must be released from the restrictions and transferred from the trustee to the participant.

For restricted shares that a participant becomes entitled to, the company pays a bonus, which the participant must use to repay the loan. Upon repayment of the loan, the trustee transfers legal title to the restricted shares to the participant.

The participants must transfer to the trustee their rights to any restricted shares that have not been released to the participant by the final test date. The allocation price for those restricted shares transferred to the trustee will be applied to the trustee to immediately repay the loan to the company.

The restricted shares may be released from the restrictions and transferred to the participants if, between the grant date and a test date, a change of control of Contact occurs.

The rights to the restricted shares will lapse:

- if the performance hurdles are not met by the final test date
- on the date on which the participant ceases to be employed by the company (except in the case of redundancy)
- on the death of the participant (provided, however, that the Board may in its discretion allow legal title to the restricted shares to be transferred to the participant's successors).

In the event of redundancy, the Restricted Share Plan will continue, except that the number of restricted shares will be recalculated on a proportionate basis.

While restricted, the restricted shares are unlisted and are personal to the employee and therefore cannot be traded.

In May 2007, NZX Regulation granted approval under NZSX Listing Rule 8.1.4 for the issue of restricted shares under the Restricted Share Plan with effective grant dates of 1 July 2006 and 20 November 2006. NZX Regulation also granted an ongoing waiver from NZSX Listing Rule 8.1.3 for issues of reallocated shares under the Restricted Share Plan (being those restricted shares that are not released to a participant at the final transfer date, but are instead purchased by the trustee and then reallocated to a participant). The full version of the **waiver and approval** can be found on the company's website.

The number of restricted shares issued and their status as at the date of this report are set out in the table below.

Number of restricted shares	Effective grant date	Allocation price per share	First test date	Final test date	Number released
70,890[1]	1 July 2006	$7.35	1 October 2009	1 October 2011	Nil
3,581	20 November 2006	$7.55	1 October 2009	1 October 2011	Nil
2,504	15 January 2007	$8.28	1 October 2009	1 October 2011	Nil

1 Due to the resignation of one of the participants, on 7 September 2007, beneficial ownership of 2,737 of these restricted shares was transferred to the Trustee to hold on trust in an unallocated pool to be reallocated to a participant at a future date, pursuant to the Restricted Share Plan rules.

Hurdles

Broadly, the number of unrestricted ordinary shares to which a participant is entitled under the Plans is determined by achievement of a pre-determined hurdle or hurdles. For the restricted shares and share options issued in the year ended 30 June 2007, the hurdle is a comparison of Contact's total shareholder return (TSR) against the average TSR of a reference group comprising the NZX50 index over the relevant period, commencing on the effective grant date.

For the restricted shares and share options issued in the year ended 30 June 2007, participants' vesting entitlements will be calculated on three test dates, being 1 October 2009, 1 October 2010 and 1 October 2011.

Contact's TSR will be determined as follows:

(i) the volume-weighted average market price of Contact ordinary shares for the three months prior to the effective grant date is subtracted from the price of the shares as determined by measuring the volume-weighted average market price of the shares over the three-month period prior to the relevant test date

(ii) adjusting the calculation in (i) above to reflect the assumed reinvestment of distributions (excluding imputation credits) over the period from the effective grant date to the relevant test date.

The participant's vesting entitlements will be based on a pre-determined formula relative to achievement of the pre-determined hurdle or hurdles. For the restricted shares and share options issued in the year ended 30 June 2007, these are:

(i) zero per cent vesting, if Contact's TSR over the performance period does not exceed the 50th percentile of the TSR of those companies that are in the NZX50 at both grant date and the relevant test date

(ii) 50–100 per cent vesting (on a sliding scale, i.e. the percentage of restricted shares released/share options exercisable increases proportionately on a straight-line sliding scale from the 50th up to the 75th percentile), if Contact's TSR is between the 50th percentile and the 75th percentile TSR of those companies that are in the NZX50 at both grant date and the relevant test date

(iii) 100 per cent vesting, if Contact's TSR is at or above the 75th percentile TSR of those companies that are in the NZX50 at both grant date and the relevant test date.

Employee remuneration

The following table shows the number of employees and former employees of Contact and its subsidiaries who, in their capacity as employees, received remuneration and other benefit entitlements (including redundancy payments) during the year ended 30 June 2007 of at least $100,000.

The remuneration figures analysed include all monetary payments actually paid during the course of the year ended 30 June 2007. They do not include amounts paid post 30 June 2007 that related to the period ended 30 June 2007.

The value of remuneration benefits analysed includes both fixed and short term and long term variable/risk components of remuneration, and redundancy and other payments made on termination of employment. The value of the equity-based incentives included in the remuneration band analysis represents the portion of the grant date fair value of the equity instruments allocated to the reporting period ended 30 June 2007.

The value of remuneration analysed for employees of the Rockgas subsidiaries represents the entitlements paid for the full year ended 30 June 2007, despite Contact only taking ownership effective 30 April 2007.

The remuneration (and any other benefits) of the current Chief Executive Officer, David Baldwin, is disclosed in the *Chief Executive remuneration* section on pages 28 and 29.

	Number of employees	
Remuneration bands	**Parent**	**Subsidiaries**
$100,001–$110,000	45	6
$110,001–$120,000	15	1
$120,001–$130,000	7	-
$130,001–$140,000	8	-
$140,001–$150,000	8	3
$150,001–$160,000	3	-
$160,001–$170,000	5	-
$170,001–$180,000	3	1
$180,001–$190,000	2	2
$190,001–$200,000	4	1
$240,001–$250,000	4	-
$250,001–$260,000	1	-
$260,001–$270,000	1	-
$280,001–$290,000	1	-
$310,001–$320,000	1	-
$340,001–$350,000	1	-
$410,001–$420,000	1	-
$430,001–$440,000	1	-
$450,001–$460,000	1	-
$550,001–$560,000	1	-
$570,001–$580,000	1	-
$590,001–$600,000	1	-

Contact subsidiaries – directors and remuneration

Other than Paul Smith, who received $22,811 in the year ended 30 June 2007 in his capacity as a consultant to Contact Australia Pty Limited and Contact Operations Australia Limited, no other director of any of Contact's subsidiaries received additional remuneration or benefits in respect of their directorships.

The table below lists the directors of Contact subsidiary companies as at 30 June 2007.

Contact subsidiary	Directors
Contact Aria Limited[1]	Kim Josling
	Elizabeth Kelly
Contact Australia Pty Limited	Kim Josling
	Paul Smith
	David Thomas
Contact Operations Australia Pty Limited	Kim Josling
	Paul Smith
	David Thomas
Contact Wind Limited	Kim Josling
	David Thomas
	Alistair Yates
Empower Limited[1]	Jason Delamore
	Kim Josling
Rockgas Limited	John Cumming
	Jason Delamore
	Mark Trigg
	Ian White
Rockgas Holdings Limited	John Cumming
	Jason Delamore
	Mark Trigg
	Ian White
Stratford Power Limited[2]	Kim Josling
	David Thomas
	Mark Trigg

1 Jon Hare was a director of Empower Limited and Contact Aria Limited until 15 June 2007, when he resigned. Jason Delamore was appointed a director of Empower Limited, and Elizabeth Kelly was appointed a director of Contact Aria Limited, on 15 June 2007, to replace Jon Hare.

2 Energy Gas Contracts Limited was amalgamated into Stratford Power Limited on 31 August 2006. The directors of Energy Gas Contracts Limited before the amalgamation were David Thomas, Kim Josling and Jon Hare.

Shareholder information

The following information is provided in accordance with the Listing Rules of the New Zealand Exchange Limited.

20 largest registered holders of Quoted Equity Securities as at 1 August 2007 (including holdings within New Zealand Central Securities Depository Limited)	
Origin Energy Pacific Holdings	291,769,031
National Nominees New Zealand Limited	25,919,787
HSBC Nominees (New Zealand) Limited	17,264,634
HSBC Nominees (New Zealand) Limited No 2 Account	13,773,839
Citibank Nominees (New Zealand) Limited	9,442,697
NZ Superannuation Fund Nominees Limited	8,692,464
ANZ Nominees Limited	6,895,243
Accident Compensation Corporation	5,874,805
TEA Custodians Limited	5,199,513
Custody and Investment Nominees Limited	5,146,502
TEA Custodians Ltd No 2 Account	4,080,240
Asteron Life Limited	3,730,350
Custodial Services Limited	3,718,271
Origin Energy Universal Holdings	3,600,297
FNZ Custodians Limited	3,492,738
NZ Guardian Trust Investment Nominees Limited	2,502,055
Investment Custodial Services Limited	2,440,931
Peter Hanbury Masfen and Joanna Alison Masfen	2,361,354
Guardian Trust Investment Nominees (RWT) Limited	2,329,359
NZGT Nominees Limited – AIF Equity Fund	2,046,313
Total top 20 holders	**420,280,423**
Total other shares	**156,353,559**
Total issued shares[1]	**576,633,982**

1 76,975 restricted ordinary shares (not quoted or listed on the NZSX) were issued pursuant to Contact's new employee long term incentive scheme for senior executives on 21 June 2007, bringing the total number of shares to 576,710,957.

Distribution of quoted security holders and security holdings as at 1 August 2007

Size of shareholding	Number of holders	% of holders	Number of shares[1]	% of shares[1]
1–99 shares	611	0.71	13,955	0
100–199 shares	444	0.52	63,737	0.01
200–499 shares	14,671	17.1	5,433,554	0.94
500–999 shares	50,853	59.27	39,885,940	6.92
1,000–1,999 shares	7,667	8.94	11,109,739	1.93
2,000–4,999 shares	7,333	8.55	21,993,741	3.81
5,000–9,999 shares	2,650	3.09	16,746,799	2.9
10,000–49,999 shares	1,409	1.64	22,405,111	3.89
50,000–99,999 shares	61	0.07	3,987,956	0.69
100,000–499,999 shares	53	0.06	9,732,702	1.69
500,000–999,999 shares	9	0.01	6,218,462	1.08
1,000,000 shares and above	32	0.04	439,042,286	76.14
Total	**85,793**	**100%**	**576,633,982**	**100%**

1 Calculations are based on the number of ordinary shares quoted and listed on the New Zealand Stock Market (NZSX) as at 1 August 2007 and exclude the 76,975 restricted ordinary shares issued on 21 June 2007 pursuant to Contract's long term incentive scheme for senior executives.

Substantial security holders

As at 1 August 2007 the following persons had notified the company in accordance with the Securities Markets Act 1988 that they were currently substantial security holders in the company.

Substantial security holder	Nature of relevant interest	Number of voting securities
Origin Energy New Zealand Limited and its related bodies corporate (including Origin Energy Limited and Origin Energy Vic Holdings Limited)	Shareholder	296,153,144 ordinary shares

The total number of shares of Contact as at 1 August 2007 was 576,710,957, consisting of 576,633,982 ordinary shares, and 76,795 restricted ordinary shares issued on 21 June 2007 pursuant to Contact's employee long term incentive scheme for senior executives (these shares are not tradeable and are not listed or quoted on the NZSX). All of these shares are voting securities, except the trustee holding the restricted ordinary shares on behalf of the participants has waived all voting rights and rights to dividends in relation to those shares.

Equity securities in which each director has a relevant interest as at 30 June 2007

Director	Number of shares
G King	Nil
P Pryke	74,639
B Beeren	5,940
J Milne	79,053
K Moses	Nil
T Saunders	31,267

Directors' statement

This annual report is dated 27 August 2007 and is signed on behalf of the Board by

Grant King

Chairman

Phillip Pryke

Deputy Chairman

Financial statements

Contact Energy Limited and Subsidiaries

for the year ended
30 June 2007

Income statement

for the year ended 30 June 2007

	Note	Group 30 June 2007 $000	Group 30 June 2006 $000	Parent 30 June 2007 $000	Parent 30 June 2006 $000
Operating Revenue					
Wholesale Electricity Revenue		630,363	1,046,233	630,363	1,042,642
Retail Electricity Revenue		1,170,180	1,080,445	915,685	816,995
Gas Revenue		148,016	184,320	240,498	267,793
LPG Revenue		25,335	-	-	-
Steam Revenue		12,169	9,017	12,169	9,017
Other Revenue		11,903	10,108	33,818	31,718
		1,997,966	**2,330,123**	**1,832,533**	**2,168,165**
Operating Expenses					
Retail Electricity Purchases		(455,787)	(778,905)	(373,026)	(629,042)
Electricity Transmission, Distribution and Levies		(452,522)	(424,387)	(344,769)	(322,562)
Gas Purchases and Transmission		(325,341)	(354,483)	(417,823)	(437,630)
LPG Purchases		(17,910)	-	-	-
Labour Costs		(62,424)	(59,866)	(60,239)	(59,193)
Other Operating Expenses	3	(140,291)	(155,526)	(130,739)	(139,432)
		(1,454,275)	**(1,773,167)**	**(1,326,596)**	**(1,587,859)**
Earnings Before Net Interest Expense, Income Tax, Depreciation, Amortisation and Financial Instruments (EBITDAF)		**543,691**	**556,956**	**505,937**	**580,306**
Depreciation and Amortisation	13	(139,280)	(133,229)	(137,953)	(132,316)
Change in Fair Value of Financial Instruments	24	23,259	8,699	23,259	9,016
Equity Accounted Earnings of Associates	18	707	4,422	-	-
Gain on Disposal of Subsidiaries		-	33,399	-	32,894
		(115,314)	**(86,709)**	**(114,694)**	**(90,406)**
Earnings Before Net Interest Expense and Income Tax Expense (EBIT)		**428,377**	**470,247**	**391,243**	**489,900**
Interest Expense		(85,661)	(82,877)	(85,633)	(82,036)
Interest Income		23,004	15,315	22,974	15,961
Net Interest Expense		**(62,657)**	**(67,562)**	**(62,659)**	**(66,075)**
Profit Before Income Tax		**365,720**	**402,685**	**328,584**	**423,825**
Income Tax Expense	4	(118,981)	(121,817)	(105,533)	(127,587)
Change in Corporate Income Tax Rate	4, 23	(7,112)	-	(7,120)	-
Profit for the Period	2	**239,627**	**280,868**	**215,931**	**296,238**
Adjusted Earnings Per Share (Cents)[1]	6	**40.09**	**41.91**	**35.98**	**44.62**
Basic and Diluted Earnings Per Share (Cents)		**41.56**	**48.71**	**37.45**	**51.37**

1 Adjusted Earnings Per Share excludes Gain on Disposal of Subsidiaries and Change in Fair Value of Financial Instruments, net of tax, and the impact of the change in Corporate Income Tax rate.

The accompanying notes form an integral part of these financial statements.

Statement of changes in equity

for the year ended 30 June 2007

	Note	Group 30 June 2007 $000	Group 30 June 2006 $000	Parent 30 June 2007 $000	Parent 30 June 2006 $000
Profit for the Period		**239,627**	**280,868**	**215,931**	**296,238**
Change in Foreign Currency Translation Reserve	7	(109)	(940)	-	-
Change in Asset Revaluation Reserve	7	349,235	3,842	349,235	3,842
Change in Cash Flow Hedge Reserve	7	5,630	12,700	6,242	12,700
Total Recognised Revenues and Expenses		**594,383**	**296,470**	**571,408**	**312,780**
Ordinary Dividends Paid	5	(149,924)	(115,326)	(149,924)	(115,326)
Business Combination of Commonly Controlled Entities	7, 17, 28	(92,942)	-	(92,942)	-
Share Based Payments	7	419	-	419	-
Changes in Equity for the Period		**351,936**	**181,144**	**328,961**	**197,454**
Equity at Start of the Period		**2,552,243**	**2,380,588**	**2,538,791**	**2,359,320**
Adoption of NZ IAS 39 – Financial Instruments	7	-	(9,489)	-	(17,983)
Restated Equity at Start of the Period		**2,552,243**	**2,371,099**	**2,538,791**	**2,341,337**
Equity at End of the Period		**2,904,179**	**2,552,243**	**2,867,752**	**2,538,791**

The accompanying notes form an integral part of these financial statements.

Balance sheet

as at 30 June 2007

	Note	Group 30 June 2007 $000	Group 30 June 2006 $000	Parent 30 June 2007 $000	Parent 30 June 2006 $000
SHAREHOLDERS' EQUITY	7	**2,904,179**	**2,552,243**	**2,867,752**	**2,538,791**
Represented by:					
Current Assets					
Short Term Deposits	10	178,984	282,819	176,456	282,819
Receivables and Prepayments	11	222,477	230,582	163,838	206,340
Taxation Receivable		-	7,561	-	-
Inventories	12	23,289	29,916	18,297	29,916
Derivative Financial Instruments	24	1,989	3,940	1,989	3,940
Total Current Assets		**426,739**	**554,818**	**360,580**	**523,015**
Non-current Assets					
Property, Plant and Equipment	13	4,308,203	3,829,153	4,248,489	3,829,153
Intangible Assets	14	182,189	178,778	123,307	123,307
Investment in Subsidiaries	16	-	-	132,788	63,467
Investment in Associates	18	6,210	8,900	1,579	1,579
Other Financial Assets	19	2,935	-	-	-
Derivative Financial Instruments	24	43,023	4,572	43,023	4,572
Other Non-current Assets		2,629	3,346	2,629	3,346
Total Non-current Assets		**4,545,189**	**4,024,749**	**4,551,815**	**4,025,424**
TOTAL ASSETS		**4,971,928**	**4,579,567**	**4,912,395**	**4,548,439**
Current Liabilities					
Borrowings	20	3,020	15,024	3,625	11,644
Current Portion of Term Borrowings	20	196,611	-	196,611	-
Payables and Accruals	21	248,700	270,443	230,362	260,013
Taxation Payable		2,409	-	2,490	549
Provisions	22	3,525	5,164	3,337	5,164
Derivative Financial Instruments	24	85,809	4,973	84,897	4,973
Total Current Liabilities		**540,074**	**295,604**	**521,322**	**282,343**
Non-current Liabilities					
Borrowings	20	513,683	869,818	513,683	869,818
Provisions	22	25,880	20,756	23,579	20,756
Deferred Taxation	23	742,173	678,648	743,073	678,280
Derivative Financial Instruments	24	242,986	158,451	242,986	158,451
Other Non-current Liabilities		2,953	4,047	-	-
Total Non-current Liabilities		**1,527,675**	**1,731,720**	**1,523,321**	**1,727,305**
TOTAL LIABILITIES		**2,067,749**	**2,027,324**	**2,044,643**	**2,009,648**
NET ASSETS		**2,904,179**	**2,552,243**	**2,867,752**	**2,538,791**

The Directors of Contact Energy Limited authorised these financial statements for issue.

On behalf of the Board.

Grant King

Chairman, 27 August 2007

Phillip Pryke

Deputy Chairman, 27 August 2007

The accompanying notes form an integral part of these financial statements.

Statement of cash flows

for the year ended 30 June 2007

	Note	Group 30 June 2007 $000	Group 30 June 2006 $000	Parent 30 June 2007 $000	Parent 30 June 2006 $000
CASH FLOWS FROM OPERATING ACTIVITIES					
Cash Provided from:					
Receipts from Customers		1,996,958	2,320,557	1,855,581	2,149,227
Interest Received		24,943	11,795	24,913	11,795
		2,021,901	2,332,352	1,880,494	2,161,022
Cash Applied to:					
Payments to Suppliers and Employees		(1,474,909)	(1,720,756)	(1,353,092)	(1,551,250)
Taxation Paid		(88,300)	(93,255)	(76,030)	(87,754)
Interest Paid		(82,919)	(81,754)	(82,921)	(80,433)
		(1,646,128)	(1,895,765)	(1,512,043)	(1,719,437)
Net Cash Inflow from Operating Activities	25	**375,773**	**436,587**	**368,451**	**441,585**
CASH FLOWS FROM INVESTING ACTIVITIES					
Cash Provided from:					
Proceeds from Disposal of Subsidiaries		-	70,483	-	70,483
Loan from Associate		-	1,142	-	-
Associate Dividends Received		2,761	260	2,761	260
Repayment of Loan to Investee		-	126	-	126
		2,761	72,011	2,761	70,869
Cash Applied to:					
Purchase of Property, Plant and Equipment		(145,148)	(133,799)	(141,069)	(133,799)
Purchase of Subsidiary		(159,432)	-	(162,263)	-
Repayment of Loan from Associate		(3,035)	-	-	-
		(307,615)	(133,799)	(303,332)	(133,799)
Net Cash (Outflow) to Investing Activities		**(304,854)**	**(61,788)**	**(300,571)**	**(62,930)**
CASH FLOWS FROM FINANCING ACTIVITIES					
Cash Applied to:					
Ordinary Dividend Paid to Shareholders	5	(149,924)	(115,326)	(149,924)	(115,326)
Supplementary Dividend Paid to Shareholders	5	(15,758)	(12,455)	(15,758)	(12,455)
Repayment of Borrowings		(7,800)	-	(7,800)	-
Repayment of Finance Lease Liabilities		(217)	(1,186)	(217)	(7)
		(173,699)	(128,967)	(173,699)	(127,788)
Net Cash (Outflow) to Financing Activities		**(173,699)**	**(128,967)**	**(173,699)**	**(127,788)**
Net Increase/(Decrease) in Cash and Cash Equivalents		(102,780)	245,832	(105,819)	250,867
Add: Cash and Cash Equivalents at the Start of the Year		280,728	34,896	279,139	28,272
Cash and Cash Equivalents at the End of the Year		**177,948**	**280,728**	**173,320**	**279,139**
Cash and Cash Equivalents Comprises:					
Bank Overdraft		(1,036)	(2,091)	(3,136)	(3,680)
Short Term Deposits		178,984	282,819	176,456	282,819
	10	**177,948**	**280,728**	**173,320**	**279,139**

The accompanying notes form an integral part of these financial statements.

Notes to the financial statements

for the year ended 30 June 2007

1 Statement of accounting policies

Reporting entity

Contact Energy Limited (the Company) is a profit-oriented company domiciled in New Zealand, registered under the Companies Act 1993 and listed on the New Zealand Stock Market (NZSX). The Company is an issuer in terms of the Financial Reporting Act 1993. The consolidated financial statements of Contact Energy Limited as at and for the year ended 30 June 2007 comprise the Company and its subsidiaries and Contact's interest in associates and jointly controlled entities (together referred to as Contact).

Contact is a diversified and integrated energy company, focusing on the wholesale generation of electricity and the retail sale of electricity, natural gas and LPG, and related services in New Zealand.

Basis of preparation

The functional and reporting currency used in preparation of the consolidated financial statements is New Zealand dollars, rounded to the nearest thousand.

The consolidated financial statements have been prepared in accordance with New Zealand Generally Accepted Accounting Practice (NZGAAP). They comply with the New Zealand Equivalent to International Financial Reporting Standards (NZIFRS), and other applicable Financial Reporting Standards, as appropriate for profit-oriented entities.

The financial statements were approved by the Board of Directors (Board) on 27 August 2007.

The measurement basis adopted in the preparation of these financial statements is historical cost modified by the valuation of certain assets and liabilities. The following assets and liabilities are stated at their fair value: financial instruments and property, plant and equipment, as identified in specific accounting policies below. Recognised assets and liabilities that are hedged in a fair value hedging relationship are stated at fair value in respect of the risk that is hedged.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

Adoption status of relevant new Financial Reporting Standards and Interpretations

Contact has chosen to early adopt *NZIFRS 7 Financial Instruments: Disclosures* with effect from 1 July 2005.

Contact has elected not to early adopt the following standards and not to apply the following interpretation which have been issued but are not yet effective:

- *NZIAS 23 Borrowing Costs* – revisions approved July 2007 and effective for annual reporting period beginning on or after 1 January 2009;
- *NZIFRS 8 Operating Segments* – approved December 2006 and effective for annual reporting period beginning on or after 1 January 2009; and
- *NZIFRIC 12 Service Concession Arrangements* – approved March 2007 and effective for annual reporting periods beginning on or after 1 January 2008.

The adoption of these standards and application of this interpretation are not expected to have a material impact on Contact's financial statements.

Accounting estimates and judgements

Contact's significant areas of estimation and critical judgements in these financial statements are as follows:

Generation plant and equipment

The Company's generation plant and equipment are stated at fair value by an independent valuer. The basis of the valuation is the net present value of the future earnings of the assets, excluding any reduction for costs associated with restoration and environmental rehabilitation. The major inputs and assumptions that are used in the valuation model that require judgement include forecast of the future electricity price path, sales volume forecasts, projected operational and capital expenditure profiles, capacity and life assumptions for each generation plant and discount rates.

Goodwill

The carrying value of goodwill is subject to an annual impairment test to ensure the carrying value does not exceed the recoverable amount at balance date. For the purpose of impairment testing, goodwill is allocated to individual cash-generating units to which it relates. Any impairment losses are recognised in the Income Statement.

In determining the recoverable amount of goodwill, Contact uses a valuation model to calculate the present value of expected future cash flows of the cash-generating units. The major inputs and assumptions that are used in the model that require management judgement include sales forecasts, customer numbers and customer churn, interest rates, discount rates and a forecast of the future electricity price path.

Retail revenue

Management has exercised judgement in determining estimated retail sales for unread gas and electricity meters at balance date. Specifically this involves an estimate of consumption for each unread meter, based on the customer's past consumption history.

Restoration and environmental rehabilitation

Liabilities are estimated for the abandonment and site restoration of areas from which natural resources are extracted. Such estimates are valued at the present value of the expenditures expected to settle the obligation. Key assumptions have been made as to the expected expenditures to remediate based on the expected life of the assets employed on the sites.

Financial instruments

Note 24 contains information about the assumptions and the risk factors relating to financial instruments and their valuation, including electricity price hedges which are valued with reference to the Company's financial model for future electricity prices. Accounting judgements have been made in determining the hedge designation for the different types of derivatives employed by the Company to hedge its risk exposures.

Basis of consolidation

Subsidiaries

Subsidiaries are those entities controlled, directly or indirectly, by the Company. The purchase method of accounting is used to account for the acquisition of subsidiaries by Contact. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of Contact's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the Income Statement.

Business combinations of commonly controlled entities

Business combinations involving entities or businesses under common control are those in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination.

Assets and liabilities assumed in business combinations of commonly controlled entities are measured initially at acquisition date at the book value of the acquired entities. Any difference between the cost of acquisition and the book values of the assets and liabilities acquired is recorded directly in equity against retained earnings.

Associates

Associates are entities in which Contact has significant influence, but not control, over the operating and/or financial policies. Associates are reflected in the consolidated financial statements by applying the equity accounting method. The equity accounting method recognises Contact's share of the current period retained surpluses or deficits in the Consolidated Income Statement and its share of post acquisition increases or decreases in net assets in the Consolidated Balance Sheet.

Jointly controlled assets and jointly controlled entities

Jointly controlled assets or jointly controlled entities are joint arrangements with other parties in which Contact jointly controls or owns one or more assets or entities and is consequently entitled to a share of the future economic benefits through its share of the jointly controlled asset or entity. Contact's share of the assets, liabilities, outputs (revenues) and expenses of jointly controlled assets or entities is incorporated into Contact's consolidated financial statements on a proportionate line-by-line basis.

Acquisition or disposal during the period

Where an entity becomes or ceases to be part of the consolidated Contact group during the period, the results of that entity are included in the consolidated results from the date of acquisition or up to the date of disposal.

Transactions and balances eliminated on consolidation

The effects of intra-group transactions and balances are eliminated in preparing the consolidated financial statements.

Accounts receivable

Accounts receivable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less impairment loss. An impairment loss is recognised when there is objective evidence that Contact will not be able to collect all amounts due according to the original terms of receivables. The amount of the impairment loss is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the impairment loss is recognised in the Income Statement.

Borrowings

Borrowings are recognised initially at fair value less attributed transaction costs.

Borrowings designated as hedged items are subject to measurement under hedge accounting requirements. Refer to accounting policy for Derivative Financial Instruments and Hedging.

Discounts, premiums, prepaid interest and borrowing costs such as origination, commitment and transaction fees are amortised to interest expense on a yield-to-maturity basis over the period of the borrowing. Any difference between the cost and redemption value is recognised in the Income Statement over the period of the borrowings on an effective interest basis.

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with banks, other short term highly liquid investments with original maturities of three months or less, net of outstanding bank overdrafts.

Bank overdrafts are shown within Borrowings in Current Liabilities on the Balance Sheet.

Derivative financial instruments and hedging

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are periodically re-measured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. Contact designates certain derivatives as either:

- hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); or
- hedges of highly probable forecast transactions (cash flow hedges); or
- hedges of net investments in foreign operations.

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Income Statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the Income Statement.

Amounts accumulated in equity are recycled to the Income Statement in the periods when the hedged item will affect the Income Statement. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, then the cumulative unrealised gain or loss recognised in equity is recognised immediately in the Income Statement.

Net investment hedge

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the Income Statement.

Gains and losses accumulated in equity are included in the Income Statement when the foreign operation is disposed of.

Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the Income Statement.

Employee benefits

Annual, long service and retirement leave benefits estimated to be payable to employees are accounted for on the basis of statutory and contractual requirements.

Long term service benefits

Contact's net obligation in respect of long term service benefits, other than pension plans, is the amount of future benefits that employees have earned in return for their service in the current and prior periods. The obligation is calculated using an actuarial technique.

Share based payments

Share based payments are provided to Senior Executives via a Share Option Plan and a Restricted Share Plan.

The fair value of the employee services received in exchange for the grant of the options is recognised as an expense, with a corresponding increase in equity, over the vesting period during which the employees become unconditionally entitled to the options.

The fair value is measured at grant date by reference to the fair value of the equity instruments granted, taking into account market performance conditions only. Non-market vesting conditions are included in the assumptions about the number of options that are expected to become exercisable.

At each balance sheet date, Contact revises the amount to be recognised as an expense to reflect the number of options that are expected to become exercisable.

Foreign currencies

Foreign currency transactions are recorded at the exchange rates in effect at the date of the transaction. Monetary assets and liabilities denominated in a foreign currency are translated at the rates of exchange ruling at balance date.

Hedged assets and liabilities are translated at the spot rate with the underlying hedge contract being separately recorded on the Balance Sheet at the hedged rate.

Group companies

The results and financial position of all the group entities (none of which has a currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- Income and expenses for each Income Statement presented are translated at average exchange rates.
- Assets and liabilities for each Balance Sheet presented are translated at the closing rate at the date of that Balance Sheet.
- All resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to the foreign currency translation reserve account. When a foreign operation is sold, such exchange differences are recognised in the Income Statement as part of the gain or loss on sale.

Gas entitlements

Where Contact has take-or-pay gas sale contracts, such receipts are recorded as short or long term liabilities respectively, depending on the contracted terms applicable to such tranche quantities. These liabilities are credited to the Income Statement as customers uplift their prepaid gas.

Generation and other research and development expenditure

Expenditure on generation and other research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the Income Statement as an expense as incurred.

Expenditure on generation and other development activities is capitalised if the process is technically and commercially feasible, future economic benefits are probable, and Contact intends to, and has sufficient resources to, complete development and to use or sell the asset. The expenditure capitalised includes costs of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised in the Income Statement as an expense as incurred.

Capitalised development costs including associated capitalised interest are reviewed at each balance sheet date to determine whether further work is planned to support the continued carry forward of the capitalised cost.

Development assets are depreciated or amortised from the commencement of commercial operations in accordance with the relevant accounting policy for that asset over the period of their expected economic benefit. Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses.

Goods and services tax (GST)

The Income Statement and Statement of Cash Flows have been prepared so that all components are stated exclusive of GST. All items in the Balance Sheet are stated net of GST, with the exception of receivables and payables, which include GST invoiced.

Impairment

The carrying amount of Contact's assets, other than inventories and deferred tax assets, are reviewed at each Balance Sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's net recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the Income Statement unless the asset is recorded at a revalued amount. Impairment losses on revalued assets are first taken to the revaluation reserve if there is a surplus in respect of that asset.

The recoverable amount of receivables is calculated as the present value of expected future cash flows, discounted at the original effective interest rate inherent in the asset.

The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Insurance

Contact has property, plant and equipment, which are predominantly concentrated at power station locations, that have the potential to sustain major losses through damage to plant with resultant consequential costs.

To minimise the financial impact of such exposures, the major portion of the risk is insured by taking out appropriate insurance policies with appropriate counterparties.

Any uninsured loss is charged to the Income Statement in the year in which the loss is incurred.

Intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of Contact's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisition of subsidiaries is included in intangible assets. Goodwill on acquisition of associates is included in investments in associates. Goodwill is tested annually for impairment and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

For the purpose of impairment testing, goodwill is allocated to individual cash-generating units to which it relates. Each cash-generating unit represents Contact's lowest level of assets generating revenue independent of each other.

Patents

Patents are stated at cost, less accumulated amortisation and accumulated impairment losses.

Amortisation

Amortisation is charged to the Income Statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Intangible assets are amortised from the date they are available for use. The estimated useful lives are as follows:

Type of Asset	Estimated Life	Amortisation Rate
Patents	10 years	10%

Inventories

Inventories are stated at the lower of cost and net realisable value. The cost of materials, consumable supplies and maintenance spares is determined on a weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Investments

Contact classifies its investments in the following categories: financial assets at fair value through the Income Statement and held to maturity financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

Financial assets at fair value through Income Statement

Financial assets may be held for trading or designated at fair value through the Income Statement at inception. A financial asset is classified as a financial asset at fair value if it is acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the Balance Sheet date.

Held to maturity

Held to maturity financial assets are stated at amortised cost less impairment losses.

Other financial assets

Other financial assets are non-derivatives that are either designated in this category or not classified in any other category. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Oil and gas assets

Development assets

The costs of oil and gas assets in the development phase are separately accounted for and include transferred exploration and evaluation costs, all development drilling and other subsurface expenditure, surface plant and equipment and any associated land and buildings. When production commences, the accumulated costs are transferred to producing properties.

Producing properties

The costs of oil and gas assets in production are separately accounted for and include transferred exploration and evaluation costs, transferred development costs and the on-going costs of continuing to develop reserves for production and to expand or replace plant and equipment and any associated land and buildings. These costs are subject to depreciation and depletion in accordance with the Property, Plant and Equipment policy.

Oil and gas exploration expenditure

Exploration and evaluation expenditure is accounted for in accordance with the area of interest method. The application of this method is based on the partial capitalisation model closely aligned to the "successful effort" approach.

All oil and gas exploration and evaluation costs, including directly attributable overheads, general permit activity, and geological and geophysical costs are expensed as incurred except the cost of drilling exploration wells and the cost of acquiring new interests. The costs of drilling exploration wells are initially capitalised pending the determination of the success of the well. Costs are expensed where the well does not result in a successful discovery.

Capitalised costs are reviewed at each reporting date to determine whether economic quantities of reserves have been found or whether further exploration and evaluation work is underway or planned to support the continued carry forward of the capitalised costs.

Upon approval for the commercial development of a project, the accumulated expenditure is transferred to oil and gas development assets.

Operating leases

Contact leases certain plant, equipment, land and buildings. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases.

Operating lease payments are representative of the pattern of benefits derived from the leased assets and accordingly are charged to the Income Statement in the periods of expected benefit.

Property, plant and equipment

Initial recording

The cost of purchased property, plant and equipment, including strategic spares, is the value of the consideration given to acquire the assets and the value of other directly attributable costs which have been incurred in bringing the assets to the location and condition necessary for their intended service.

The cost of assets constructed by Contact, including capital work in progress, includes the cost of all materials used in construction, direct labour specifically associated, resource management consent costs, and an appropriate proportion of variable and fixed overheads. Financing costs incurred on the construction of a qualifying asset project are capitalised during the period of time that is required to complete and prepare the asset for its intended use. The amount of financing costs capitalised is determined using a capitalisation rate representing Contact's weighted average borrowing cost applicable to the borrowings that were outstanding during the period. Costs cease to be capitalised as soon as the asset is ready for productive use and do not include any inefficiency costs.

Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment.

Expenditure is capitalised where it is incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul expenditure. Other subsequent expenditure is capitalised only when it is probable the future economic benefits embodied in the item of property, plant and equipment will flow to the entity and can be reliably measured. All other expenditure is recognised in the Income Statement as an expense as incurred.

Revaluations

Contact's generation plant and equipment (including land and buildings) and capital work in progress are stated at fair value as determined on transition to NZIFRS and subsequently every three years by an independent valuer, with interim revaluations where there is deemed to be significant change to the valuation of these assets. The basis of the valuation is the net present value of the future earnings of the assets, excluding any reduction for costs associated with restoration and environmental rehabilitation.

Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount and the net carrying amount is restated to the revalued amount of the asset. Any increase in the value is recognised directly in equity. Any decrease in value that offsets a previous increase in value of the same asset is charged against reserves in equity; any other decrease in value is charged to the Income Statement. The amount of the adjustment arising on the restatement or elimination of accumulated depreciation forms part of the increase or decrease.

Leased assets

Leases in which Contact assumes substantially all the risks and rewards of ownership are classified as finance leases. Any asset acquired by the way of finance lease is stated at an amount equal to the lower of its fair value or present value of the future minimum lease payments at inception of the lease.

Depreciation

Depreciation is charged to the Income Statement on a straight-line basis so as to allocate the cost of the assets, or the revalued amounts, less estimated residual value, over their expected remaining useful lives. The range of annual depreciation rates for each classification of asset are:

Generation Plant and Equipment (including buildings)	1–33%
Other Buildings and Improvements	1–18%
Leased Generation Plant	4%
Other Plant and Equipment	1–33%

Asset residual values and useful lives are reviewed, and adjusted if appropriate, at each Balance Sheet date.

Restoration and environmental rehabilitation

Liabilities are estimated for the abandonment and site restoration of areas from which natural resources are extracted. Such estimates are valued at the present value of the expenditures expected to be required to settle the obligation. The cost primarily represents geothermal field restorations.

Estimations are also made for the expected cost of environmental rehabilitation of commercial sites, which require reinstatement of conditions resulting from present obligations. The liability is immediately recognised when exposure is identified and rehabilitation costs can be reasonably estimated.

Revenue

Revenue comprises the amounts received and receivable at balance date, for gas, LPG, electricity, steam and related services supplied to customers in the ordinary course of business, including estimated amounts for unread meters.

Other income from meter leases is recognised in the Income Statement on a straight-line basis over the term of the lease.

Interest income is recognised in the Income Statement as it accrues using the effective interest rate method.

Dividend income is recognised in the Income Statement on the date that the dividend is declared.

Statement of cash flows

The following are the definitions used in the Statement of Cash Flows:

- Cash is considered to be cash on hand and current accounts in banks, net of bank overdrafts.
- Operating activities include all transactions and other events that are not investing or financing activities.
- Investing activities are those activities relating to the acquisition, holding and disposal of property, plant and equipment and of investments.
- Financing activities are those activities that result in changes in the size and composition of the capital structure of Contact. This includes both equity and debt not falling within the definition of cash. Dividends paid in relation to the capital structure are included in financing activities.

Taxation

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the Income Statement except to the extent that it relates to items recognised directly in equity, in which case the income tax is recognised in equity.

Current tax is the expected tax payable on the taxable income for the period using tax rates enacted or substantially enacted at the Balance Sheet date, together with any adjustment to tax payable in respect of previous years.

Deferred tax is calculated using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the Balance Sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Changes in accounting policies

There have been no changes in accounting policies other than the addition of policies on Jointly Controlled Entities, and Business Combinations of Commonly Controlled Entities.

2 Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services in a particular economic environment, where the risks and returns are different from those of segments operating in other economic environments.

Contact's primary reporting format is business segments. All business segments are fully integrated within New Zealand.

Contact comprises the following main business segments:

Retail

The Retail segment encompasses any activity that is associated with Contact's supply of energy to end user customers as well as related services.

Generation

The Generation segment encompasses any activity that is associated with Contact's generation of electricity or steam and Contact's sales to the wholesale electricity market.

The segment result includes items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Items not directly attributable to, or those that cannot be allocated on a reasonable basis to, the Retail or Generation segments are included in the Other segment.

Wholesale electricity purchase costs for the Retail segment are based on spot prices prevailing in the New Zealand wholesale electricity market at the relevant time and at the relevant grid exit purchase node. Similarly, the revenues received by the Generation segment are determined by the spot prices received at the relevant grid injection points.

The cost of gas purchases across the portfolio is allocated between these segments in proportion to consumption.
Gas transmission and distribution charges are allocated to the segments within which they are incurred.

Segment reporting

for the year ended 30 June 2007

	Retail $000	Generation $000	Other $000	Group $000
Segment Revenue	1,351,657	646,292	17	**1,997,966**
EBITDAF	249,224	294,450	17	**543,691**
Depreciation and Amortisation of Segment Assets	(15,621)	(123,089)	(570)	**(139,280)**
Segment Result	233,603	171,361	(553)	**404,411**
Change in Fair Value of Financial Instruments				**23,259**
Equity Accounted Earnings of Associates				**707**
Net Interest Expense				**(62,657)**
Income Tax Expense				**(118,981)**
Change in Corporate Income Tax Rate				**(7,112)**
Profit for the Period				**239,627**
Segment Assets	431,798	4,297,227	242,903	**4,971,928**
Segment Liabilities	118,821	118,108	1,830,820	**2,067,749**
Capital Expenditure	10,124	129,103	10,010	**149,237**

Segment reporting

for the year ended 30 June 2006

	Retail $000	Generation $000	Other $000	Group $000
Segment Revenue	1,271,588	1,057,211	1,324	2,330,123
EBITDAF	(134,166)	689,798	1,324	556,956
Depreciation of Segment Assets	(13,843)	(118,862)	(524)	(133,229)
Segment Result	(148,009)	570,936	800	423,727
Change in Fair Value of Financial Instruments				8,699
Equity Accounted Earnings of Associates				4,422
Gain on Disposal of Subsidiaries				33,399
Net Interest Expense				(67,562)
Income Tax Expense				(121,817)
Profit for the Period				280,868
Segment Assets	349,122	3,911,708	318,737	4,579,567
Segment Liabilities	111,819	182,478	1,733,027	2,027,324
Capital Expenditure	6,792	128,702	3,214	138,708

3 Other operating expenses

Other Operating Expenses Include:	Group 30 June 2007 $000	Group 30 June 2006 $000	Parent 30 June 2007 $000	Parent 30 June 2006 $000
Auditor's Remuneration				
– Audit Services: KPMG	611	547	606	547
– Other Assurance Services: KPMG	-	291	-	291
Donations	21	23	21	23
Proposed "Dual Listed Companies" Expense	-	8,654	-	8,654
Rental Expense on Operating Leases	4,223	4,015	3,958	4,015

4 Income taxes

(i) Income tax expense

	Group 30 June 2007 $000	Group 30 June 2006 $000	Parent 30 June 2007 $000	Parent 30 June 2006 $000
Profit Before Income Tax	365,720	402,685	328,584	423,825
Taxation thereon at 33%	120,688	132,886	108,433	139,862
Plus/(Less) Taxation Effect of Adjustments:				
Effect of Different Tax Rates of Associate Operating in other Jurisdiction	(20)	(133)		-
(Gain)/Loss on Disposal of Subsidiaries	-	(11,022)	-	(10,837)
Temporary Differences no longer Expected to Reverse	124	1,015	-	-
Other Permanent Differences	1,286	1,841	190	532
Reduction in Corporate Tax Rate	7,112	-	7,120	-
Income Tax (Over) Provided in Prior Year	(3,097)	(2,770)	(3,090)	(1,970)
Income Tax Expense	**126,093**	**121,817**	**112,653**	**127,587**
Comprising:				
Current Taxation	114,303	104,794	100,951	112,521
Deferred Taxation	11,790	17,023	11,702	15,066
	126,093	**121,817**	**112,653**	**127,587**

(ii) Imputation credits

	Group 30 June 2007 $000	Group 30 June 2006 $000	Parent 30 June 2007 $000	Parent 30 June 2006 $000
Opening Balance Credit/(Debit)	160,656	108,829	-	-
Imputation Credits Attached to Dividends Paid	(58,086)	(44,349)	-	-
Net New Zealand Income Tax Paid	87,699	96,176	-	-
Closing Balance Credit	**190,269**	**160,656**	-	-

The Imputation Credits are Available to Shareholders of the Parent:	Group 30 June 2007 $000	Group 30 June 2006 $000
– Through Consolidated Imputation Group	190,269	160,656
– Through the Parent	-	-
– Through Subsidiaries	-	-
Closing Balance Credit	**190,269**	**160,656**

5 Ordinary dividends paid

The Company paid the following fully imputed dividends during the year.

	Dividend Payment Date	Parent 30 June 2007 $000	Parent 30 June 2006 $000	Parent 30 June 2007 Cents per Share	Parent 30 June 2006 Cents per Share
2005 Year Final Dividend	14 September 2005		57,663		10.0
2006 Year Interim Dividend	23 March 2006		57,663		10.0
2006 Year Final Dividend	21 September 2006	92,261		16.0	
2007 Year Interim Dividend	23 March 2007	57,663		10.0	
Supplementary Dividend		15,758	12,455		
Foreign Investor Tax Credit		(15,758)	(12,455)		
Total Ordinary Dividends Paid		**149,924**	**115,326**		
Current year final dividend on ordinary shares, declared subsequent to balance date. Refer to Note 31.	25 September 2007	98,028	92,261	17.0	16.0

6 Earnings per share

	Group 30 June 2007	Group 30 June 2006
Adjusted Earnings Per Share (cents)	40.09	41.91
Basic and Diluted Earnings Per Share (cents)	41.56	48.71

The calculation of basic earnings per share at 30 June 2007 is based on the profit attributable to ordinary shareholders of $239.6 million (2006: $280.9 million) and a weighted average number of ordinary shares outstanding during the year ended 30 June 2007 of 576,633,982 (2006: 576,633,982).

The calculation of adjusted earnings per share for the year ended 30 June 2007 is based on an adjusted profit attributable to ordinary shareholders. Adjusted profit for the year ended 30 June 2007 excludes the Change in Fair Value of Financial Instruments, net of tax, and the impact of the change in Corporate Income Tax rate. Adjusted profit for the year ended 30 June 2006 excludes the Change in Fair Value of Financial Instruments, and the Gain on Disposal of Subsidiaries, both net of tax.

For the purposes of the earnings per share calculations, the shares issued under the Restricted Share Plan have been excluded until they become unrestricted.

The dilutive effect of share options and restricted shares has not been taken into account in the calculation of diluted earnings per share at 30 June 2007, as the relevant performance conditions have not been fulfilled as at that date.

7 Reserves

Group	Note	Share Capital $000	Foreign Currency Translation Reserve $000	Asset Revaluation Reserve $000	Cash Flow Hedge Reserve $000	Share Based Payment Reserve $000	Retained Earnings $000	Total $000
Balance as at 1 July 2005		**780,037**	**1,099**	**1,547,641**	**-**	**-**	**51,811**	**2,380,588**
Application of NZIAS 39 – Financial Instruments		-	-	-	(18,037)	-	8,548	(9,489)
Restated Equity as at 1 July 2005		**780,037**	**1,099**	**1,547,641**	**(18,037)**	**-**	**60,359**	**2,371,099**
Profit for the Period		-	-	-	-	-	280,868	280,868
Cash Flow Hedges:								
Gains Taken to Equity		-	-	-	18,955	-	-	18,955
Translation of Foreign Operations:								
Exchange Differences Taken to Equity		-	(407)	-	-	-	-	(407)
Transferred to Income Statement		-	(307)	-	-	-	-	(307)
Revaluation Increments		-	-	5,096	-	-	-	5,096
Movement in Deferred Tax Liability Attributable to Equity		-	(226)	(1,254)	(6,255)	-	-	(7,735)
Total Recognised Revenues and Expenses		**-**	**(940)**	**3,842**	**12,700**	**-**	**280,868**	**296,470**
Dividends Paid to Shareholders	5	-	-	-	-	-	(115,326)	(115,326)
Balance as at 30 June 2006		**780,037**	**159**	**1,551,483**	**(5,337)**	**-**	**225,901**	**2,552,243**
Balance as at 1 July 2006		**780,037**	**159**	**1,551,483**	**(5,337)**	**-**	**225,901**	**2,552,243**
Profit for the Period		-	-	-	-	-	239,627	239,627
Cash Flow Hedges:								
Gains Taken to Equity		-	-	-	8,054	-	-	8,054
Translation of Foreign Operations		-	(336)	-	-	-	-	(336)
Asset Revaluation								
Revaluation Increments		-	-	401,090	-	-	-	401,090
Re-estimate of Restoration Provision		-	-	(1,489)	-	-	-	(1,489)
Movement in Deferred Tax Liability Attributable to Equity		-	227	(131,868)	(2,658)	-	-	(134,299)
Re-measurement of Deferred Tax on Change in Corporate Income Tax Rate		-	-	81,502	234	-	-	81,736
Total Recognised Revenues and Expenses		**-**	**(109)**	**349,235**	**5,630**	**-**	**239,627**	**594,383**
Dividends Paid to Shareholders	5	-	-	-	-	-	(149,924)	(149,924)
Business Combination of Commonly Controlled Entities	17, 28	-	-	-	-	-	(92,942)	(92,942)
Share Based Payments	9	159	-	-	-	260	-	419
Balance as at 30 June 2007		**780,196**	**50**	**1,900,718**	**293**	**260**	**222,662**	**2,904,179**

Parent	Note	Share Capital $000	Foreign Currency Translation Reserve $000	Asset Revaluation Reserve $000	Cash Flow Hedge Reserve $000	Share Based Payment Reserve $000	Retained Earnings $000	Total $000
Balance as at 1 July 2005		**780,037**	**-**	**1,354,227**	**-**	**-**	**225,056**	**2,359,320**
Application of NZIAS 39 – Financial Instruments		-	-	-	(18,037)	-	54	(17,983)
Restated Equity as at 1 July 2005		**780,037**	**-**	**1,354,227**	**(18,037)**	**-**	**225,110**	**2,341,337**
Profit for the Period		-	-	-	-	-	296,238	296,238
Cash Flow Hedges:								
Gains Taken to Equity		-	-	-	18,955	-	-	18,955
Revaluation Increments		-	-	5,096	-	-	-	5,096
Movement in Deferred Tax Liability Attributable to Equity		-	-	(1,254)	(6,255)	-	-	(7,509)
Total Recognised Revenues and Expenses		-	-	**3,842**	**12,700**	**-**	**296,238**	**312,780**
Dividends Paid to Shareholders	5	-	-	-	-	-	(115,326)	(115,326)
Balance as at 30 June 2006		**780,037**	**-**	**1,358,069**	**(5,337)**	**-**	**406,022**	**2,538,791**
Balance as at 1 July 2006		**780,037**	**-**	**1,358,069**	**(5,337)**	**-**	**406,022**	**2,538,791**
Profit for the Period		-	-	-	-	-	215,931	215,931
Cash Flow Hedges:								
Gains Taken to Equity		-	-	-	8,966	-	-	8,966
Revaluation Increments		-	-	401,090	-	-	-	401,090
Re-estimate of Restoration Provision		-	-	(1,489)	-	-	-	(1,489)
Movement in Deferred Tax Liability Attributable to Equity		-	-	(131,868)	(2,958)	-	-	(134,826)
Re-measurement of Deferred Tax on Change in Corporate Income Tax Rate		-	-	81,502	234	-	-	81,736
Total Recognised Revenues and Expenses		-	-	**349,235**	**6,242**	**-**	**215,931**	**571,408**
Dividends Paid to Shareholders	5	-	-	-	-	-	(149,924)	(149,924)
Business Combination of Commonly Controlled Entities	17, 28	-	-	-	-	-	(92,942)	(92,942)
Share Based Payments	9	159	-	-	-	260	-	419
Balance as at 30 June 2007		**780,196**	**-**	**1,707,304**	**905**	**260**	**379,087**	**2,867,752**

8 Share capital

Authorised and Issued Shares	Group 30 June 2007 Number	Group 30 June 2006 Number	Parent 30 June 2007 Number	Parent 30 June 2006 Number
Ordinary Shares – Unrestricted	576,633,982	576,633,982	576,633,982	576,633,982
Ordinary Shares – Restricted	76,975	-	76,975	-
Issued Shares	**576,710,957**	**576,633,982**	**576,710,957**	**576,633,982**

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. Ordinary unrestricted shares have no par value and are fully paid.

On 21 June 2007, 76,975 restricted ordinary shares were issued pursuant to Contact's Employee Long Term Incentive Scheme and are held in trust. While restricted shares confer the same rights on the holder as unrestricted shares, restricted shares are subject to the terms of the Restricted Share Plan that restrict the right to vote and dividends. Refer to Note 9.

9 Share based payments

During the year ended 30 June 2007 Contact established a new long term incentive scheme for executives whereby the value of the long term incentive award is allocated, by value, 50 per cent in share options under a Share Option Plan and 50 per cent in restricted shares under a Restricted Share Plan. Under the Plans, the share options will only be exercisable, and the restricted shares will only become unrestricted to the extent that the relevant performance hurdles are satisfied. For the restricted shares and share options issued in the year ended 30 June 2007 the hurdle is a comparison of Contact's total shareholder return (TSR) against the average TSR of a reference group comprising the NZX50 index over the relevant period, commencing on the effective grant date.

The share options and restricted shares are unlisted and are personal to the employee and therefore cannot be traded.

The total expense recognised for share based payments transactions under the Plans during the year ended 30 June 2007 was $0.5 million (30 June 2006: Nil).

(i) Share Option Plan

Under the Share Option Plan, the Board issues share options to executives to acquire ordinary shares in the Company at the market price determined at the effective grant date. For share options granted in the year ended 30 June 2007, the market price was the weighted average market price of the Company's ordinary shares traded on the NZSX over the 20 business days prior to the effective grant date.

There is a vesting period of approximately three years from the effective grant date before share options may be exercised. Following the end of that period, the performance hurdles are measured on three annual test dates. There is a two-year, two-month exercise period following the first test date during which share options may be exercised, again, to the extent that the performance hurdles are obtained.

The share options may also be exercised if, between the effective grant date and the exercise date, a change of control of the Company occurs. In addition, the Board may, at its discretion, permit share options to be exercised prior to the commencement of the relevant exercise period where Contact shares cease to be listed on the NZSX or other circumstances occur where such an early exercise is considered appropriate by the Board.

The share options will lapse:

- if the performance hurdles are not met by the last measurement date
- if the share options are not exercised by the lapse date
- on the date on which the participant ceases to be employed by the Company (except in the case of redundancy); or
- on the death of the participant (provided, however, that the Board may in its discretion allow the participant's successor to exercise the share options).

In the event of redundancy, the Share Option Plan will continue, except that the number of share options will be recalculated on a proportionate basis.

Summary of share options

Effective Grant Date	First Exercise Date	Expiry Date	Exercise Price per Option	Balance at 1 July 2006	Granted	Balance at 30 June 2007	Exercisable at 30 June 2007
1 Jul 2006	1 Oct 2009	30 Nov 2011	$7.35	-	365,322	365,322	-
20 Nov 2006	1 Oct 2009	30 Nov 2011	$7.55	-	18,361	18,361	-
15 Jan 2007	1 Oct 2009	30 Nov 2011	$8.28	-	13,413	13,413	-
				-	397,096	397,096	-

(ii) Restricted Share Plan

Under the Restricted Share Plan, the Board issues restricted shares to the participants at the market price determined at the effective grant date. Although the participant has beneficial title to the restricted shares, under the terms of the Restricted Share Plan:

(i) the restricted shares are issued to a trustee to be held on trust for the participant; and

(ii) the trustee will not exercise any voting rights attaching to the restricted shares and has forgone the right to dividends.

Legal title cannot be transferred to the participant, and therefore traded by the participant, unless and until the restricted shares become "unrestricted".

For restricted shares issued in the year ended 30 June 2007, the market price or "allocation price" of the restricted shares was the weighted average market price of the Company's ordinary shares traded on the NZSX over the 20 business days prior to the effective grant date. Payment of the allocation price for the restricted shares is to be funded by an interest-free loan from the Company in an amount equal to the allocation price for the shares. Settlement of the purchase price for the restricted shares issued during the year ended 30 June 2007 will occur subsequent to 30 June 2007. Accordingly no loans were owing to the Company as at 30 June 2007.

If the performance hurdles are met, the restricted shares will be released from the trust to the participant following the relevant test date. There is a vesting period of approximately three years from the effective grant date before restricted shares that "vest" may be released from the restrictions and transferred to the participant. Following the end of that period the exercise hurdles are measured on three annual test dates. To the extent the hurdles are met on each of these test dates, restricted shares must be released from the restrictions and transferred from the trustee to the participant.

For restricted shares that a participant becomes entitled to, the Company pays a bonus, which the participant must use to repay the loan. Upon repayment of the loan, the trustee transfers legal title to the restricted shares to the participant.

The restricted shares may be released from the restrictions and transferred to the participants if, between the grant date and a test date, a change of control of the Company occurs.

The rights to the restricted shares will lapse:

- if the performance hurdles are not met by the last test date
- on the date on which the participant ceases to be employed by the Company (except in the case of redundancy); or
- on the death of the participant (provided, however, that the Board may in its discretion allow legal title to the restricted shares to be transferred to the participant's successors).

In the event of redundancy, the Restricted Share Plan will continue, except that the number of restricted shares will be recalculated on a proportionate basis.

Summary of restricted shares

Effective Grant Date	First Test Date	Final Test Date	Allocation Price per Share	Unvested Balance 1 July 2006 Number	Granted Number	Unvested Balance at 30 June 2007
1 Jul 2006	1 Oct 2009	1 Oct 2011	$7.35	-	70,890	70,890
20 Nov 2006	1 Oct 2009	1 Oct 2011	$7.55	-	3,581	3,581
15 Jan 2007	1 Oct 2009	1 Oct 2011	$8.28	-	2,504	2,504
				-	76,975	76,975

(iii) Fair value of share based payments

The fair value of services received in return for share options granted is based on the fair value of share options granted, measured using a combination of monte carlo simulation and a binomial option pricing model. The valuation was based on the following weighted average assumptions:

	30 June 2007
Risk-free interest rate	5.9%
Expected dividend yield	2.9%
Expected option life (in years)	5.1
Expected share price volatility	19.6%

Restricted shares are valued based on the market price at the effective grant date adjusted for dividends that are not received until the restricted share vests. Volatility is based on historic volatility in Contact's share price. The performance hurdles noted above are included in the valuation model used in determining the fair value of share options and restricted shares issued during the year.

10 Cash and cash equivalents

	Group 30 June 2007 $000	Group 30 June 2006 $000	Parent 30 June 2007 $000	Parent 30 June 2006 $000
Commercial Paper	165,956	231,956	165,956	231,956
Cash Collateral Deposits	-	24,363	-	24,363
Other Short Term Deposits	13,028	26,500	10,500	26,500
Short Term Deposits	**178,984**	**282,819**	**176,456**	**282,819**
Represented by:				
Restricted Cash	-	24,363	-	24,363
Unrestricted Cash	178,984	258,456	176,456	258,456
	178,984	**282,819**	**176,456**	**282,819**
Bank Overdrafts (Refer to Note 20)	(1,036)	(2,091)	(3,136)	(3,680)
Cash and Cash Equivalents in the Statement of Cash Flows	**177,948**	**280,728**	**173,320**	**279,139**

Commercial paper has been classified as a held to maturity investment.

As at 30 June 2006, Restricted Cash comprised cash collateral deposits posted in relation to movements in the fair value of a cross currency interest rate swap.

11 Receivables and prepayments

	Group 30 June 2007 $000	Group 30 June 2006 $000	Parent 30 June 2007 $000	Parent 30 June 2006 $000
Trade Receivables and Accruals	222,098	220,510	161,582	196,268
Prepayments	374	8,128	177	8,128
Interest Receivable	5	1,944	5	1,944
Advances to Subsidiaries	-	-	2,074	-
Total Receivables and Prepayments	**222,477**	**230,582**	**163,838**	**206,340**

12 Inventories

	Group 30 June 2007 $000	Group 30 June 2006 $000	Parent 30 June 2007 $000	Parent 30 June 2006 $000
Fuel Stocks	15,031	10,255	10,254	10,255
Consumables and Spare Parts	8,258	19,661	8,043	19,661
Total Inventories	**23,289**	**29,916**	**18,297**	**29,916**

13 Property, plant and equipment

Group	Generation Plant and Equipment (including Land and Buildings) at Fair Value $000	Other Land and Buildings at Cost $000	Leased Generation Plant at Cost $000	Other Plant and Equipment at Cost $000	Generation Capital Work in Progress at Fair Value $000	Development Capital Work in Progress at Cost $000	Other Capital Work in Progress at Cost $000	Total $000
Cost or Fair Value								
Balance as at 1 July 2005	3,740,074	22,341	77,153	137,197	78,932	1,593	850	4,058,140
Sale of Subsidiary	-	-	(75,908)	-	-	-	-	(75,908)
Additions	47,902	172	-	23,170	60,756	2,841	3,867	138,708
Transfers to/from Capital Work in Progress	58,788	-	-	-	(58,787)	-	(1)	-
Effects of Movements in Foreign Exchange	-	-	(1,245)	-	-	-	-	(1,245)
Balance as at 30 June 2006	**3,846,764**	**22,513**	**-**	**160,367**	**80,901**	**4,434**	**4,716**	**4,119,695**
Balance as at 1 July 2006	3,846,764	22,513	-	160,367	80,901	4,434	4,716	4,119,695
Acquisition as a Result of Business Combination	-	2,660	-	102,331	-	-	12,781	117,772
Additions	26,836	36	-	14,555	71,502	28,361	7,947	149,237
Transfers to/from Capital Work in Progress	58,117	-	-	3,570	(58,117)	-	(3,570)	-
Transfers to/from Inventories	11,057	-	-	-	-	-	-	11,057
Disposals	(26)	-	-	(36)	-	-	-	(62)
Offset of Accumulated Depreciation on Revalued Assets	(316,700)	-	-	-	-	-	-	(316,700)
Revaluation Increments	401,090	-	-	-	-	-	-	401,090
Balance as at 30 June 2007	**4,027,138**	**25,209**	**-**	**280,787**	**94,286**	**32,795**	**21,874**	**4,482,089**
Depreciation and Impairment Losses								
Balance as at 1 July 2005	(80,899)	(1,595)	(8,311)	(75,732)	-	-	-	(166,537)
Depreciation Charge	(115,865)	(282)	(913)	(16,169)	-	-	-	(133,229)
Disposals	-	-	9,073	-	-	-	-	9,073
Effects of Movements in Foreign Exchange	-	-	151	-	-	-	-	151
Balance as at 30 June 2006	**(196,764)**	**(1,877)**	**-**	**(91,901)**	**-**	**-**	**-**	**(290,542)**
Balance as at 1 July 2006	(196,764)	(1,877)	-	(91,901)	-	-	-	(290,542)
Depreciation Charge	(119,957)	(231)	-	(19,092)	-	-	31	(139,249)
Disposals	21	-	-	34	-	-	-	55
Acquisition as a Result of Business Combination	-	(516)	-	(60,180)	-	-	(154)	(60,850)
Offset of Accumulated Depreciation on Revalued Assets	316,700	-	-	-	-	-	-	316,700
Balance as at 30 June 2007	**-**	**(2,624)**	**-**	**(171,139)**	**-**	**-**	**(123)**	**(173,886)**
Carrying Amounts								
At 30 June 2006	3,650,000	20,636	-	68,466	80,901	4,434	4,716	3,829,153
At 30 June 2007	**4,027,138**	**22,585**	**-**	**109,648**	**94,286**	**32,795**	**21,751**	**4,308,203**

Parent	Generation Plant and Equipment (including Land and Buildings) at Fair Value $000	Other Land and Buildings at Cost $000	Leased Generation Plant at Cost $000	Other Plant and Equipment at Cost $000	Generation Capital Work in Progress at Fair Value $000	Development Capital Work in Progress at Cost $000	Other Capital Work in Progress at Cost $000	Total $000
Cost or Fair Value								
Balance as at 1 July 2005	3,740,074	22,341	77,153	137,197	78,932	1,593	850	4,058,140
Sale of Subsidiary	-	-	(75,908)	-	-	-	-	(75,908)
Additions	47,902	172	-	23,170	60,756	2,841	3,867	138,708
Transfers (to)/from Capital Work in Progress	58,788	-	-	-	(58,787)	-	(1)	-
Effects of Movements in Foreign Exchange	-	-	(1,245)	-	-	-	-	(1,245)
Balance as at 30 June 2006	**3,846,764**	**22,513**	**-**	**160,367**	**80,901**	**4,434**	**4,716**	**4,119,695**
Balance as at 1 July 2006	3,846,764	22,513	-	160,367	80,901	4,434	4,716	4,119,695
Additions	26,836	25	-	8,626	71,502	26,231	11,929	145,149
Transfers (to)/from Capital Work in Progress	58,117	-	-	3,570	(58,117)	-	(3,570)	-
Transfers to/from Inventories	11,057	-	-	-	-	-	-	11,057
Disposals	(26)	-	-	(36)	-	-	-	(62)
Offset of Accumulated Depreciation on Revalued Assets	(316,700)	-	-	-	-	-	-	(316,700)
Revaluation Increments	401,090	-	-	-	-	-	-	401,090
Balance as at 30 June 2007	**4,027,138**	**22,538**	**-**	**172,527**	**94,286**	**30,665**	**13,075**	**4,360,229**
Depreciation and Impairment Losses								
Balance as at 1 July 2005	(80,899)	(1,595)	-	(75,732)	-	-	-	(158,226)
Depreciation Charge	(115,865)	(282)	-	(16,169)	-		-	(132,316)
Balance as at 30 June 2006	**(196,764)**	**(1,877)**	**-**	**(91,901)**	**-**	**-**	**-**	**(290,542)**
Balance as at 1 July 2006	(196,764)	(1,877)	-	(91,901)	-	-	-	(290,542)
Depreciation Charge	(119,957)	(217)	-	(17,779)	-	-	-	(137,953)
Disposals	21	-	-	34	-	-	-	55
Offset of Accumulated Depreciation on Revalued Assets	316,700	-	-	-	-	-	-	316,700
Balance as at 30 June 2007	**-**	**(2,094)**	**-**	**(109,646)**	**-**	**-**	**-**	**(111,740)**
Carrying Amounts								
At 30 June 2006	3,650,000	20,636	-	68,466	80,901	4,434	4,716	3,829,153
At 30 June 2007	**4,027,138**	**20,444**	**-**	**62,881**	**94,286**	**30,665**	**13,075**	**4,248,489**

Generation plant and equipment and capital work in progress carried at fair value

Deloitte revalued the Company's generation assets and capital work in progress at 30 June 2007. Deloitte is an independent valuer.

Generation assets and capital work in progress were revalued to the net present value of the future earnings of the assets, on an existing use basis. The valuation of generation assets was $4,027.1 million and capital work in progress $94.3 million.

Gross revaluation surpluses of $401.1 million, less applicable deferred income taxes, have been transferred to the asset revaluation reserve within equity. Refer to Note 7.

The key assumptions that are used in the valuation model include forecast of the future electricity price path, sales volume forecasts, projected operational and capital expenditure profiles, capacity and life assumptions for each generation plant and discount rate.

Under the Treaty of Waitangi Act 1975, the Waitangi Tribunal has the power to recommend, in appropriate circumstances, that some of the land purchased from ECNZ and now owned by Contact, be resumed by the Crown in order that it be returned to the Maori claimants. In the event that the Tribunal's initial recommendation is confirmed and the land is to be returned, compensation will be paid to Contact under the provisions of the Public Works Act 1981.

The carrying amount of generation plant and equipment and capital work in progress had they been recognised under the cost model are as follows:

	Group 30 June 2007 $000	Group 30 June 2006 $000	Parent 30 June 2007 $000	Parent 30 June 2006 $000
Generation Plant and Equipment	1,856,642	1,705,341	1,807,732	1,705,341
Capital Work in Progress	148,832	90,051	138,026	90,051
	2,005,474	**1,795,392**	**1,945,758**	**1,795,392**

14 Intangible assets

	Group 30 June 2007 $000	Group 30 June 2006 $000	Parent 30 June 2007 $000	Parent 30 June 2006 $000
Goodwill	181,941	178,778	123,307	123,307
Patents	1,222	-	-	-
Less Accumulated Amortisation	(974)	-	-	-
	248	-	-	-
	182,189	**178,778**	**123,307**	**123,307**

	Group 30 June 2007 $000 Goodwill	Group 30 June 2007 $000 Patents	Group 30 June 2007 $000 Total	Group 30 June 2006 $000 Goodwill	Group 30 June 2006 $000 Patents	Group 30 June 2006 $000 Total
Carrying Value						
Carrying Value at Start of the Year	178,778	-	178,778	178,778	-	178,778
Acquisition as a Result of Business Combination	3,163	279	3,442	-	-	-
Amortisation for the Year		(31)	(31)	-	-	-
Carrying Value at End of the Year	**181,941**	**248**	**182,189**	**178,778**	**-**	**178,778**

	Parent 30 June 2007 $000 Goodwill	Parent 30 June 2007 $000 Patents	Parent 30 June 2007 $000 Total	Parent 30 June 2006 $000 Goodwill	Parent 30 June 2006 $000 Patents	Parent 30 June 2006 $000 Total
Carrying Value						
Carrying Value at Start of the Year	123,307	-	123,307	123,307	-	123,307
Carrying Value at End of the Year	**123,307**	**-**	**123,307**	**123,307**	**-**	**123,307**

For the purpose of impairment testing all goodwill is allocated to the cash-generating unit of Retail. The unit's impairment test is based on a value in use discounted cash flow valuation. Cash flow projections are based on Contact's five-year business plan for the underlying Retail business and are extrapolated using an average growth rate of approximately two per cent. The cash flow projections are discounted using post-tax discount rate scenarios of 8.0–10.0 per cent.

Key assumptions in the value in use calculation for the Retail cash-generating unit and the approach to determining their value are:

Assumptions	Method of determination
Customer numbers and customer churn	Review of actual customer numbers and historical data regarding movements in customer numbers. The historical analysis is considered against expected market trends and competition for customers.
Gross margin per customer	Review of actual gross margins per customer and consideration of expected market movements and impacts.
Cost to serve per customer	Review of actual costs to serve per customer and consideration of expected market movements and impacts.

No impairment exists for goodwill or patents as at 30 June 2007 (2006: Nil).

15 Investment in jointly controlled entity

Name of Entity	Interest Held by Group 30 June 2007	30 June 2006	Principal Activity
Gasbridge Joint Venture	50%	-	LNG importation development

Gasbridge Joint Venture is a joint project between Contact Energy Limited and Genesis Energy to preserve the option of importing natural gas, if required in the future. From establishment, the results of the jointly controlled entity were not material in relation to Contact.

16 Investments in subsidiaries

Name of Entity	Interest Held in Parent 30 June 2007	30 June 2006	Principal Activity	Country of Incorporation
Empower Limited	100%	100%	Electricity Retailer	New Zealand
Stratford Power Limited	100%	100%	Gas Wholesaler	New Zealand
Energy Gas Contracts Limited	-	100%	Gas Wholesaler	New Zealand
Contact Aria Limited	100%	-	Investment Holding Company	New Zealand
Contact Wind Limited	100%	-	Wind Generation Development	New Zealand
Rockgas Holdings Limited (formerly Origin Energy Industries Limited)	100%	-	Holding and Management Company	New Zealand
Rockgas Limited	100%	-	LPG Distribution	New Zealand
Contact Australia Pty Limited	100%	100%	Investment Holding Company	Australia
Contact Operations Australia Pty Limited	100%	100%	Manages Australian Interests relating to operation and maintenance	Australia

Effective 31 August 2006, Energy Gas Contracts Limited was amalgamated with its parent entity, Stratford Power Limited. Stratford Power Limited is a wholly owned subsidiary of the Company.

Effective 29 September 2006, Contact Aria Limited was established. Contact Aria Limited is a 50 per cent partner in the Gasbridge Joint Venture.

Effective 22 December 2006, Contact Wind Limited was established. Contact Wind Limited will be involved in investigating and developing wind generation.

Effective 30 April 2007, the Company acquired 100 per cent of the shares of Rockgas Holdings Limited and its 100 per cent owned subsidiary Rockgas Limited. Refer to Note 17.

All subsidiaries have a balance date of 30 June.

17 Business combination of commonly controlled entities

On 30 April 2007, the Company acquired from its ultimate parent company, Origin Energy Limited, 100 per cent of the shares of Rockgas Holdings Limited (formerly Origin Energy Industries Limited), and its 100 per cent owned subsidiary Rockgas Limited, an unlisted company based in New Zealand, whose core business is the distribution of liquefied petroleum gas.

The total cost of the acquisition was $162.3 million and comprised the payment of cash and costs directly attributable to the acquisition.

The book value of the identifiable assets and liabilities of the Rockgas Holdings Limited Group as at 30 April 2007 was:

Book Value Recognised	Group $000
Current Assets	
Cash	2,831
Receivables and Prepayments	12,799
Taxation Receivable	882
Inventories	2,276
Non-current Assets	
Property, Plant and Equipment	56,922
Intangible Assets	3,442
Investment in Associate	121
Other Financial Assets	2,935
Deferred Taxation	222
Current Liabilities	
Payables and Accruals	10,657
Provisions	2,452
Book Value of Identifiable Net Assets	69,321
Premium over Book Value of Identifiable Net Assets	92,942
Consideration Paid	**162,263**
Cost of Acquisition	
Cash Paid	161,848
Direct Costs Relating to the Acquisition	415
Total Cost of Acquisition	**162,263**

18 Investments in associates

Name of Entity	Interest Held by Group 30 June 2007	30 June 2006	Principal Activity	Country of Incorporation
Oakey Power Holdings Pty Limited	25%	25%	Electricity Generation	Australia
Rockgas Timaru Limited	50%	-	LPG Distribution	New Zealand

	Group 30 June 2007 $000	Group 30 June 2006 $000	Parent 30 June 2007 $000	Parent 30 June 2006 $000
Carrying Value				
Carrying Value at Start of the Year	8,900	3,984	1,579	1,579
Acquisition as a Result of Business Combination	121	-	-	-
Share of Recognised Revenue and Expenses	2,210	4,422	-	-
Share of Prior Period Adjustment Recognised in the Current Period	(1,503)	-	-	-
Movements Taken to Foreign Currency Translation Reserve	(757)	754	-	-
Dividends Received	(2,761)	(260)	-	-
Carrying Value at End of the Year	**6,210**	**8,900**	**1,579**	**1,579**

The interest in Rockgas Timaru Limited was acquired as part of the purchase of Rockgas Holdings Limited. Rockgas Timaru Limited has a balance date of 31 March.

Aggregate summary financial information of Associates, not adjusted for the percentage held by Contact	Group 30 June 2007 $000	Group 30 June 2006 $000
Total Assets	158,156	184,791
Total Liabilities	133,643	157,561
Total Revenues	40,579	33,585
Profit for the Period	10,863	13,719

19 Other financial assets

	Group 30 June 2007 $000	Group 30 June 2006 $000	Parent 30 June 2007 $000	Parent 30 June 2006 $000
At Fair Value				
Unlisted Shares in Liquigas Limited	2,935	-	-	-
	2,935	-	-	-

20 Borrowings

This note provides information about the contractual terms of Contact's borrowings. For more information about Contact's exposure to the interest rate and foreign currency risk, refer to Note 24.

Current Borrowings	Borrowing Currency Denomination	Group 30 June 2007 $000	Group 30 June 2006 $000	Parent 30 June 2007 $000	Parent 30 June 2006 $000
Bank Overdraft	NZD	1,036	2,091	3,136	3,680
Loan from Associate	AUD	1,495	4,969	-	-
Other Short Term Loans	NZD	-	7,800	-	7,800
Finance Lease Liabilities	NZD	489	164	489	164
Total Current Borrowings		**3,020**	**15,024**	**3,625**	**11,644**

Current Portion of Term Borrowings	Borrowing Currency Denomination	Group 30 June 2007 $000	Group 30 June 2006 $000	Parent 30 June 2007 $000	Parent 30 June 2006 $000
Floating Rate Medium Term Note	AUD	131,895	-	131,895	-
Floating Rate Transferable Loan Certificate	USD	64,716	-	64,716	-
Total Current Portion of Term Borrowings		**196,611**	**-**	**196,611**	**-**

Non-current Borrowings	Borrowing Currency Denomination	Group 30 June 2007 $000	Group 30 June 2006 $000	Parent 30 June 2007 $000	Parent 30 June 2006 $000
Floating Rate Medium Term Note	AUD	-	146,423	-	146,423
Floating Rate Transferable Loan Certificate	USD	-	82,172	-	82,172
Fixed Senior Notes	USD	512,966	640,829	512,966	640,829
Finance Lease Liabilities	NZD	717	394	717	394
Total Non-current Borrowings		**513,683**	**869,818**	**513,683**	**869,818**

The foreign currency denominated borrowings that are now measured and reported in the financial statements at fair value are hedged by Cross Currency Interest Rate Swaps (CCIRS). The NZD equivalent of these borrowings, after the effect of foreign exchange hedging of the borrowings, totals $1,025 million (30 June 2006: $1,025 million). The NZD equivalent of the Current Portion of Term Borrowings, after the effect of foreign exchange hedging, is $277.8 million. The Current Portion of Term Borrowings is repayable in September 2007.

Security

Except for finance leases, all of Contact's borrowings are unsecured. Contact borrows under a negative pledge arrangement, which does not permit Contact to grant any security interest over its assets, unless it is an exception permitted within the negative pledge.

Credit facility

Contact has three-year evergreen committed credit facilities totalling $300 million, currently fixed to 31 May 2008. At 30 June 2007, these facilities were undrawn (30 June 2006: $300 million evergreen facility undrawn).

Contact has in place a $250 million Commercial Paper Programme. This programme was unutilised at 30 June 2007 and 30 June 2006.

Finance lease liability

Future minimum lease payments are as follows:

	Group 30 June 2007 $000	Group 30 June 2006 $000	Parent 30 June 2007 $000	Parent 30 June 2006 $000
Not Later than One Year	534	187	534	187
Later than One Year and Not Later than Five Years	745	419	745	419
Minimum Lease Payments	1,279	606	1,279	606
Future Finance Charges on Finance Leases	(73)	(48)	(73)	(48)
Present Value of Finance Lease Liabilities	1,206	558	1,206	558

The finance leases at 30 June 2007 relate to computer equipment.

The present value of finance lease liabilities are as follows:

	Group 30 June 2007 $000	Group 30 June 2006 $000	Parent 30 June 2007 $000	Parent 30 June 2006 $000
Not Later than One Year	489	164	489	164
Later than One Year and Not Later than Five Years	717	394	717	394
	1,206	558	1,206	558

21 Payables and accruals

	Group 30 June 2007 $000	Group 30 June 2006 $000	Parent 30 June 2007 $000	Parent 30 June 2006 $000
Trade Payables and Accruals	223,868	251,369	206,685	214,401
Advances from Subsidiaries	-	-	-	26,538
Employee Benefits	15,266	9,763	14,111	9,763
Interest Payable	9,518	9,253	9,518	9,253
Other Payables	48	58	48	58
Total Payables and Accruals	**248,700**	**270,443**	**230,362**	**260,013**

22 Provisions

	Group			Parent		
	Decommissioning/ Restoration $000	Other $000	Total $000	Decommissioning/ Restoration $000	Other $000	Total $000
Balance at 1 July 2006	19,506	6,414	25,920	19,506	6,414	25,920
Acquisition as a Result of Business Combination	2,452	-	2,452	-	-	-
Provisions Made During the Year	1,498	1,000	2,498	1,490	1,000	2,490
Provisions Used During the Year	(581)	(654)	(1,235)	(581)	(654)	(1,235)
Provisions Reversed During the Year	-	(2,000)	(2,000)	-	(2,000)	(2,000)
Unwind of Discount Rate	1,770	-	1,770	1,741	-	1,741
Balance at 30 June 2007	**24,645**	**4,760**	**29,405**	**22,156**	**4,760**	**26,916**
Current	938	2,587	3,525	750	2,587	3,337
Non-current	23,707	2,173	25,880	21,406	2,173	23,579
	24,645	**4,760**	**29,405**	**22,156**	**4,760**	**26,916**

Provisions for future expenditures have been estimated and include the abandonment and restoration of areas from which natural resources are extracted and the expected cost of environmental rehabilitation of commercial sites that require remediation of conditions resulting from present operations.

Other provisions cover a range of commercial matters which are the subject of legal privilege and/or confidentiality arrangements.

23 Deferred taxation

(i) Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are offset on the face of the Balance Sheet where they relate to entities within a Consolidated Income Tax Group.

Group	Assets 30 June 2007 $000	Assets 30 June 2006 $000	Liabilities 30 June 2007 $000	Liabilities 30 June 2006 $000
Property, Plant and Equipment	-	-	(749,850)	(692,839)
Investment in Associate	-	-	(1,516)	(2,370)
Inventories	1,614	2,214	-	-
Employee Benefits	4,813	2,919	-	-
Provisions	10,783	10,485	-	-
Financial Instruments	-	-	(9,504)	(319)
Other	1,487	1,641	-	(379)
Total	**18,697**	**17,259**	**(760,870)**	**(695,907)**

Parent	Assets 30 June 2007 $000	Assets 30 June 2006 $000	Liabilities 30 June 2007 $000	Liabilities 30 June 2006 $000
Property, Plant and Equipment	-	-	(748,815)	(692,839)
Investment in Associate	-	-	(174)	(174)
Inventories	1,614	2,214	-	-
Employee Benefits	4,472	2,919	-	-
Provisions	9,458	10,091	-	-
Financial Instruments	-	-	(9,803)	(319)
Other	175	207	-	(379)
Total	**15,719**	**15,431**	**(758,792)**	**(693,711)**

(ii) Unrecognised deferred tax assets and liabilities

There are no unrecognised deferred tax assets or liabilities.

(iii) The movement in deferred tax

Group	Balance 1 July 2005 $000	Recognised in Income $000	Recognised in Equity $000	Change in Tax Rate $000	Balance 30 June 2006 $000
Property, Plant and Equipment	(680,164)	(12,675)	-	-	(692,839)
Investment in Associate	(895)	(1,249)	(226)	-	(2,370)
Inventories	2,034	180	-	-	2,214
Employee Benefits	1,707	1,212	-	-	2,919
Provisions	12,899	(1,160)	(1,254)	-	10,485
Financial Instruments	-	(2,975)	2,656	-	(319)
Other	1,618	(356)	-	-	1,262
Total	**(662,801)**	**(17,023)**	**1,176**	**-**	**(678,648)**

Group	Balance 1 July 2006 $000	Recognised in Income $000	Recognised in Equity $000	Change in Tax Rate* $000	Balance 30 June 2007 $000
Property, Plant and Equipment	(692,839)	868	(132,360)**	74,481	(749,850)
Investment in Associate	(2,370)	(201)	1,055	-	(1,516)
Inventories	2,214	(600)	-	-	1,614
Employee Benefits	2,919	1,924	-	(30)	4,813
Provisions	10,485	582	491	(775)	10,783
Financial Instruments	(319)	(7,565)	(2,658)	1,038	(9,504)
Other	1,262	314	-	(89)	1,487
Total	**(678,648)**	**(4,678)**	**(133,472)**	**74,625**	**(742,173)**

Parent	Balance 1 July 2005 $000	Recognised in Income $000	Recognised in Equity $000	Change in Tax Rate $000	Balance 30 June 2006 $000
Property, Plant and Equipment	(680,866)	(11,973)	-	-	(692,839)
Investment in Associate	(174)	-	-	-	(174)
Inventories	2,034	180	-	-	2,214
Employee Benefits	1,706	1,213	-	-	2,919
Provisions	12,504	(1,159)	(1,254)	-	10,091
Financial Instruments	-	(2,975)	2,656	-	(319)
Other	180	(352)	-	-	(172)
Total	**(664,616)**	**(15,066)**	**1,402**	**-**	**(678,280)**

Parent	Balance 1 July 2006 $000	Recognised in Income $000	Recognised in Equity $000	Change in Tax Rate* $000	Balance 30 June 2007 $000
Property, Plant and Equipment	(692,839)	2,069	(132,360)**	74,315	(748,815)
Investment in Associate	(174)	-	-	-	(174)
Inventories	2,214	(600)	-	-	1,614
Employee Benefits	2,919	1,583	-	(30)	4,472
Provisions	10,091	(417)	491	(707)	9,458
Financial Instruments	(319)	(7,564)	(2,958)	1,038	(9,803)
Other	(172)	347	-	-	175
Total	**(678,280)**	**(4,582)**	**(134,827)**	**74,616**	**(743,073)**

* The Change in Tax Rate column reflects the net change in deferred tax as a result of the reduction in the Corporate income tax rate to 30 per cent enacted in May 2007 and effective for Contact's income tax year ending 30 June 2009. The effect of the change is recognised in the Income Statement (Group and Parent $7.1 million) and in Equity (Group and Parent $81.7 million) consistent with the underlying items that give rise to the deferred tax.

** Deferred tax on revaluation increment of generation property, plant and equipment as at 30 June 2007 recorded against Asset Revaluation Reserve in Equity. Refer to Note 7.

24 Financial instruments

Financial risk management objectives

In the normal course of business, Contact is exposed to a variety of financial risks: market risk (including currency risk, fair value interest rate risk and price risk), credit risk, liquidity risk and cash flow interest rate risk. Contact's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on Contact's financial performance. Contact uses derivative financial instruments to hedge these risk exposures.

Fair value of derivative financial instruments

The fair values of the significant types of derivative financial instruments outstanding as at 30 June 2007 together with the designation of their hedging relationship are summarised below:

	Hedge Accounting Designation	Group Fair Value Assets 30 June 2007 $000	Group Fair Value Liabilities 30 June 2007 $000	Parent Fair Value Assets 30 June 2007 $000	Parent Fair Value Liabilities 30 June 2007 $000
Cross Currency Interest Rate Swaps	Fair Value Hedge	-	(315,572)	-	(315,572)
Interest Rate Derivatives	No Hedge	28,422	-	28,422	-
Cross Currency Interest Rate Swaps – Margin	Cash Flow Hedge	-	(8,718)	-	(8,718)
Forward Foreign Exchange Derivatives	Cash Flow Hedge	-	(4,505)	-	(3,593)
Electricity Price Hedges	Cash Flow Hedge	16,590	-	16,590	-
Total Derivative Financial Instruments		**45,012**	**(328,795)**	**45,012**	**(327,883)**
Disclosed as:					
Current		1,989	(85,809)	1,989	(84,897)
Non-current		43,023	(242,986)	43,023	(242,986)
		45,012	**(328,795)**	**45,012**	**(327,883)**

	Hedge Accounting Designation	Group Fair Value Assets 30 June 2006 $000	Group Fair Value Liabilities 30 June 2006 $000	Parent Fair Value Assets 30 June 2006 $000	Parent Fair Value Liabilities 30 June 2006 $000
Cross Currency Interest Rate Swaps	Fair Value Hedge	-	(155,889)	-	(155,889)
Interest Rate Derivatives	No Hedge	4,452	-	4,452	-
Cross Currency Interest Rate Swaps – Margin	Cash Flow Hedge	-	(2,355)	-	(2,355)
Forward Foreign Exchange Derivatives	Cash Flow Hedge	3,306	-	3,306	-
Electricity Price Hedges	Cash Flow Hedge	754	(5,180)	754	(5,180)
Total Derivative Financial Instruments		**8,512**	**(163,424)**	**8,512**	**(163,424)**
Disclosed as:					
Current		3,940	(4,973)	3,940	(4,973)
Non-current		4,572	(158,451)	4,572	(158,451)
		8,512	**(163,424)**	**8,512**	**(163,424)**

The changes in the fair values of financial instruments recognised in the Income Statement and Equity for the year to 30 June 2007 are summarised below:

	Hedge Accounting Designation	Group Income Statement 30 June 2007 $000	Group Cash Flow Hedge Reserve 30 June 2007 $000	Parent Income Statement 30 June 2007 $000	Parent Cash Flow Hedge Reserve 30 June 2007 $000
Cross Currency Interest Rate Swaps	Fair Value Hedge	(159,684)	-	(159,684)	-
Borrowings	Fair Value Hedge	159,848	-	159,848	-
		164	-	164	-
Interest Rate Derivatives	No Hedge	23,210	761	23,210	761
Forward Foreign Exchange Derivatives	Cash Flow Hedge	205	(7,680)	205	(6,767)
Cross Currency Interest Rate Swaps – Margin	Cash Flow Hedge	358	(6,721)	358	(6,721)
Electricity Price Hedges	Cash Flow Hedge	(678)	21,694	(678)	21,694
Income Tax on Changes in Fair Value of Financial Instruments Taken to Equity		-	(2,424)	-	(2,725)
Total Change in Fair Value of Financial Instruments		**23,259**	**5,630**	**23,259**	**6,242**

	Hedge Accounting Designation	Group Income Statement 30 June 2006 $000	Group Cash Flow Hedge Reserve 30 June 2006 $000	Parent Income Statement 30 June 2006 $000	Parent Cash Flow Hedge Reserve 30 June 2006 $000
Cross Currency Interest Rate Swaps	Fair Value Hedge	58,400	-	58,400	-
Borrowings	Fair Value Hedge	(58,321)	-	(58,321)	-
		79	-	79	-
Interest Rate Derivatives	No Hedge	8,033	(539)	8,033	(539)
Forward Foreign Exchange Derivatives	Cash Flow Hedge	180	6,089	180	6,089
Cross Currency Interest Rate Swaps – Margin	Cash Flow Hedge	-	4,898	-	4,898
Electricity Price Hedges	Cash Flow Hedge	407	8,507	724	8,507
Income Tax on Changes in Fair Value of Financial Instruments Taken to Equity		-	(6,255)	-	(6,255)
Total Change in Fair Value of Financial Instruments		**8,699**	**12,700**	**9,016**	**12,700**

Movement in cash flow hedge reserve

	Group 30 June 2006 $000	Parent 30 June 2006 $000
Application of NZIAS 39 at 1 July 2005	(18,037)	(18,037)
The Effective Portion of Cash Flow Hedges Recognised in the Cash Flow Hedge Reserve	(17,141)	(17,141)
The Amount Transferred from the Cash Flow Hedge Reserve to Operating Revenue	42,162	42,162
The Amount Transferred from the Cash Flow Hedge Reserve to Operating Expenses	28	28
The Amount Transferred from the Cash Flow Hedge Reserve to Change in Value of Financial Instruments	(539)	(539)
The Amount Transferred from the Cash Flow Hedge Reserve to Property, Plant and Equipment	2,887	2,887
The Amount Transferred from the Cash Flow Hedge Reserve to Deferred Taxation	(14,697)	(14,697)
Closing Balance as at 30 June 2006	**(5,337)**	**(5,337)**
The Ineffectiveness Recognised in the Income Statement from Cash Flow Hedges	23	23

	Group 30 June 2007 $000	Parent 30 June 2007 $000
Balance as at 1 July 2006	(5,337)	(5,337)
The Effective Portion of Cash Flow Hedges Recognised in the Cash Flow Hedge Reserve	(12,191)	(11,579)
The Amount Transferred from the Cash Flow Hedge Reserve to Operating Revenue	28,421	28,421
The Amount Transferred from the Cash Flow Hedge Reserve to Operating Expenses	(294)	(294)
The Amount Transferred from the Cash Flow Hedge Reserve to Change in value of Financial Instruments	761	761
The Amount Transferred from the Cash Flow Hedge Reserve to Property, Plant and Equipment	(2,639)	(2,639)
The Amount Transferred from the Cash Flow Hedge Reserve to Deferred Taxation	(8,428)	(8,428)
Closing Balance as at 30 June 2007	**293**	**905**
The Ineffectiveness Recognised in the Income Statement from Cash Flow Hedges	(325)	(325)

Risk management is carried out by a central treasury department (Treasury) for interest rate and foreign exchange exposures. Risk management activities in respect of the electricity exposures are undertaken by the Trading Group (Trading). Both Treasury and Trading operate under policies approved by the Board of Directors. Treasury and Trading identify, evaluate and hedge the financial risks in close co-operation with Contact's operating units. The Board policies provide written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, electricity price risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and the investment of excess liquidity.

Significant accounting policies

Details of significant accounting policies and methods adopted, including the criteria for recognition and the basis of measurement applied in respect of each class of financial asset and financial liability, are disclosed in Note 1 to the financial statements.

(a) Market risk

(i) Foreign exchange risk

Contact is exposed to foreign currency risk as a result of transactions denominated in a currency other than Contact's functional currency, New Zealand dollars (NZD). The currencies giving rise to this risk are primarily the Australian dollar, US dollar, Swiss franc and Euro.

Foreign exchange risk arises from future commercial transactions (including interest payments on long term borrowings and the purchase of capital equipment and maintenance), recognised assets and liabilities (including borrowings) and net investments in foreign operations.

Contact uses forward foreign exchange contracts to manage foreign exchange risk arising from future commercial transactions and recognised assets and liabilities. To manage the foreign exchange risk arising from the future interest payments required on foreign currency denominated long term borrowings, Contact uses Cross Currency Interest Rate Swaps (both fixed to floating and floating to floating), which convert the foreign currency denominated future interest payments into the functional currency for the full term of the underlying borrowings.

Treasury is responsible for managing the net position in each foreign currency within approved policy parameters.

Contact has certain investments in foreign operations whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of Contact's foreign operations is managed primarily through borrowings denominated in the relevant foreign currencies.

Forward foreign exchange contracts

The aggregate notional principal amounts of the outstanding forward foreign exchange contracts at 30 June 2007 was $97.3 million (30 June 2006: $14.5 million).

The hedged anticipated transactions denominated in foreign currency are expected to occur at various dates between one month and 2.5 years from the Balance Sheet date. Gains and losses recognised in the cash flow hedge reserve in equity on forward foreign exchange contracts as at 30 June 2007 will be released to the Income Statement at dates when the cash flow from the underlying anticipated transactions will occur and be recognised in the Income Statement or included in the cost of any asset acquired. During the year to 30 June 2007, no hedges were de-designated and all underlying forecast transactions remain highly probable to occur as originally forecast.

Sensitivity analysis

At 30 June 2007, if the New Zealand dollar had weakened/strengthened by 10 per cent against the currencies with which Contact has foreign currency risk with all other variables held constant, post-tax profit for the year would not have been materially different.

Other components of equity would have been $7.4 million higher/lower (30 June 2006: $3.1 million), arising from foreign exchange gains/losses on revaluation of foreign exchange contracts in a cash flow hedge relationship.

(ii) Price risk

Contact is exposed to commodity price risk primarily from electricity. To manage its commodity price risks in respect of electricity, Contact utilises electricity price hedges where Contact sells and buys electricity forward at a fixed price.

Electricity price hedges

The aggregate notional volume of the outstanding electricity derivatives at 30 June 2007 was 3,723 GWh (30 June 2006: 3,695 GWh).

The hedged anticipated electricity sale transactions are expected to occur continuously for each half-hour period throughout the next three and a half years from the Balance Sheet date consistent with the forecast generation over this period. Gains and losses recognised in the cash flow hedge reserve in equity on electricity derivatives as of 30 June 2007 will be continuously released to the Income Statement in each period in which the underlying sale transactions are recognised in the Income Statement.

Sensitivity analysis

The following table summarises the impact of increases/decreases of the relevant forward prices (for commodities) on Contact's post-tax profit for the year and on other components of equity. The sensitivity analysis is based on the assumption that the relevant market prices had increased/decreased by 10 per cent with all other variables held constant.

	Impact on Post-Tax Profit				Impact on Equity	
	Group 30 June 2007 +10% $000	Group 30 June 2007 -10% $000	Parent 30 June 2007 +10% $000	Parent 30 June 2007 -10% $000	Group 30 June 2007 +/-10% $000	Parent 30 June 2007 +/-10% $000
Electricity Forward Price	(107)	94	(107)	94	21,214	21,214

	Impact on Post-Tax Profit				Impact on Equity	
	Group 30 June 2006 +10% $000	Group 30 June 2006 -10% $000	Parent 30 June 2006 +10% $000	Parent 30 June 2006 -10% $000	Group 30 June 2006 +/-10% $000	Parent 30 June 2006 +/-10% $000
Electricity Forward Price	208	(215)	208	(215)	22,251	22,251

Post-tax profit for the year would increase/decrease as a result of Contact's risk management policy requiring hedging of less than 100 per cent of forecast future sales of commodities and some derivative instruments that are valid economic hedges of these commodity price risks not achieving hedge accounting under NZIAS 39 requirements. Other components of equity would increase/decrease as a result of the hedging instruments that do qualify for cash flow hedge accounting under NZIAS 39.

(b) Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations, resulting in financial loss to Contact. Contact is exposed to credit risk in the normal course of business arising from trade receivables, the purchase of commercial paper and transactions with financial institutions.

Contact has adopted a policy of only dealing with credit-worthy counterparties and obtaining sufficient collateral, where appropriate, as a means of mitigating the risk of financial loss from defaults. Contact minimises its exposure to credit risk of trade receivables through the adoption of counterparty credit limits. Derivative counterparties and cash transactions are limited to high-credit-quality financial institutions and other organisations in the relevant industry. Contact's exposure and the credit ratings of its counterparties are continuously monitored, and the aggregate value of transactions concluded are spread amongst approved counterparties.

The carrying amounts of financial assets recognised in the Balance Sheet best represents Contact's maximum exposure to credit risk at the reporting date without taking account of the value of any collateral obtained.

Contact does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. Concentration of credit risk with respect to trade receivables is limited due to Contact's large customer base in a diverse range of industries throughout New Zealand. Contact has no significant concentration of credit risk with any one financial institution.

(c) Liquidity risk

Contact's ability to readily attract cost effective funding is largely driven by its credit standing.

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the spreading of debt maturities.

Liquidity risk is monitored by continuously forecasting actual cash flows and matching the maturity profiles of financial assets and liabilities.

(d) Interest rate risk (cash flow and fair value)

Contact's income and operating cash flows are substantially independent of changes in market interest rates. Contact is primarily exposed to interest rate risk as a result of issuing term borrowings at fixed interest rates. Borrowings issued at fixed rates expose Contact to fair value interest rate risk. As the majority of Contact's borrowings are issued in foreign currency, Contact manages the combined interest and foreign currency risk by entering into Cross Currency Interest Rate Swaps to convert the proceeds into a floating rate New Zealand dollar exposure. New Zealand Dollar Interest Rate Swaps are used to convert floating rate exposure into fixed rate exposure.

Cross Currency Interest Rate Swaps

The aggregate notional principal amounts of the outstanding Cross Currency Interest Rate Swap contracts at 30 June 2007 was $1,025 million (30 June 2006: $1,025 million). The Cross Currency Interest Rate Swaps have been split into two components for the purposes of hedge designation. The hedge of the benchmark interest rate is designated as a fair value hedge, and the hedge of the issuance margin is designated as a cash flow hedge.

The hedged anticipated interest payments are expected to occur at various dates between one month and 11 years from the Balance Sheet date as a result of the maturities of the underlying borrowings.

Interest rate swaps

The aggregate notional principal amounts of the outstanding interest rate swap contracts at 30 June 2007 was $1,111.0 million (30 June 2006: $1,036.0 million) including $310.0 million of forward starting swaps (30 June 2006: $230.0 million).

The hedged anticipated interest payment transactions are expected to occur at various dates between one month and nine years from the Balance Sheet date as a result of the maturities of the underlying borrowings. Gains and losses recognised in the Income Statement on interest rate swap contracts as of 30 June 2007 will be continuously realised in the Income Statement in each period in which interest payments are recognised in the Income Statement until the maturities of the underlying borrowings.

Sensitivity analysis

At 30 June 2007, if interest rates at that date had been 100 basis points higher/lower with all other variables held constant, post-tax profit for the year would have been $13.0 million higher/lower (30 June 2006: $17.1 million), mainly as a result of the fair value change in interest rate swaps that are valid economic hedges but which do not qualify for hedge accounting under NZIAS 39. There would be no effect on other components of equity.

Non-current financial liabilities contractual maturities

2007 Group and Parent	Note	Carrying Value	1–2 Years $000	2–5 Years $000	More than 5 Years $000
Financial Liabilities					
Borrowings	20	512,966	-	110,709	402,257
Cross Currency Interest Rate Swaps		234,377	-	49,498	184,879
		747,343	-	160,207	587,136
Finance Lease Liabilities	20	717	464	253	-
		748,060	464	160,460	587,136

2006 Group and Parent	Note	Carrying Value	1–2 Years $000	2–5 Years $000	More than 5 Years $000
Financial Liabilities					
Unsecured Borrowings	20	869,424	228,595	137,027	503,802
Cross Currency Interest Rate Swaps		155,889	49,183	23,201	83,505
		1,025,313	277,778	160,228	587,307
Finance Lease Liabilities	20	394	172	222	-
		1,025,707	**277,950**	**160,450**	**587,307**

Given the Cross Currency Interest Rate Swaps have matched terms with the unsecured borrowings, it is appropriate to present the net effective interest rates for the underlying borrowings, Cross Currency Interest Rate Swaps and overlaid interest rate swaps.

2007 Group and Parent	1–2 Years $000	2–5 Years $000	More than 5 Years $000
Effective Interest Rate	8.3%	8.5%	8.8%

2006 Group and Parent	1–2 Years $000	2–5 Years $000	More than 5 Years $000
Effective Interest Rate	7.5%	7.2%	6.8%

Fair values

The carrying amount of financial assets and financial liabilities recorded in the financial statements approximates their fair values.

Estimation of fair values

The fair values and net fair values of financial assets and financial liabilities are determined as follows:

- The fair value of financial assets and liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices.
- The fair value of other financial assets and financial liabilities are calculated using market-quoted rates based on discounted cash flow analysis.
- The fair value of derivative financial instruments are calculated using quoted prices. Where such prices are not available, use is made of discounted cash flow analysis using the applicable yield curve or available forward price data for the duration of the instruments.

Where the fair value of a derivative is calculated as the present value of the estimated future cash flows of the instrument, the two key types of variables used by the valuation technique are:

- forward price curve (for the relevant underlying interest rates, foreign exchange rates or commodity prices)
- discount rates.

The selection of variables requires significant judgement, and therefore there is a range of reasonably possible assumptions in respect of these variables that could be used in estimating the fair value of these derivatives. Maximum use is made of observable market data when selecting variables and developing assumptions for the valuation techniques.

Capital risk management objectives

Contact's objectives when managing capital are to safeguard Contact's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, Contact may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Consistent with others in the industry, Contact monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital.

- Net debt is calculated as total borrowings less short term deposits. Total borrowings are calculated using a value of Unsecured Loans equivalent to the NZD after the effect of foreign exchange hedging of the borrowings.
- Total capital funding is calculated as "Shareholders' Equity" as shown in the consolidated Balance Sheet, adjusted for the effect of the fair value of financial instruments, plus net debt.

The gearing ratios at 30 June 2007 and at 30 June 2006 were as follows:

	Note	Group 30 June 2007 $000	Group 30 June 2006 $000
Net Debt			
Current Borrowings	20	(3,020)	(15,024)
Borrowings – NZD Equivalent Net of Foreign Exchange Hedging	20	(1,025,305)	(1,025,305)
Other Non-current Borrowings	20	(717)	(394)
Short Term Deposits	10	178,984	282,819
		(850,058)	**(757,904)**
Equity			
Shareholders' Equity	7	(2,904,179)	(2,552,243)
Remove Net Effect of Fair Value of Financial Instruments After Tax		21,403	968
Adjusted equity		**(2,882,776)**	**(2,551,275)**
Total Capital Funding		**(3,732,834)**	**(3,309,179)**
Gearing Ratio		**23%**	**23%**

25 Reconciliation of profit for the period to cash flows from operating activities

	Group 30 June 2007 $000	Group 30 June 2006 $000	Parent 30 June 2007 $000	Parent 30 June 2006 $000
Profit for the Period	**239,627**	**280,868**	**215,931**	**296,238**
Items Classified as Investing/Financing				
Gain on Disposal of Subsidiaries	-	(33,399)	-	(32,894)
Non-cash Items				
Depreciation and Amortisation	139,280	133,229	137,953	132,316
Change in Fair Value of Financial Instruments	(23,259)	(8,699)	(23,259)	(9,016)
Bad and Doubtful Accounts	5,395	7,160	3,581	4,484
Movement in Provisions	(149)	1,704	(149)	2,704
Decrease in Deferred Taxation	7,469	-	7,604	-
Equity Accounted Earnings of Associates	(707)	(4,422)	-	-
Discount Unwind on Non-current Provision	1,770	1,678	1,741	1,678
Impact of Change in Corporate Income Tax Rate	7,112	-	7,120	-
Other	829	720	718	17
	137,740	131,370	135,309	132,183
Operating Cash Profit for the Period	**377,367**	**378,839**	**351,240**	**395,527**
Movement in Working Capital				
(Increase)/Decrease in Receivables and Prepayments	(1,092)	(17,066)	21,537	(25,177)
Decrease in Taxation Receivable	23,069	29,255	9,629	40,217
(Increase) in Inventories	(3,005)	(19)	(289)	(19)
Increase/(Decrease) in Payables and Accruals	(20,566)	45,578	(13,666)	31,037
	(1,594)	57,748	17,211	46,058
Net Cash Inflow from Operating Activities	**375,773**	**436,587**	**368,451**	**441,585**

26 Commitments

Capital and investment commitments

	Group 30 June 2007 $000	Group 30 June 2006 $000	Parent 30 June 2007 $000	Parent 30 June 2006 $000
Not Later than One Year	74,399	43,218	73,279	43,218
Later than One Year and Not Later than Five Years	75,940	105,311	75,940	105,311
Later than Five Years	2,097	5,873	2,097	5,873
Total Capital and Investment Commitments	**152,436**	**154,402**	**151,316**	**154,402**

Operating lease commitments

The operating leases are of a rental nature and are on normal commercial terms and conditions. The majority of the lease commitments are for building accommodation. The remainder relate to vehicles, plant and equipment.

	Group 30 June 2007 $000	Group 30 June 2006 $000	Parent 30 June 2007 $000	Parent 30 June 2006 $000
Not Later than One Year	5,060	3,995	3,615	3,995
Later than One Year and Not Later than Five Years	12,273	9,672	8,474	9,672
Later than Five Years	3,432	3,486	2,048	3,486
Total Operating Lease Commitments	**20,765**	**17,153**	**14,137**	**17,153**

Lease commitments are stated exclusive of GST.

Other operating commitments

Other operating commitments comprise a portion of long term maintenance agreements entered into for generation assets. The remainder of commitments under these agreements are included in Capital and Investment Commitments.

Maturity	Group 30 June 2007 $000	Group 30 June 2006 $000	Parent 30 June 2007 $000	Parent 30 June 2006 $000
Not Later than One Year	5,008	4,598	5,008	4,598
Later than One Year and Not Later than Five Years	15,041	19,188	15,041	19,188
Later than Five Years	-	260	-	260
Total Other Operating Commitments	**20,049**	**24,046**	**20,049**	**24,046**

Gas commitments

Maui Contract

Following the re-determination of the economically recoverable reserves in the Maui Gas Field, Contact renegotiated its Maui Gas Contract with the Crown. As a consequence of that renegotiation, Contact is required to make fixed monthly payments to the Crown to 27 June 2009 for the right to take gas under the contract. At 27 June 2009, the Crown is required to refund those payments to the extent gas take is less than an agreed amount.

Four new contracts to purchase gas from the Maui field, each with the same rights, were entered into during the year ended 30 June 2007 with Maui Development Limited. Gas delivery under these contracts commenced on 1 April 2007, and the contracts terminate on 31 December 2014 unless Contact and Maui Development Limited agree to extend the agreements by up to three years. Delivery of gas from mid-2011 is subject to confirmation of sufficient Maui reserves. Under these contracts and while the contracts remain in effect, Contact is required to make a fixed payment during January of each year for the right to take gas under the contracts. The contracts require Contact to have arrangements in place in order to transport the gas in the Maui pipeline.

Swift Energy New Zealand Limited

Contact has a contract with Swift Energy New Zealand Limited, under which Contact is required to pay for and uplift a minimum quantity of gas each year from the TAW field. This contract terminates on 30 September 2007.

Shell New Zealand Limited

Contact has a contract with Shell New Zealand Limited, which was amended in July 2004 as a result of the re-determination of the economically recoverable reserves in the Maui Gas Field. Under the amendment, Contact has agreed to make fixed monthly payments over the period 1 October 2007 to 30 June 2010 for the right to take gas under the contract.

OMV New Zealand Limited

Contact has a contract with OMV New Zealand Limited giving Contact rights to gas from the Pohokura Gas Field up to 31 March 2012. Contact is committed to pay fixed fees under the agreement and may have to pay additional fees if the amount of gas actually uplifted is less than a specified amount on each day. The contract requires Contact to have arrangements in place in order to transport the gas in the Maui pipeline.

Gas transmission contracts

Contact has contracts with Vector Gas Limited relating to the transport of natural gas. Under these contracts, Contact is committed to pay minimum fees for reserved pipeline capacity.

27 Resource consents

Contact requires resource consents (authorisations to use land, water and air), obtained under the Resource Management Act 1991, to enable it to operate its geothermal, thermal and hydro power stations. The duration of resource consents may vary up to a maximum of 35 years except for land use consents, which run for the duration of the activity they authorise. The current resource consents within which Contact's power stations operate are due for renewal at varying times.

In 2003, Contact was granted resource consents to operate the Roxburgh and Clyde power stations (subject to certain conditions) for a period of 35 years. Following the hearing of appeals, a final decision in May 2007 confirmed the grant of consents, which are now operative.

In 2004, Contact was granted resource consents to operate the Wairakei and Poihipi power stations (subject to certain conditions) for a term to 30 June 2026 (for most consents). This decision was appealed, and an interim decision confirming grant of consents was released in May 2007. The consents commenced 20 August 2007.

Contact holds resource consents to construct and operate a new 400 MW combined-cycle power station (Otahuhu C) and a 120 MW open-cycle power station (Otahuhu A), both at its Otahuhu site. Contact also has consents to construct and operate a 500 MW combined-cycle power station at its Stratford site (TCC 2). Lapse dates on the consents for the combined-cycle plants have been extended to 2011 (Otahuhu C) and 2017 (TCC 2).

Contact was granted resource consents in June 2007 to construct and operate a 17.2 MW hydro power station on the Hawea Dam. Contact has appealed these consents, seeking only minor amendments to conditions.

28 Related party transactions

Parent company

As at 30 June 2007, Origin Energy Pacific Holdings was the major shareholder in Contact, owning 50.6 per cent of the ordinary shares of the Company.

Further shares amounting to 0.8 per cent of the Company's ordinary shares are held by Origin Energy Universal Holdings and Origin Energy New Zealand Limited. All three companies are 100 per cent ultimately owned by Origin Energy Limited, an Australian incorporated company.

Identity of related parties with whom material transactions have occurred

Notes 15, 16, and 18 identify group entities, associates and joint ventures in which Contact has an interest. All of these entities are related parties of the Company.

Related parties also include Origin Energy group entities.

Material related party transactions

- On 30 April 2007, the Company acquired from its ultimate parent company, Origin Energy Limited, 100 per cent of the shares of Rockgas Holdings Limited (formerly Origin Energy Industries Limited), and its 100 per cent subsidiary, Rockgas Limited, an unlisted company based in New Zealand, whose core business is the distribution of liquefied petroleum gas. The total cost of the acquisition was $162.3 million and comprised the payment of cash and costs directly attributable to the acquisition. Refer to Note 17.

- Fees paid or accrued to Directors and Officers of Origin Energy for Director Services totalled $0.1 million for the period.
- Advances to/from Subsidiaries (refer to Notes 11 and 21) and Loan from Associate (refer to Note 20). Advances are repayable on demand and are interest free.
- David Baldwin, Chief Executive Officer of Contact, is seconded to Contact from his employer Origin Energy. During the year ended 30 June 2007, Contact has reimbursed Origin Energy $0.7 million, which includes the cost of his salary, other employment benefits and relocation expenses. In addition he also received share based payments under the Company's long term incentive scheme amounting to $0.3 million, being the fair value of the share based payment allocated to this reporting period (refer to Note 9).
- The Company had transactions with Empower Limited, a 100 per cent owned subsidiary, in respect of electricity charges, network charges and management fees, which are calculated at arm's length.
- The Company had transactions with Stratford Power Limited, a 100 per cent owned subsidiary, in respect of gas purchases, which are calculated at arm's length.
- Rockgas Limited had transactions with Origin Energy LPG Limited, Origin Energy Contracting Limited and Origin Energy Industries Limited, all entities within the Origin Energy Group, in respect of the purchase and shipping of LPG. The transactions are calculated at arm's length. During the period since the acquisition of Rockgas Limited transactions total $9.3 million and no amount remains outstanding at 30 June 2007.
- Contact and its ultimate parent company have entered into a Master Services Agreement for the provision of professional, consulting and/or administrative services between the parties. There was no payment for services entered into under this agreement for the year ended 30 June 2007.
- Contact and its ultimate parent company entered into an Upstream Technical Support Agreement, which provides a 12-month contract ending in July 2007, for support in managing an exploration permit. During the year ended 30 June 2007, fees of $0.1 million have been paid to Origin, and no amount remains outstanding at 30 June 2007.
- Refer to Note 29 for key management personnel disclosures.

29 Key management personnel

The table below includes remuneration of Directors, the Chief Executive Officer and members of the Senior Management Team.

	Note	Group 30 June 2007 $000	Group 30 June 2006 $000	Parent 30 June 2007 $000	Parent 30 June 2006 $000
Directors' Fees		770	770	770	770
Chief Executive Officer and Senior Management Team					
Salary and Other Short Term Benefits		4,762	4,057	4,730	4,057
Share Based Payments	9	472	-	472	-
Total Chief Executive Officer and Senior Management Team		**5,234**	**4,057**	**5,202**	**4,057**
Total Key Management Personnel		**6,004**	**4,827**	**5,972**	**4,827**

30 Contingent liabilities

There are no known material contingent liabilities (30 June 2006: Nil).

31 Subsequent events

On 27 August 2007, the Directors declared a final dividend for the year ended 30 June 2007 of approximately $98.0 million, representing 17.0 cents per share, payable on 25 September 2007. Refer to Note 5. The dividend will carry full imputation credits for resident shareholders. Non-resident shareholders will receive a supplementary dividend of 3.0 cents per share, which equates to the Non-Resident Withholding Tax Payable.


KPMG

Audit report

To the shareholders of Contact Energy Limited

We have audited the financial statements on pages 38 to 81. The financial statements provide information about the past financial performance and financial position of the company and group as at 30 June 2007. This information is stated in accordance with the accounting policies set out on pages 42 to 49.

Directors' responsibilities

The Directors are responsible for the preparation of financial statements which give a true and fair view of the financial position of the company and group as at 30 June 2007 and the results of their operations and cash flows for the year ended on that date.

Auditors' responsibilities

It is our responsibility to express an independent opinion on the financial statements presented by the Directors and report our opinion to you.

Basis of opinion

An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. It also includes assessing:

- the significant estimates and judgments made by the Directors in the preparation of the financial statements;
- whether the accounting policies are appropriate to the company's and group's circumstances, consistently applied and adequately disclosed.

We conducted our audit in accordance with New Zealand Auditing Standards. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to obtain reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Partners and employees of our firm may deal with the company and group on normal terms within the ordinary course of trading activities of the business of the company and group. This has not impaired our independence as auditors of the company and group. The firm has no other relationship with, or interest in, the company or any of its subsidiaries.

Unqualified opinion

We have obtained all the information and explanations we have required.

In our opinion:

- proper accounting records have been kept by the company as far as appears from our examination of those records;
- the financial statements on pages 38 to 81:
  - comply with New Zealand generally accepted accounting practice;
  - give a true and fair view of the financial position of the company and group as at 30 June 2007 and the results of their operations and cash flows for the year ended on that date.

Our audit was completed on 27 August 2007 and our unqualified opinion is expressed as at that date.

KPMG

Wellington

Corporate directory

Board of Directors

Grant King (Chairman)
Phillip Pryke (Deputy Chairman)
Bruce Beeren
John Milne
Karen Moses
Tim Saunders

Senior management

David Baldwin, Chief Executive Officer
Paul Bell, Acting General Manager, Human Resources
John Cumming, General Manager, Rockgas
Jason Delamore, General Manager, Retail
Richard Gibson, General Manager, Risk, Health, Safety and Environment
Luc Hennekens, General Manager, Information and Communication Technology
Kim Josling, Chief Financial Officer
Liz Kelly, General Manager, Development and Acquisitions
Ross O'Neill, General Counsel
Bruce Parkes, General Manager, Corporate Affairs
David Thomas, General Manager, Operations
Mark Trigg, General Manager, Wholesale

Head office

Level 1, Harbour City Tower
29 Brandon Street, Wellington, New Zealand

Postal address

PO Box 10742, The Terrace, Wellington 6143, New Zealand
Telephone 64 4 499 4001 Facsimile 64 4 499 4003
Email: investor.centre@contact-energy.co.nz
Website: www.contactenergy.co.nz

NZX trading code: CEN

Company number: 660760

Share registrar

Computershare Investor Services Limited
Level 2, 159 Hurstmere Road, Takapuna, North Shore City
Private Bag 92119, Auckland 1142
Telephone 64 9 488 8777 Facsimile 64 9 488 8787

Shareholder inquiries

Inquiries on your shareholding (transactions, changes of address or dividend payments) should be made to the Registrar at the following address:

Computershare Investor Services Limited
Level 2, 159 Hurstmere Road, Takapuna, North Shore City
Private Bag 92119, Auckland 1142
Telephone 64 9 488 8777 Facsimile 64 9 488 8787
Email: enquiry@computershare.co.nz

Changes of address can be advised by email to emailupdate@computershare.co.nz. (Please be sure to include your shareholder number.)

General inquiries on the company's operating and financial performance should be made to the company at:

General Manager, Corporate Affairs
Contact Energy Limited
PO Box 10742
The Terrace
Wellington 6143
New Zealand
investor.centre@contact-energy.co.nz

Financial calendar

Final dividend announced	28 August 2007
Record date for final dividend	11 September 2007
Final dividend paid	25 September 2007
End of first quarter	30 September 2007
Annual Meeting	26 October 2007
Operational report released for the first quarter ending 30 September 2007 (anticipated)	October 2007
Half-year end	31 December 2007
Results announced for the half year ending 31 December 2007 (anticipated)	February 2008
End of third quarter	31 March 2008
Operational report released for the third quarter ending 31 March 2008 (anticipated)	April–May 2008
Financial year end	30 June 2008

This report is printed on coated paper containing 55 per cent recycled fibre. All of the ink used in the production of this report is vegetable-based, mineral oil free, and from 100 per cent renewable resources.




CONTACT

WELCOME


CONTACT

Come on in...

Hello. This is our first sustainability report, which opens the door on Contact Energy's environmental, social and economic performance over the last year.



About this report

This is Contact Energy's first sustainability report, covering the company's environmental, social and financial performance for the financial year ended 30 June 2007.

This report has been released in conjunction with Contact Energy's annual report for the same period. The annual report is available on our website at www.contactenergy.co.nz/annualreports.

This report establishes benchmarks for future measurement of our environmental, social and financial performance.

Contact believes any meaningful approach to sustainability cannot divorce people and communities from the natural environment of which we are all a part. As a result, the concept of sustainability we have used is broad. This is explored further in the Chief Executive's review.

The way in which Contact identifies stakeholders in this report is similarly broad; it includes our shareholders, employees, customers and the various community, government and non-government groups with which we have relationships. This report identifies these stakeholders and summarises our interaction with them on pages 30–32.

The report is based upon the Global Reporting Initiative (GRI) Sustainability Reporting Guidelines. Decisions on what to include in this report have been made by reference to these guidelines and on an assessment of the significance of the environmental and social issues faced by Contact.

This report covers Contact's New Zealand operations and does not cover the stake that Contact holds in the Oakey power station in Australia. In following reports, however, Contact will report on the company's stake in the Oakey plant.

On 30 April 2007, Contact purchased the Rockgas LPG business from Origin Energy and owned the company for two months of the financial year. We will report on the Rockgas business in more detail in following reports, when there is a full year of ownership on which to report. The financial data included in this report does, however, include the contribution from the Rockgas business for the months of May and June 2007.

This report has been independently verified by Environmental Resources Management New Zealand (ERM), and its verification statement is published on page 36 of this report.

Defining sustainability:

"development that meets the needs of the present without compromising the ability of future generations to meet their own needs."*

* The World Commission on Environment and Development, *Our Common Future*, Oxford, New York: Oxford University Press, 1987.

Want a closer look?

Every time you see a symbol like this, it means that there's more information available. If you want to know more, the details in red will help you find it.

For more detail on the information contained in this report, please contact:

Corporate Affairs
PO Box 10-742
Wellington
Phone: 04 499 4001
Email: sustainabilityreport@contact-energy.co.nz



The annual report is available on our website at www.contactenergy.co.nz/annualreports


Things we did

In the financial year ended 30 June 2007, Contact:

- outlined and advanced plans to invest up to $2 billion in renewable wind and geothermal energy
- deferred plans to construct a new 400 MW combined-cycle gas-fired power station in Auckland in order to focus on renewable energy
- achieved an adjusted profit after tax of $231.2 million
- purchased the Rockgas LPG business
- generated 28 per cent of New Zealand's total electricity
- secured resource consents for a new 17 MW renewable hydro generation scheme at the Hawea Dam control gates in Central Otago
- secured additional rights to 170 PJ of Maui natural gas
- invested over $1 million in a range of community sponsorships and donations
- invested $58.6 million in staff remuneration
- reduced debt-related customer electricity disconnections by 40 per cent
- passed the ACC Workplace Safety Management Practices Audit at secondary level
- cut office waste to landfill by 58 per cent across all Contact sites
- achieved carbon neutral status through the Landcare Research carboNZero[CertTM] programme for all of Contact Energy's offices and electricity generation sites across the country (excluding emissions from electricity generation).

Adjusted Profit for the Period ($ million)


260
220
180
140
100
03
04 R
05
06 A
07 RB

Contact Energy Limited Ordinary versus NZSX 50 Gross Index (Index Level) C


250
210
170
130
90
03
04
05
06
07
Contact Energy Limited Ordinary (CEN.NZ)
NZSX 50 Gross Index (NZ50G)

Dividend (cents per share)


27
26
25
24
23
03
04
05
06
07

Notes to the graphs

- Comparisons have been restated to reflect current period presentation where appropriate.
- For years prior to 1 October 2004, the reporting period was the year ended 30 September; for 2005, the reporting period was the nine months ended 30 June 2005, and the results of that period have been annualised where appropriate for the purposes of the graphs; for 2006 and subsequent years, the reporting period is the year ended 30 June.
- The 2005, 2006 and 2007 financial statistics and returns and ratios are based on financial statements prepared in accordance with New Zealand equivalents to International Financial Reporting Standards (NZIFRS).
- All calculations in this section have been based on the number of ordinary shares quoted and listed on the New Zealand Stock Market (NZX) as at 30 June 2007 (576,633,962) and exclude the 76,975 restricted ordinary shares issued on 21 June 2007 pursuant to Contact's employee long term incentive scheme for senior executives.

R Denotes years in which Contact Energy's generation property, plant and equipment were revalued.

A Excludes Gain on Disposal of Subsidiaries and Change in Fair Value of Financial Instruments, after tax.

B Excludes Change in Fair Value of Financial Instruments, after tax, and the impact of the change in corporate income tax rate.

C Indexed to 100 at 30 September 2002.

ⓘ Web links

Contact's annual report for the 12 months ended 30 June 2007, and the previous half-year report for the six months ended 31 December 2006, are available at www.contactenergy.co.nz/annualreports

Our 3 key areas of focus


ENVIRONMENTAL
FOCUS


SOCIAL
FOCUS


ECONOMIC
FOCUS

David Baldwin
Chief Executive
Contact Energy



The 12 months in review have been a defining period for Contact Energy. Over this year, Contact has focused on a vision that, at its heart, recognises our responsibilities not only to the natural environment, but also to the customers, communities and shareholders we serve.

In this report, you will see areas where Contact is performing well and in which we can take pride; there are other areas where we can clearly improve. The value of this report comes from making this wider set of measurements visible, so that our performance can be monitored over time.

Over the coming years, Contact intends to lead the transition to a cleaner, more climate-friendly energy future for New Zealand. At the same time, we will progressively deepen our relationships with our approximately 635,000 customers and deliver the energy solutions that best meet their needs.

Over the last 12 months, Contact has taken significant business decisions that will enable us to contribute both to a secure and reliable supply of electricity for New Zealand and to a reduction in greenhouse gas emissions from electricity generation.

This report will discuss, in more detail, Contact's plans to invest up to $2 billion in renewable wind, geothermal and hydro electricity generation and the steps we believe can be taken to cut greenhouse gas emissions from across the electricity generation sector by 40 per cent by 2014.

While Contact's electricity generation investment plans are important both for the future of our business and in reducing carbon dioxide emissions from electricity generation, Contact's responsibilities extend well beyond just generating power, to the people we employ and serve.

With around 635,000 electricity, gas and LPG customers, 1,000 employees and 10 electricity power stations from Roxburgh to Auckland, Contact is a company with a strong presence in many communities.

85,000 New Zealand shareholders entrust a part of their wealth to Contact, meaning nearly twice as many New Zealanders invest in our business than in any other company with a primary listing in New Zealand.

The relationships that Contact creates with our shareholders, customers and communities are as fundamental to our business as the energy we provide.

Sustainability is about meeting the needs of today, while ensuring the needs of future generations can also be met. For this reason, the concept of sustainability cannot be narrowly applied just to the natural environment. To Contact, the concept of sustainability applies equally to meeting the needs of our customers and delivering value to our shareholders today, as well as delivering long-term value and protecting our environment for future generations.

The financial analysis contained in this report shows that the year ended 30 June 2007 was a positive one for Contact and its shareholders. The company has performed well under benign trading conditions and has helped generate wealth for the owners of the company – our shareholders. The company's financial success is critical to our ability to continue to deliver shareholder value and improve our environmental performance.

There is more detail on Contact's financial performance in our 2007 annual report, which is available on the company's website at www.contactenergy.co.nz/annualreports.

The decision to produce a sustainability report reflects a shift in terms of both the focus of Contact's business strategy and the way in which we now think about environmental issues.

Contact is at the beginning of a journey toward sustainability. This report is one small part of that journey. I look forward to reporting back to you on our progress against the goals we have set, in future reports.



David Baldwin
Chief Executive
Contact Energy

About Contact Energy

Contact is one of New Zealand's largest companies, with a market capitalisation of over $5 billion as at 30 June 2007 and assets valued at over $4 billion.

The company supplies electricity to around 513,000[1,2,4] customers across the country, reticulated natural gas to 75,000[1,4] customers across most of the North Island and LPG to around 46,000[1,3] customers across the country.

Contact's majority shareholder is Australian-based energy company, Origin Energy, which holds a 51.4 per cent stake in the company, with the remainder owned by around 85,000 mostly New Zealand-based investors.

Origin Energy's annual reports, including its most recent sustainability review, are available at www.originenergy.com.au.

In April 2007, Contact purchased the Rockgas LPG business from Origin Energy. Contact is now New Zealand's largest distributor of LPG, holding 50 per cent of the LPG market.

Contact employs around 1,000 people across all of its operations.

During the 12 months ended 30 June 2007, Contact generated 28 per cent of New Zealand's total electricity, had a 27 per cent share of the retail electricity market, 32 per cent of the retail natural gas market and around 50 per cent of the LPG market.



Web links

Contact's annual report for the 12 months ended 30 June 2007, and the previous half-year report for the six months ended 31 December 2006, are available at www.contactenergy.co.nz/annualreports

Origin Energy's annual reports, including its most recent sustainability review, are available at www.originenergy.com.au

1 As at 30 June 2007.
2 Includes customers of the Empower brand.
3 Including Rockgas franchisees.
4 DualEnergy™ customers are included in both gas and electricity customer numbers.

We supply **electricity**[1,2,4] to around

513,000

customers across the country

We supply **reticulated natural gas**[1,4] to **75,000**

customers across most of the North Island

We supply **LPG** to around

46,000[1,3]

customers across the country

Contact Energy national overview

Contact can supply electricity and gas products across the country. Contact has reticulated natural gas customers across much of the North Island, reticulated LPG customers in Christchurch, Queenstown and Wanaka and can supply bottled LPG to customers nationwide.



Otahuhu B
combined-cycle gas turbine 400 MW
Otahuhu A
reactive power
Auckland Sales Team
Rockgas Sales and Distribution
New Plymouth
steam turbine 330 MW
Te Rapa
cogeneration 44 MW
Ohaaki
geothermal 105 MW (currently operating at 42 MW)
Levin Call Centre
Taranaki
combined-cycle gas turbine 377 MW
Wairakei
geothermal 157 MW and 15 MW binary plant
Poihipi Road
geothermal 50 MW
Lower Hutt Retail Services Centre
Rockgas Sales and Distribution
Wellington
Contact Head Office
Queenstown
Rockgas Sales and Distribution
Reticulated LPG networks
Christchurch
Rockgas Sales and Distribution
Reticulated LPG networks
Clyde, Clutha River
hydro 432 MW
Roxburgh, Clutha River
hydro 320 MW
Dunedin Call Centre
Rockgas Sales and Distribution
Invercargill
Rockgas Sales and Distribution

Contact and the environment


ENVIRONMENTAL
FOCUS

_ Contents

To launch our Green Office challenge, we gave native kowhai seedlings to all Contact staff to plant in their own communities.

Now, more than ever before, consumers are demanding the companies they support take meaningful steps to protect the natural environment we all share.

Having strong environmental processes and practices in place and being able to demonstrate a commitment to preserving the natural environment – and helping our customers to do the same – is not only a responsibility for all businesses, but it is also smart business.

The 12 months ended 30 June 2007 have been a defining period for the New Zealand energy sector, particularly in terms of how it approaches sustainability and climate change issues. Over this period, Contact Energy has focused its attentions on the company's commitment to cutting greenhouse gas emissions and combating climate change.

Contact is currently reviewing its environmental policy to ensure it captures Contact's wider commitment to environmental sustainability and cutting greenhouse gas emissions. We will detail the updated environmental policy in following reports.


Paper
Paper

The Contact Green Office Team designed a new waste system to lessen our impact on the environment. This involved wading through a full day's worth of rubbish and sorting it.

Climate change and renewable generation





40% challenge

We believe the electricity industry can cut its emissions of greenhouse gases by 40 per cent by 2014.

New Zealand's electricity generation sector is one of the cleanest in the world, with between 60 and 70 per cent of the country's total electricity generated from renewable sources – mainly hydro.

The electricity generation sector produces around 10 per cent of New Zealand's total greenhouse gases, and Contact believes the electricity industry can cut these emissions by 40 per cent by 2014.

Contact believes this reduction in greenhouse gas emissions could be achieved through the development of new renewable generation – both to meet increasing demand and displacing coal-fired generation – and through the promotion of energy efficiency solutions.

Contact is committed to reducing greenhouse gas emissions both through its own generation investment programme and through continuing to help our customers make energy efficiency improvements in their own homes and workplaces.

In terms of electricity generation, Contact's clear preference is for renewable generation options and, in February this year, we announced plans to build upon the 50 per cent of our electricity generation that already comes from renewable sources. Contact's renewable generation plans involve investing up to $2 billion over the next five years in geothermal and wind energy developments.

As a part of this commitment, Contact placed on hold a decision on whether to proceed with a large combined-cycle gas-fired power station at our Otahuhu site. Deferring the decision on whether to proceed with this new plant, which already has resource consents, was made in order to give renewable generation projects the opportunity to be rapidly developed.

The projects involved in Contact's $2 billion renewable investment programme consist of:

- A new 225 MW geothermal power station to be located on the Te Mihi steamfield to the north of Taupo township. This plant will, in time, replace Contact's 50-year-old Wairakei power station with a modern and more efficient power station that will produce enough clean, renewable electricity to power up to 200,000 average homes per year.

  With the replacement of the Wairakei power station, the Te Mihi project will contribute a net gain of around 60 MW of renewable electricity.

  Contact has filed resource consent applications for this new plant and expects to produce the first electricity from the Te Mihi power station in 2011. For more information on this project, visit www.contactenergy.co.nz/temihi.
- A new geothermal power station of a similar size to the proposed Te Mihi power station, to be located on the Tauhara steamfield to the north-east of Taupo township. Contact expects to file resource consent applications for this new plant in 2008 and to have the plant producing electricity in 2012.
- The development of strategically significant wind generation projects.

In June this year, Contact also received resource consents to build a 17 MW hydro generation scheme at our Lake Hawea control gates in Central Otago. Generation from this project will be used locally and will help meet strong electricity demand from the Otago Lakes region. Contact has appealed two conditions in the consents to remove ambiguity in the drafted conditions. Contact will update progress on this project in future reports.

While these projects are all critical to cutting emissions of climate changing greenhouse gases from electricity generation, Contact is committed to consulting carefully and fully with the local communities in which these projects will be located.



Web links

For more information on the new Te Mihi power station project, visit www.contactenergy.co.nz/temihi

Responding to the climate change challenge

Building new renewable electricity generation is perhaps the most visible way to cut greenhouse gas emissions from the energy sector, but responding to climate change in a meaningful way requires a more integrated approach.



Contact's Climate Change Action Plan also focuses on cutting emissions from Contact's own offices, steps to help our customers reduce their own household emissions, and support for a mechanism that puts a market-based price on greenhouse gas emissions and allows carbon credits to be traded.

Support for a market-based carbon price

Contact has participated fully in the investigation of a carbon market in New Zealand, which has been led by NZX. This investigation recommends the establishment of a market in carbon emissions, which Contact strongly supports.

Contact believes that pricing carbon is a vital part of a comprehensive approach to reduce greenhouse gases. A price on carbon would encourage emitters of carbon to find ways to reduce their emissions. A price on carbon would act as a major driver for technology innovations across the economy, including renewable energy and energy efficiency and conservation.

Contact has been encouraged by the government's support of a 'cap and trade' emissions trading scheme, and supports this approach. A cap and trade market places a cap on total emissions permitted and allows trading of emissions permits. This ensures a market price for carbon emissions and maximises incentives to reduce emissions.

Helping our customers cut emissions

Contact promotes a three-step approach to reducing emissions:

1. Measurement of carbon emissions
2. Reduction of carbon emissions
3. Offsetting emissions that cannot be reduced.

Contact is assisting our customers to reduce their own production of greenhouse gases. Earlier this year, Contact launched the Contact Energy Carbon Calculator – a web-based tool that allows users to input household data, including energy consumption, waste production and fuel use and calculate the household's production of greenhouse gases.

Contact believes our customers can cut or offset their greenhouse gas emissions by one million tonnes by 2014. Contact is developing a system for measuring greenhouse gas emissions reductions and will report on initiatives to help customers offset emissions in following reports.


SAVE ENERGY
SAVE THE PLANET




20% OFF

Energy Savings In A Box

One of the ways Contact is helping customers cut energy use and emissions of greenhouse gases is through the Energy Savings in a Box offer.

Under this offer, Contact customers can receive:

- a voucher for a professionally conducted energy efficiency check-up of the customer's home
- three energy efficient light bulbs
- a discount of up to 20 per cent on a range of energy efficient products purchased through Mitre 10, including fitted insulation, draught stopping equipment and hot water cylinder wraps.

This is a unique and comprehensive integrated energy efficiency offer that can help customers understand the energy efficiency performance of their homes, and make improving energy efficiency more affordable.

The Energy Savings in a Box offer was piloted in the Hutt Valley and Hawke's Bay in June and July and is being rolled out to the country over the coming months.

LPG as a cleaner transport fuel

LPG is an efficient and effective automotive fuel and contributes to Contact's commitment to reducing greenhouse gas emissions. Around 10,000 LPG-powered vehicles are on the road in New Zealand today, over half of which are fuelled by Rockgas.

Rockgas operates a fleet of 27 LPG-powered vehicles, which reduces national carbon dioxide emissions by 19,300 kilograms per annum, along with a significant reduction in particulate emissions. If the Rockgas fleet of 27 vehicles ran on petrol, 116 trees would need to be planted each year to absorb the additional carbon dioxide.

Sulphur hexafluoride (SF_6)

Contact uses SF_6 as an insulator in some of its high voltage switching gear. SF_6 is a gas that can contribute to climate change. No SF_6 is released under normal operations.

Contact has a memorandum of understanding with the government regarding the discharge of SF_6 to the atmosphere. Contact reports annually on any discharges of SF_6 according to an agreed protocol. This reporting system was introduced for the 2005/06 year, and in that year, no SF_6 was discharged.

The results from the 2006/07 year have not yet been collated or reported but will be included in following reports.

The environmental benefits of LPG

LPG is gaining popularity as an effective and efficient fuel for a wide range of applications, and, through Rockgas, Contact is now serving New Zealand's LPG needs.

The LPG industry in New Zealand sells 9.0 PJs per annum, and this is growing each year as more residential and commercial consumers are choosing LPG for water heating, cooking, and space and process heating.

Through Rockgas, LPG is reticulated in parts of the South Island, and Rockgas has installed over 200 kilometres of reticulated LPG networks across parts of Christchurch, Queenstown and Wanaka.

LPG produces less carbon emissions than fuel oil and diesel, and has displaced these fuels in many commercial applications across the country.

LPG supplied to commercial customers by Rockgas for process heating and building services, where fuel oil or diesel had previously been used, reduces carbon dioxide emissions by around **8,000** tonnes per annum.

Lifting the lid on our waste habits

The Contact Energy Green Office programme

An internal Green Office programme was launched during the year to minimise the impact of Contact's offices on the natural environment.

Contact operates a head office in Wellington, retail sites in Albany, Lower Hutt, Levin, Dunedin, Auckland and Christchurch and offices at each of our electricity generation sites.

The Green Office programme has focused on a number of areas: waste reduction, the sustainability of paper and office supplies, transport, energy efficiency, carbon emissions reduction and mitigation, and initiatives for staff at home.

Waste

Waste to landfill from all Contact's offices was audited to establish a benchmark. This process involved collecting waste, emptying it onto a table and sifting through and weighing all of it to determine what could be composted and recycled.

An office composting and recycling scheme was introduced across the company, with personal rubbish bins replaced with paper recycling, compost and other recycling bins.

The result has been a reduction in waste to landfill across the company by 58 per cent (annualised over the course of one year). This equates to 26 fewer tonnes of rubbish being sent to landfill by Contact's operations per annum.

Green printing

Contact has commissioned a review of the methods we use for producing printed material, including our suppliers, with a focus on sustainability.

Contact's environmental practices in terms of paper procurement and print already consider environmental factors, and some suggested changes are now being investigated.

Transport

In June this year, seven of Contact Energy's pool cars – office cars available for staff transport – were replaced with the hybrid Toyota Prius, which uses a combination of a petrol and an electric engine. These vehicles are located where there are frequent trips between Contact sites.

WE HAVE 7 NEW HYBRID CARS FOR STAFF USE






Contact's
offices are
certified carbon
neutral

Carbon emissions

While Contact is focused on cutting emissions from New Zealand's electricity generation sector, we are also committed to reducing our own carbon emissions from our 15 offices across the country.

Earlier this year, Contact went through Landcare Research's carboNZero programme to measure carbon dioxide emissions created by our offices, with energy efficiency investments occurring at all sites to reduce emissions as far as possible. At the end of this certification process, Contact has paid to offset all remaining emissions through a native forest regeneration scheme, meaning that Contact's offices are certified carbon neutral.*

Helping our staff go carbon neutral

The Contact Green Office programme is also helping Contact staff become carbon neutral at home. Under the programme, staff can use the Contact Energy Carbon Calculator to work out their household's carbon emissions, with Contact offering to match the costs of offsetting emissions through the Landcare Research carbon offsetting programme, dollar for dollar.

* Excludes Rockgas offices.


i can leave extra packaging at the shop
i can drink tap water instead of bottled
i can say no to plastic bags
i can waste less
i can switch off at the wall
i can catch the bus
i can be pro-active
i can keep a re-useable bag handy
i can re-purpose instead of throwing away
i can take my own lunch container for takeaways
i can make choices
i can offset my air travel
i can effect change
i can use my own cup for takeaway coffee

Key environmental measurements – thermal generation

Roughly half of Contact's total electricity generation comes from natural gas-fired electricity generation plants located in New Plymouth, Stratford, the Waikato and Auckland.

Contact's four thermal generation plants have a capacity of 1,151 MW, and all are accredited to the ISO14001 environmental management system. During the 12 months in review, Contact's four thermal generation plants produced 14 per cent of New Zealand's total electricity, mostly from the company's two high-efficiency combined-cycle gas-fired power stations at Otahuhu and Stratford.

Thermal generation[4]

Units	*2003*	*2004*	*2005[4]*	*2006*	*2007*
GWh	4,438	4,076	3,744	6,649	5,413

The Otahuhu and Stratford plants produce around 60 per cent less carbon dioxide emissions per unit of energy generated than coal-fired power stations. Over the last financial year, Otahuhu and Stratford produced 12 per cent of New Zealand's total electricity.

While Contact is working actively to increase the proportion of renewable generation, Contact's thermal plants play a vital role in ensuring a secure supply of electricity to New Zealand, especially when demand is high and storage in New Zealand's hydro lakes is low.

Carbon dioxide emissions

CO_2 emissions from Contact's four thermal power stations over the financial year were approximately 2,300,000 tonnes, down from 2,850,000 tonnes in the 2006 financial year. This reduction reflects reduced generation, due to higher levels of hydro generation, and an improved CO_2 emission rate of 425 tCO_2/GWh over the previous year's 429 tCO_2/GWh.

Over the last five financial years, Contact's thermal generation has produced, on average, 2,181,000 tonnes of carbon dioxide emissions per annum.

Heat rate is a measure of the efficiency of the conversion of the energy in fuel to electrical energy. Overall, for Contact's four thermal stations, the heat rate for the 2007 financial year was 8,042 kJ/kWh. By way of explanation, the lower the heat rate figure, the more efficient the plant.

Plant CO_2 emissions and plant efficiency

Units	*2003*	*2004*	*2005*	*2006*	*2007*
CO_2					
kilotonnes	1,638	2,058	2,056	2,854	2,299
CO_2 intensity					
tonnes/GWh	466	432	456	429	425
Overall heat rate					
kJ/kWh	8,822	8,164	8,628	8,130	8,042

Over the past two years, Contact has invested in upgrading thermal plant to improve efficiency (heat rate). These upgrades have resulted in estimated fuel savings of 440 TJ per year, extra output of 343 GWh and a reduction of over 200,000 tonnes of CO_2 emissions.

4 For years prior to 1 October 2004, the reporting period was the year ended 30 September; for 2005, the reporting period was the nine months ended 30 June 2005; for 2006 and subsequent years, the reporting period is the year ended 30 June.

Key environmental measurements – hydro generation

Hydro electricity is the renewable backbone of New Zealand's electricity generation system, and Contact operates three hydro dams in Central Otago – the Clyde, Hawea and Roxburgh Dams.

Together, the Clyde and Roxburgh power stations have an electricity generating capacity of 752 MW and, during the 12 months ended 30 June 2007, generated nine per cent of New Zealand's total electricity. These dams are accredited to the ISO14001 environmental management system.

The Roxburgh Dam marked 50 years of operation in November 2006, and the Clyde Dam has been operating since it was commissioned in 1992.

Unlike thermal electricity generation plants, which occupy relatively little space and have a minimal visual impact, large hydro dams can come, in part, to define the communities in which they are based.

Although they do not produce climate-changing greenhouse gases, large hydro dams do harness the power of nature, and the ownership of these assets creates responsibilities for Contact to surrounding communities.

Contact has taken responsibility for a significant flood damage compensation regime, as part of resource consents for the ongoing operation of our Clutha hydro facilities. This regime is detailed under the Community section of this report on page 23.

Hydro spill

Over the 12 months in review and the previous four years, there has been no spill of water at Contact's Clyde or Roxburgh Dams for other than operational reasons. Contact will continue to report on hydro spill on an ongoing basis.

Hydro generation[5]

Units	*2003*	*2004*	*2005[5]*	*2006*	*2007*
GWh	3,757	4,315	2,918	3,065	3,639

Renewable generation and electricity transmission

If New Zealand is to pursue an increasingly renewable energy future, there will need to be sustained investment in electricity transmission in order to get the electricity to market. Renewable generation projects such as geothermal, wind and hydro are often developed in remote locations, and the electricity needs to be transported some distance to end users.

Over the 12 months in review, the need for investment in transmission capacity in order to support renewable generation projects has become a key issue for New Zealand's energy sector. The issue was raised publicly when another electricity generator sought resource consents to construct a large wind farm in the Central Otago area, close to Contact's Clyde and Roxburgh Dams. Contact filed a submission supporting the application, but noted that the transmission system in the area was already constrained and needed to be upgraded to carry extra generation.

Contact submitted that, if there was no upgrade in the transmission capacity, the new wind generation would further constrain the transmission lines, at times resulting in hydro spill, and preventing Contact from generating renewable energy from its hydro dams. This would lead to a situation in which one form of renewable generation would simply displace another.

Investment in a modern, robust electricity transmission network will need to be implemented if New Zealand's renewable generation options are to be developed – particularly those in the southern part of the South Island.

5 For years prior to 1 October 2004, the reporting period was the year ended 30 September; for 2005, the reporting period was the nine months ended 30 June 2005; for 2006 and subsequent years, the reporting period is the year ended 30 June.

Key environmental measurements – geothermal generation

Geothermal electricity generation is a process in which steam and hot geothermal fluid from volcanic regions are harnessed from inside the Earth (generally between 1,000 and 3,000 metres deep) and used to power electricity generation turbines. This is New Zealand's most reliable form of renewable energy, as defined under the Resource Management Act. It does not depend on the weather and provides consistent baseload supply of electricity.

As such, over the next five to 10 years, geothermal is the only form of renewable energy that can, by itself, displace or defer the need for new thermal electricity generation, making the role of this energy in combating climate change extremely important.

Contact's plans to invest up to $1 billion in two large, renewable geothermal power stations are outlined on page nine of this report. Currently, Contact's existing power stations at Wairakei, Ohaaki and Poihipi Road have generating capacity of 264 MW. During the 12 months in review, Contact's geothermal power stations produced five per cent of New Zealand's total electricity. Contact also supplies geothermal energy directly to various organisations in the Taupo area, which use it for purposes such as timber drying or aquaculture.

These power stations are all accredited to the ISO14001 environmental management system.

There is a range of issues associated with geothermal energy production, particularly the disposal of geothermal fluid and the natural trace elements within it, the discharge of geothermal vapours to air and land subsidence. In recognition of this Contact has agreed to a significant compensation regime designed to protect the Taupo community in the unlikely event that damage might occur as a result of land subsidence. This regime is detailed under the Community section on page 23.

Carbon dioxide emissions

Comparatively small quantities of CO_2 and other greenhouse gases are produced by geothermal power stations.

Geothermal generation[6]

Units	*2003*	*2004*	*2005*[6]	*2006*	*2007*
GWh	1,854	1,752	1,308	1,820	1,968

CO_2 emissions

Units	*2003*	*2004*	*2005*	*2006*	*2007*
kilotonnes	159	143	148	142	178
tonnes/GWh	85	81	84	78	90

Discharges to water and reinjection of geothermal fluid

Currently, the Wairakei power station uses water from the Waikato River for cooling. Water taken from the river is mixed with used geothermal fluid, and this water is then discharged back into the river. Geothermal water contains a number of naturally occurring elements that need to be monitored and managed.

Contact's investment plans are expected to result in reducing river discharges. As a first step, a key environmental benefit of replacing the Wairakei power station with a new modern plant at Te Mihi (see page nine) will be the reinjection of more geothermal fluid back into the reservoir from which it came and increased use of other discharge options.

6 For years prior to 1 October 2004, the reporting period was the year ended 30 September; for 2005, the reporting period was the nine months ended 30 June 2005; for 2006 and subsequent years, the reporting period is the year ended 30 June.



Total geothermal extraction by steamfield for Contact's three geothermal power stations, averaged over the 2007 financial year

Wairakei field

Total geothermal take	145,000 tonnes per day
Percentage reinjected to ground	30 per cent
Percentage discharged to river as fluid	44 per cent
Percentage discharged to river as condensate	23 per cent
Evaporation to air	3 per cent

Poihipi Road field

Total geothermal take	4,800 tonnes per day
Percentage reinjected to ground	40 per cent
Percentage evaporated to air	60 per cent

Ohaaki field

Total geothermal take	31,800 tonnes per day
Percentage reinjected to ground	64 per cent
Percentage evaporated to air	36 per cent

Hydrogen sulphide emissions

Hydrogen sulphide is a gas that gives geothermal areas their unique odour. Hydrogen sulphide is released to air both naturally – through geothermal venting and geysers – and during the condensing of geothermal fluid in turbine condensors. Ministry for the Environment guidelines for ambient levels of hydrogen sulphide are seven micrograms per cubic metre over a one hour average.

Contact monitors hydrogen sulphide levels at the Wairakei Village residential area every hour. Data shown is the annual average of that data.

Ambient hydrogen sulphide levels monitored at the Wairakei Village

Units	*2003*	*2004*	*2005*	*2006*	*2007*
Micrograms per cubic metre (average)	2.12	2.05	2.93	2.58	2.15

Arsenic discharges to Waikato River

Arsenic is a naturally occurring element in geothermal fluid. As the separated geothermal water produced following extraction of steam for use in the Wairakei power station is discharged to the Waikato River, there is an element of arsenic contained in that discharge.

In August 2007, Contact commenced monitoring the concentration of arsenic in separated geothermal water discharge to the river on a weekly basis, as required under new resource consents granted for the operation of the Wairakei power station.

Contact will report on arsenic concentrations on an ongoing basis in future reports.

Heat discharge to Waikato River

In June 2006, monitoring equipment was installed both upstream and downstream of the Wairakei power station to measure the impact of discharging warmer water to the river.

Contact's resource consents require that the downstream river temperature must not increase by more than five degrees celsius after reasonable mixing of separated geothermal water and river water.

During the 12 months under review, the average measured downstream increase was 1.89 degrees celsius. Contact will report on this measure on an ongoing basis.

Biodiversity

Of the areas where Contact has existing generation operations, the area of greatest biodiversity significance is at Taupo, where the region's geothermal resource is host to unique thermo-tolerant plant species that thrive in the warm and mineral-laden geothermal conditions.

Contact applied for resource consents to provide for the ongoing operation of the Wairakei power station in 2001. During the ensuing submission process, the Department of Conservation and Fish and Game New Zealand lodged submissions seeking that the environmental effects generated by the operation of the power station should be avoided, remedied or mitigated as appropriate.

Contact supported this approach and advocated the development of a mitigation trust to implement and financially support suitable environmental projects. The Wairakei Environmental Mitigation Charitable Trust was created in 2004 with $1 million of funding from Contact.

The trust assesses each application for project funding against criteria that aim for environmental protection and enhancement of:

- the variety of the geothermal characteristics within the volcanic plateau geothermal resource located within Environment Waikato's regional boundary
- the variety of geothermal characteristics with 'protected geothermal systems' as defined in the Waikato Regional Plan and other geothermal systems within Environment Waikato's regional boundary
- aquatic habitat and amenity (including rivers, lakes and wetlands), water quality or fishery values in the upper Waikato River catchment area (Lake Taupo outlet to Ohakuri Dam).

Over the 2007 financial year, the following biodiversity-related programmes have been funded by the trust:

- a Tauhara College education programme to determine the abundance and distribution of threatened thermal ferns in the Karapiti geothermal area
- a programme run by the Department of Conservation to remove wilding pines from the Rainbow Mountain geothermal area
- a study by the New Zealand Plant Conservation Network into the abundance and distribution of rare thermal ferns.

Spills to the environment

The two minor spills to the environment over the year were both in the hydro area. The first was of a trace amount of diesel (far less than one litre) spilt onto a roadway. This trace of diesel was then washed by rain into a diversion channel at the Clyde Dam. The result was a very limited light film of oil on the surface of the water, which was contained by the fixed oil boom located downstream of the dam.

The second minor spill to the environment was also of diesel, resulting from the disconnection of a compressor fuel pump from a tank, at the Clyde Dam. This spilt a small amount of diesel (less than one litre) onto gravel that was then removed and disposed of at an approved waste disposal site.

Spills to the environment

	2003	*2004*	*2005*	*2006*	*2007*
Number of spills	3	2	1	3	2





Contact and the community


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Contents

We believe there is a clear link between energy efficiency in New Zealand homes and the health of the New Zealanders who live in them.

Contact and the community

As an energy company with around 635,000 customers, over the 12 months ended 30 June 2007, Contact played a constructive role in our engagements with the New Zealand community, through:

- **sponsorship** of a range of national and regional initiatives and events
- **support for communities** where the company operates power stations, retail operations and corporate offices
- **our approach** to vulnerable customers.

Sponsorship

Contact Energy Healthy Homes™

The core of the Contact sponsorship portfolio in the 12 months ended 30 June 2007 was the Contact Energy Healthy Homes™ programme. This integrated public health and energy efficiency programme won both the Energy Efficiency and Conservation Authority (EECA) Energywise Community and Supreme Awards in 2006.

The Contact Energy Healthy Homes™ sponsorship programme was designed not only to improve the living conditions of a number of New Zealand households, but also to demonstrate and promote the range of benefits of living in a warm, energy efficient and well-insulated home.

There are three main elements of the Contact Energy Healthy Homes™ programme:

1. Community insulation projects

Contact financially supports 11 community-based projects across the country that seek to improve the energy efficiency and warmth of homes in the community. Households qualifying for this scheme are usually referred by a social service agency, for example, where children in the house have asthma or respiratory conditions or where there is a low household income.

The selected home is then fully retrofitted, at little or no cost, with ceiling and underfloor insulation, draught-stopping around doors and windows, hot water cylinder wraps and hot water pipe insulation.

Over the 12 months in review, Contact contributed over $200,000 to these community insulation schemes. Under this programme, **Contact has helped to fully insulate more than 3,000 New Zealand homes since 2005.**

2. Primary sponsorship of the Asthma and Respiratory Foundation of New Zealand

As part of Contact's commitment to demonstrate the link between respiratory health and the energy efficiency of New Zealand homes, Contact is the primary sponsor of the Asthma and Respiratory Foundation of New Zealand. Under this relationship, Contact currently contributes $100,000 per annum to help meet the Foundation's objective of reducing childhood asthma.

Through this relationship, Contact has helped the Foundation launch Balloon Day, the Foundation's national fundraising and awareness day, now in its second year.

3. Primary corporate sponsor of the University of Otago, Wellington School of Medicine's Housing and Health Research Group

Contact's largest single sponsorship has been $600,000 in funding, over three years, to support this research into the link between the energy efficiency of homes, the type of heating in homes and the health of the people living in them.

Contact's sponsorship helped to buy and install modern, low emission, energy efficient heating options in 412 homes of New Zealand families where a child has asthma. Field studies concluded in late 2006, and early results show dramatic improvements in child health, sick days away from school and doctors' visits. Early findings suggest a well heated, energy efficient home is as successful as a pharmaceutical intervention in battling childhood asthma.

Contact will report more fully on the findings of this pioneering research study in future reports.

Unflued gas heating

Unflued gas heating appliances are known sources of air pollutants associated with respiratory illnesses such as asthma. As such, Contact promotes the use of flued gas heating appliances.



Web links

For more information on Contact Energy Healthy Homes™, visit www.contactenergy.co.nz/healthyhomes




Contact has helped to fully insulate more than






3,000

New Zealand homes since 2005.

What difference does a well-insulated home make?

In 2006, Contact sent follow-up questionnaires to 843 homes that had received an insulation retrofit under its Healthy Homes™ programme.

The 470 responses received showed that:

91% **felt their homes were warmer**

71% **said their homes were drier**

86% **reported improvements in comfort**

86% **reported improvements in quality of life**

39% **reported health benefits**

58% **reported power bill savings.**

Other sponsorships

Contact supports a number of community-based festivals and events in the Central Otago and Taupo communities that surround our hydro and geothermal generation operations. In addition, Contact also supports the following:

Bevan Docherty

Contact sponsors Taupo triathlete and Olympic silver medallist Bevan Docherty. Contact will support Bevan during his build-up to the 2008 Olympic Games in Beijing, where he will be aiming for another world-class podium finish.

Triathlon New Zealand

In 2006, Contact Energy teamed up with Triathlon New Zealand to create the first-ever national triathlon series in New Zealand. The series covered nine regions across the country and provided a strong platform for New Zealand's fastest growing sport to continue to develop.

The Karori Wildlife Sanctuary

Contact Energy is a major sponsor of the Karori Wildlife Sanctuary in Wellington – an internationally recognised community conservation project restoring natural habitat for some of New Zealand's rare and endangered species. It is an example of science, technology and the community working together to create a safe haven for native wildlife.

As a $100,000 per annum supporter of the sanctuary's school education programmes, Contact helps provide over 4,000 students with positive and inspiring environmental experiences each year.

The Christchurch Family Help Trust

Contact supports the innovative early family intervention work of Christchurch's Family Help Trust, with $20,000 provided to the trust's operational funding in the financial year.

The trust works alongside the most vulnerable families with very young children, dealing with issues including poverty, domestic violence, and alcohol and drug dependence. The trust seeks to provide support and mentoring services to reduce the level of risk to children in these families.

Contact has decided to support a two-year research programme into the trust's effectiveness, with an additional $30,000 in the 2008 financial year. Contact will report on this programme when the research is complete.

Connecting kids and communities

Contact Energy is also a major sponsor of the Wellington Loop project – a community-based project seeking to connect Wellington schools and communities to an ultra-high speed data cable to enable real-time learning and new educational opportunities.

Community investment – total sponsorship[7]

	2004	*2005[7]*	*2006*	*2007*
Total ($)	534,000	557,000	1,020,000	1,008,500

7 For years prior to 1 October 2004, the reporting period was the year ended 30 September; for 2005, the reporting period was the nine months ended 30 June 2005; for 2006 and subsequent years, the reporting period is the year ended 30 June.


Industry
advertising
campaign

Contact supported and helped fund an industry television advertising campaign, featuring former All Black Jonah Lomu, to encourage people who need electricity for life-preserving medical equipment to tell their energy supplier of their condition.

Excellence in customer service

One of the ways Contact can make life easier for our customers is to provide excellent customer service. The average time taken by our call centre team to answer customer calls in the 12 months to the end of June was 26 seconds.

Average time for call to be answered

	2004	*2005*	*2006*	*2007*
Seconds	96	45	30	26

Vulnerable customers and disconnections

New Zealanders will remember 2007 as the year in which another energy company's disconnection of electricity supply to an Auckland household came just hours before a customer, who had been using an oxygen machine in the house, died.

Upon hearing of this incident, Contact's Chief Executive ordered a halt to all pending disconnections, and an immediate review of our own disconnection communications and processes commenced. Contact participated fully in the discussions that followed between the Electricity Commission, the electricity industry and social agencies on this issue.

Contact had already adopted the initial industry guidelines for dealing with low-income customers and had sound processes in place to avoid disconnecting customers who need electricity for medical reasons.

Due to a range of measures introduced by Contact – including greater levels of customer contact, more flexible payment plans and liaison with social service agencies – the company has been able to reduce the level of debt-related electricity disconnections by 40 per cent in the 12 months under review.

Contact's focus over the coming year will be on continuing to reduce the level of customer disconnections for debt and to improve the level of support to customers who need assistance paying their bills.

The majority of customers that are disconnected for debt are, in most cases, quickly reconnected, at further cost to the customer. It is Contact's view that the costs associated with disconnecting and reconnecting customers should be avoided and that assisting customers with flexible payment and repayment options is a much better outcome both for the customer and for Contact.

We expect debt-related electricity disconnections to decrease by around another 40 per cent over the 2008 financial year.

Debt-related electricity disconnections

	2006	*2007*
Disconnections	18,855	11,371

Expanding the use of pre-pay meters

Over the coming financial year, Contact is deploying pre-pay electricity meters nationally, recognising that this is a purchase and energy management method favoured by people on limited incomes.

New East Coast pilot to reduce debt and disconnections

Contact is piloting a new information-sharing system with Work and Income, the social welfare delivery arm of the Ministry of Social Development, on the East Coast of the North Island.

The pilot is designed to further reduce debt-related electricity disconnections, to improve co-operative working relationships with the social service sector and to prevent customers entering the credit cycle in the first place.

If successful, this pilot is likely to be adopted nationally. Contact will report on this pilot in following reports.



In May this year, Contact was granted resource consents to continue operating the Wairakei power station until 2026. As a condition of these new consents, Contact will undertake a greater level of monitoring of possible land subsidence in the Taupo area.

Protecting local communities

Operating large hydro facilities on one of the country's most powerful rivers brings with it occasional risk of flooding. With geothermal generation, there has been a suggestion that land subsidence could cause property damage.

In responding to both of these scenarios, Contact has developed robust community compensation schemes to protect local communities.

Flood protection for communities along the Clutha

The year in review saw Contact granted resource consents to operate the Clyde and Roxburgh Dams for a further 35-year period. Conditions that Contact accepted in relation to these consents will see the company play a vital role in protecting communities between the Clyde and Roxburgh Dams from flooding.

Under these consent conditions, Contact has accepted a compensation regime where Contact will compensate property owners between the Clyde and Roxburgh Dams for damage to property arising as a result of flooding.

This outcome has been welcomed by civic leaders as providing certainty for local communities.

The Taupo community – protection from possible land subsidence damage

In the past, it has been suggested that there is a link between Contact's geothermal generation, land subsidence and property damage. To test this, in early 2005, Contact purchased two residential properties in Taupo that were claimed to be at most risk of damage from land subsidence. An independent and comprehensive monitoring regime was established covering these buildings, and the results have shown that the buildings are not being damaged.

This monitoring regime is continuing and is in addition to the ongoing monitoring of possible land movement that Contact undertakes as part of its regular activities.

While Contact does not believe subsidence is damaging buildings, the company has agreed to a compensation regime whereby, if buildings in certain areas are damaged as a result of land subsidence from geothermal electricity generation, Contact is obliged to put right any damage. This obligation is a condition of Contact's geothermal resource consents, which set up a regime for establishing any claims of property damage in the future.

This obligation provides the community with certainty and confidence that they will be protected from any future damage to property as a result of land subsidence from Contact's geothermal generation.

In May this year, Contact was granted resource consents to continue operating the Wairakei power station until 2026. As a condition of these new consents, Contact will undertake a greater level of monitoring of possible land subsidence in the Taupo area. Contact will report back on this new subsidence monitoring regime in subsequent reports.

Keeping safe

Contact is committed to leadership in the health and safety arena and to providing a safe and healthy environment for all staff, contractors and visitors to our sites.


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Contact's goal is for there to be no injuries at Contact sites or within Contact's operations. To achieve this goal, a great deal of effort has gone into enhancing health and safety processes that identify and manage risks in all aspects of Contact's operations.

This report examines some key health and safety indicators in Contact's operations and we will continue to report against these benchmarks in following reports.

New structure focusing on risk, health and safety

To reflect the priority being placed on health and safety, a new position has been created with responsibility in this area. The General Manager of Risk, Health, Safety and Environment is a member of the Contact Senior Management Team, reporting directly to the Chief Executive.

As described in the Governance section of this report, a new Health, Safety and Environment Board Committee was formed in December 2006.

Additionally, Contact formed a Health and Safety Executive Committee in July 2006. The Chief Executive heads this committee, which is responsible for the implementation of health and safety policy and practices across the company, and reviewing health and safety risks and incidents.

Health and safety policy

Guiding all of Contact's operations is the company's health and safety policy. The principles within this policy commit Contact to:

- provide a safe and healthy workplace
- aim for zero injuries
- establish effective processes to identify and manage our risks
- ensure staff are actively involved in safety and receive training
- promote health and wellbeing within the workplace
- provide a safe environment for visitors, customers and the public
- continuously improve our processes.

Pandemic planning

Contact prepared a company-wide pandemic response policy and plan, and trained all staff in how to prevent the spread of serious communicable diseases. Contact also provided each staff member with a pandemic preparedness box, including disposable rubber gloves, face masks, disinfectant, paracetamol and guidance on how to prevent the spread of influenza and treat suspected cases.

Health, safety and environment management system

A new health and safety management system was developed that establishes safety performance requirements for all Contact sites and business areas. A number of supporting procedures were also revised, including contractor management, vehicle safety and gradual process injury prevention.

A national training programme has been initiated to provide staff with an understanding of Contact's new policy and systems, and all health and safety representatives attended approved training courses.

Audit results

Contact entered the Accident Compensation Corporation's (ACC) Workplace Safety Management Practices (WSMP) programme in June 2007 and attained secondary level. Over the next year, Contact will be embedding our new health and safety processes within the business with the goal of achieving tertiary level status at the next audit.

Work-related injuries

Contact recorded eight lost time injuries over the 12 months in review, which is a disappointing result. Included in these injuries were:

- geothermal drilling contractors incurring four reportable injuries
- two staff members requiring time to recover from gradual process injuries relating to computer work
- two staff members requiring time off due to slip/trip accidents.

Contact's total injuries recordable frequency rate for the year, including contractors, was 11.2 per million hours. Contact encourages the reporting of all events, including near misses. During the 12 months in review, 252 people events were reported, showing an encouraging increase in health and safety awareness and incident reporting. Contact will report serious harm injuries on an ongoing basis in future reports.




Web links

The full health and safety policy can be viewed on our website at www.contactenergy.co.nz/healthandsafety



Milestones for Contact sites

Over the 12 months in review, a number of health and safety milestones were reached by Contact sites:

- staff at the Te Rapa cogeneration site achieved 3,000 days without a single lost time injury
- personnel at the New Plymouth power station achieved 2,000 days without a single lost time injury
- personnel at the Taranaki combined-cycle power station achieved 1,000 days without a single lost time injury
- personnel at the Dunedin Call Centre achieved one year without a single lost time injury
- personnel at the Wairakei power station achieved 1,500 days without a single lost time injury.

Total events recorded

	2003	2004	2005	2006	2007
People events (includes near misses)	104	123	325	232	252

Lost time injuries (LTI) and total injuries recordable (TIR) performance history

	Staff		Contractors		LTI FR		TIR FR		
Year	*LTI*	*Exposure hours*	*LTI*	*Exposure hours*	*Staff*	*Contractors*	*Staff*	*Contractors*	*Total*
2007	4	1,529,041	4	622,408	2.62	6.43	7.6	17.4	11.2

- Total injuries recordable (TIR) includes all accidents resulting in medical treatment, restricted work or lost time.
- Exposure hours are the hours worked by staff and contractors during the financial year.
- Frequency rates (FR) are per one million hours worked.
- Retail field contractors (e.g. meter readers) and Rockgas employees and contractors are not included.
- Reliable data for total injuries recordable frequency rate is only available for the 2006/2007 financial year. Contact will continue to report these statistics, in future reports.

Contact as an employer

Contact aims to be the employer of choice for people wishing to work in New Zealand's energy sector.


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Contact complies with the requirements of New Zealand's employment legislation, the Employment Relations Act 2000. Under this legislation, employees are entitled to freedom of union association in the workplace and to collective bargaining if they wish.

The following graphs and tables reflect key Contact employment data.

Number of employees and workforce profile – type of employment[8]

2007
Total employees: 970



8% Part-time
1% Fixed
3% Casual
88% Full-time

*2006**
Total employees: 814



8% Part-time
3% Fixed
1% Casual
88% Full-time

* Excludes Rockgas employees

Number of employees and workforce profile – by region[8]

2007



8% Auckland
7% Canterbury
21% Otago
1% Southland
9% Taranaki
9% Waikato
45% Wellington**

*2006**



6% Auckland
1% Hawkes Bay
24% Otago
11% Taranaki
10% Waikato
48% Wellington**

* Excludes Rockgas employees
** Includes Contact Energy's Levin Call Centre

8 These figures are based on employees at financial year end

Gender and age profile of workforce*

Age	2007 Male	2007 Female	2007 Total	2006 Male	2006 Female	2006 Total
<20	2	4	6	0	3	3
20–29	42	90	132	48	115	163
30–39	89	113	202	88	113	201
40–49	121	72	193	117	80	197
50–59	85	60	145	87	52	139
60–64	29	4	33	22	2	24
>65	9	2	11	7	2	9
Undisclosed	34	43	77	27	51	78

These figures are based on actual employees at financial year end.
* Excludes Rockgas employees

Contact will report on remuneration for men and women in following reports.

Total remuneration costs ($000)	*2007*	*2006*
	58,617	58,195

These figures are based on total salaries paid during the financial year, including incentive payments.

Employee turnover (by gender)*

Female 2007	20.0%
Female 2006	15.6%
Male 2007	12.6%
Male 2006	11.8%
Total 2007	16.4%
Total 2006	13.7%

2007 ☐ 2006 ☐

Employee turnover (by age)*

20–29 2007	27.3%
20–29 2006	22.6%
30–39 2007	21.5%
30–39 2006	14.8%
40–49 2007	8.3%
40–49 2006	12.0%
50–59 2007	8.2%
50–59 2006	8.7%
60–64 2007	0.0%
60–64 2006	4.6%
>65 2007	25.0%
>65 2006	27.3%
Undisclosed 2007	26.5%
Undisclosed 2006	4.3%
Total 2007	16.4%
Total 2006	13.7%

2007 ☐ 2006 ☐

Turnover is measured by adding resignations and retirements and dividing by average headcount, over the course of the financial year.
* Excludes Rockgas employees

Employees engaged in overtime*

		2007	*2006*
Overtime worked as a percentage of non-management employees recording overtime during the financial year	Base full-time equivalent (hours)	1,324,534	1,623,279
	Overtime (hours)	18,569	18,818
	% (of hours)	1.4%	1.2%

* Excludes Rockgas employees. Calculated over the course of the financial year.

Contact Energy's governance and management systems

Contact's 2007 annual report and website contains an extensive description of the company's governance arrangements.

More detail on Contact's governance can be viewed on pages 18–36 of Contact's annual report, which is available at www.contactenergy.co.nz/annualreports.

Contact complies fully with the corporate governance principles set out in the NZX Corporate Governance Best Practice Code, and with the principles of the Securities Commission's Corporate Governance in New Zealand Principles and Guidelines.

The Contact Energy Board of Directors

The Contact Board is Contact's highest governing body. The Board generally meets on a monthly basis to consider and decide on a range of reports and papers.

The current membership of the Board is:

Grant King – Chairman

Grant King joined the Contact Board in October 2004. He has been Managing Director of Origin Energy since its demerger from Boral Energy in February 2000 and was Managing Director of Boral Energy from 1994. Prior to joining Boral, he was General Manager AGL Gas Companies. Grant King is Chairman of the Energy Supply Association of Australia Limited, a councillor of the Australian Petroleum Production and Exploration Association and a former director of Envestra Limited. He has a civil engineering degree and a Master of Management.

Phillip Pryke – Deputy Chairman and Independent Director

Phil Pryke was Chairman of Contact Energy from its establishment in 1995 until October 2004 when Grant King was appointed Chairman. Phil Pryke is a director of Macquarie Goodman (New Zealand) Limited, Macquarie Goodman Property Aggregated Limited and Co-Investor Capital Partners Pty Limited. His previous roles include Vice President, Global Sales and Client Solutions – Asia Pacific at Electronic Data Systems (EDS), Chief Executive of Nextgen Networks and Chief Executive Officer of Lucent Technologies Australia Pty Limited. He holds an economics degree from the University of Sydney.

Bruce Beeren – Director

Bruce Beeren joined the Contact Board in October 2004. With over 30 years' experience in the energy industry, he was establishment Chief Executive Officer of Victorian Energy Networks Corporation, the Victorian gas system operator, and held a number of senior management positions at AGL, including Chief Financial Officer and General Manager, AGL Pipelines, and Origin Energy Limited. He is a director of Origin Energy Limited, Coal & Allied Industries Limited and Equipsuper Pty Limited. He is a former director of NGC Holdings Limited, Envestra Limited and Veda Advantage Limited (formerly called Baycorp Advantage Limited). He holds science and commerce degrees and a Master of Business Administration, and is a fellow of CPA Australia and the Australian Institute of Company Directors.

John Milne – Independent Director

John Milne has been a director of Contact Energy since Contact's establishment in 1995. He is a director of the New Zealand Wine Company Limited, an independent member of the Wellington City Council Audit and Risk Management Subcommittee and Chairman of the He Huarahi Tamariki Trust. He has held a number of directorships in New Zealand, including in the oil, gas and forestry industries, and senior management positions in the Shell Group in New Zealand and with Shell International in London and in the Far East. A chartered accountant and an accredited director and fellow of the Institute of Directors, he holds a Master of Arts (Cambridge) and a Bachelor of Commerce (New Zealand) degree.

Karen Moses – Director

Karen Moses joined the Contact Board in October 2004. She is Chief Operating Officer, Australia of Origin Energy Limited. Karen Moses has over 25 years' experience in the energy industry in Australia and overseas and was a director of Rockgas Limited in New Zealand from 1999 until Rockgas was purchased by Contact in April 2007. She is a director of the Victorian Energy Networks Corporation and chairs the Safety and Emergency Committee, the Energy and Water Ombudsman (Victoria) Limited and the Centre for Engineering Leadership and Management. She is a member of the Australian Institute of Energy, the Australian Institute of Company Directors and Chief Executive Women. Karen Moses holds an economics degree and Diploma of Education from the University of Sydney.

Tim Saunders – Independent Director

Tim Saunders was elected to the Board of Contact Energy in 2000, having also been on the Board from 1995 until 1998. He is on the Australasian Advisory Board of LEK Consulting and is a consultant to Northington Partners Limited. His current directorships include Global Corporate Credit Limited. He holds a Master of Business Administration (Columbia) and a commerce degree in economics (Cape Town).

Ethics

Contact's code of ethics is available on the company's website at www.contactenergy.co.nz. This code sets out the ethical and behavioural standards expected of the company's directors, employees and contractors.

Whistleblowing policy

Contact's whistleblowing policy facilitates the disclosure and impartial investigation of any serious wrongdoing and is set out on the company's website at www.contactenergy.co.nz.

Conflicts of interest

Where any Contact director has a conflict of interest or otherwise has an interest in any transaction, that director is generally required to disclose his or her conflict of interest, and thereafter will normally not be able to participate in the discussion, nor vote in relation to the relevant matter.

Board committees

Contact Energy has five formally constituted Board committees – the Board Audit Committee, the Remuneration Committee, the Nominations Committee, the Independent Directors' Committee and the Health, Safety and Environment Board Committee. The Health, Safety and Environment Board Committee is a new committee, formed in December 2006 to reflect Contact's increasing focus on these areas.

Karen Moses is the Chair of the Health, Safety and Environment Board Committee.

Board Audit Committee

The Board Audit Committee's purpose is to oversee Contact's financial policies and to monitor the quality of financial reporting and financial management. The Board Audit Committee is chaired by John Milne, an independent director. The committee is responsible for approving the annual internal audit work programme, monitoring the roles, responsibilities and performance of external and internal audit and making recommendations to the Contact Board.

Board performance and remuneration

Contact's Board follows a practice of reviewing the performance of the Board as a whole and the Board committees every two years, and of reviewing the performance of those directors standing for re-election at the next annual meeting every year.

Contact operates a directors' restricted share scheme, approved by shareholders in 2004 to improve the alignment of directors' and shareholders' interests. Instead of receiving all of their pre-tax base directors' fee in cash, those directors participating in this scheme receive one-third of that amount by way of Contact shares, which are restricted for a period of three years. While these shares are restricted, directors are entitled to receive dividends and other distributions. Directors are not entitled to any payment in connection with their retirement or cessation of office. More information on directors' remuneration is available in the Contact annual report at www.contactenergy.co.nz/annualreports.

Risk management and internal audit

A Risk Management Executive Committee is responsible for monitoring the ongoing effectiveness of Contact's risk management activities and provides assurance to the Board and Board Audit Committee that there is an effective framework in operation over risk-related activities.

Contact has an independent in-house internal audit function that provides independent and objective assurance over the effectiveness of the internal control framework. Internal audit adopts a risk-based audit approach driven from the company's risk management database, allowing internal audit to direct attention to risks that threaten the achievement of Contact's strategic and operational goals.

Compliance

In the 12 months in review, Contact received no financial penalties or fines for non-compliance with any legislation.

Political donations

Contact made no political party donations in the 2007 financial year and received no funding from central government for any purpose.



Web links

Our code of ethics is available on our website at www.contactenergy.co.nz

More information on directors' remuneration is available in the annual report at www.contactenergy.co.nz/annualreports

Engaging with stakeholders

As a publicly listed company with 10 power stations, 85,000 shareholders, 1,000 employees and around 635,000 electricity and gas customers, there is a constantly high level of interest in Contact and its operations.


SOCIAL
FOCUS

As a result, Contact has a number of stakeholder groups with which we must engage.

The following table identifies Contact's main stakeholder groups, their interest in Contact's operations, Contact's communications principles in engaging with these groups and a brief summary of Contact's interaction with these groups over the 12 months in review:

Stakeholder group	Interest in Contact	Our approach	What we did
Shareholders (Contact has the largest number of New Zealand shareholders of any listed New Zealand company)	• Financial performance. • Information on operations and performance.	• Communicate comprehensively and appropriately with shareholders. • Have good corporate governance practices, including meeting the reporting requirements of listed companies as set by NZX. • Provide shareholders with accurate results and analysis.	• Met all reporting requirements under the NZSX Listing Rules and relevant legislation. • Held an annual general meeting and published an annual report and half-year report. • Complied fully with the corporate governance principles set out in the NZX Corporate Governance Best Practice Code.
Investment community – analysts and brokers	• Timely, accurate and high-quality data in relation to the company's performance upon which investment decisions can be based.	• Provide timely, accurate and high-quality data to the investment community.	• Met all reporting requirements under the NZSX Listing Rules and relevant legislation. • Held a number of investor briefings in New Zealand and offshore.
Employees (Contact has around 1,000 employees)	• Up-to-date information. • Market-based performance remuneration strategy. • Enjoying safe working conditions. • Being recognised and rewarded for exceptional efforts.	• Develop a team culture that staff feel a part of. • Ensure timely and open communication with staff on matters relating to Contact's operations. • Remuneration in the upper quartile for excellent performance.	• Continued to publish an internal newsletter for all Contact staff. • Contact's Chief Executive communicated directly with staff on a range of matters on a regular basis. • Paid staff at market salaries with total remuneration including incentives in the upper quartile level. • New health and safety policy developed. • Implemented a framework linking performance with reward, recognition and remuneration. • A number of Contact employees have attended the Outward Bound personal development programme at Anakiwa. • A new incentive scheme has been developed to reward outstanding achievement. • Rolled out a talent identification and development tool across the top four tiers of the company. • Celebrated the 10 best contributions from Contact employees and teams.

Stakeholder group	Interest in Contact	Our approach	What we did
Customers	• Secure supply of electricity at a fair price. • Environmental performance of Contact in relation to climate change. • Information on how to reduce energy costs and environmental impacts. • A range of energy options to suit customer needs.	• Communicate regularly and honestly with customers in relation to energy prices and Contact's environmental initiatives. • Develop and promote energy efficiency offers to customers. • Help customers understand and reduce their environmental impact. • Develop new integrated energy offers to help customers manage their energy needs.	• Launched new customer newsletter detailing environment and energy efficiency initiatives, and customer offers. • Launched Energy Savings in a Box pilot scheme to promote energy efficiency (see page 11). • Launched the Contact Carbon Calculator to help customers calculate and then offset their own carbon emissions (see page 10). • Offered new energy options including the use of LPG. • Participated in the review and development of new industry guidelines around vulnerable customers.
Central government and other political parties	• Efficient operation of electricity market. • Secure supply of electricity. • Reduction of greenhouse gases from electricity generation.	• Provide quality analysis and information to assist policy development. • Engage directly and transparently with government on policy matters.	• Presented detailed submission on the government's draft New Zealand Energy Strategy (available at www.contactenergy.co.nz/energystrategysubmission). • Kept interested Members of Parliament up to date with Contact's business decisions and views on policy development.
Regulators: the Electricity Commission, Commerce Commission, Gas Industry Company	• Meeting their regulatory objectives of an efficient and fair electricity and gas market (Electricity Commission and Gas Industry Company), and ensuring competitive wholesale and retail markets (Commerce Commission).	• Provide quality analysis and information to assist policy development. • Promote the development of best regulatory practice.	• Worked with the Electricity Commission on its inquiry into market design, and the development of industry guidelines in relation to low-income and vulnerable customers. • Supported the Commerce Commission on its ongoing inquiry into the electricity market. • Contact's Chief Executive became a director of the Board of the Gas Industry Company.
Industry	• The broader electricity and gas industries expect Contact to contribute to the safe and reliable operation of the electricity and gas markets.	• Engage consistently with the rest of the energy industry, having regard at all times to the provisions of the Commerce Act. • Participate in industry forums and conferences.	• Participated in the energy sector's Chief Executives' Forum – a regular forum for industry chief executives. • Attended industry conferences and forums. • Maintained constructive professional relationships with other parts of the energy sector. • Continued membership of the New Zealand Wind Energy Association, the New Zealand Business Council for Sustainable Development, the Sustainable Business Network, the Gas Industry Company (shareholding member) and the Gas Association of New Zealand, among others. • Active participation in the development of an industry television advertising campaign aimed at customers who might be medically dependent on electricity supply.

Stakeholder group	Interest in Contact	Our approach	What we did
Communities where Contact has generation sites	• Possible environmental or other impacts of Contact's operations.	• Operate as a part of the community in which Contact is based. • Invest appropriately in the local community. • Minimise and take responsibility for environmental impacts of the company's operations.	• Supported local communities through our sponsorship programme (see page 20–21). • Compensation regimes agreed for property damage caused by land subsidence in the Taupo region and flooding on the Clutha (see page 23).
Communities where Contact plans new generation investment	• What contribution Contact will make to the area and how the natural environment will be protected. • Opportunities for consultation.	• Take responsibility for Contact's future operations. • Be a positive force in the local community. • Consult fully with the local community. • Listen to the local community. • Be transparent and accessible to the local community.	• Sought and secured new resource consents for a 17 MW hydro generation scheme at Lake Hawea control gates, after redesigning the project in response to community concerns (see page 9).
Tangata whenua	• Strong interest in Contact's geothermal operations, particularly in the Taupo region. • Maintaining ancestral connections to waahi tapu (sacred areas) and taonga (treasures) that might be affected by Contact's operations.	• Promote a partnership between Contact Energy and tangata whenua through: – building upon the relationship between Contact Energy and nga hapu – enhancing nga hapu's role as kaitiaki (guardian of the geothermal resource).	• Followed the memorandum of understanding between Contact and two key hapu in the area, which sets out the basis for the relationship between the parties, including a commitment to consult with tangata whenua at an early stage and to mitigate or remedy impacts of the company's operations.
Social agencies (primarily Work and Income)	• Expect Contact to refer customers who may be struggling to pay their power bills to them for assistance.	• Follow the Electricity Commission's protocols on the treatment of low-income and vulnerable customers and the interaction between retailers and social agencies. • Treat all customers with respect and minimise customer disconnections for debt.	• Participated fully in the development of the Electricity Commission's guidelines, and incorporated them into business practice. • Referred customers who could be facing hardship to social service agencies for assistance, and implemented a number of steps to reduce customer disconnection rates (see page 22).
Media	• All aspects of Contact's operations.	• Be open and accessible with the full range of New Zealand media and ensure they have good quality, accurate and timely information on Contact's operations.	• Communicated with media through half-year and annual result announcements, providing briefings on the company's performance. • Responded to a wide range of media enquiries on a daily basis.

Contact's financial performance

ECONOMIC FOCUS

Contents



Contact's financial performance

If a company is to genuinely embrace sustainability, it must first be on a sustainable financial footing. More New Zealanders choose to invest their wealth in Contact than any other company with its primary listing in New Zealand, and Contact has strong obligations to deliver value and create wealth for our approximately 85,000 shareholders.



Total Operating Revenue (net of electricity purchases) ($ million)
1,600
1,400
1,200
03
04
05
06
07
Adjusted Profit for the Period ($ million)
260
220
180
140
100
03
04 R
05
06 A
07 RB
EBITDAF* ($ million)
600
500
400
300
03
04
05
06
07
CAPEX ($ million)
160
140
120
100
80
60
03
04
05
06
07
Contact Energy Limited Ordinary versus NZSX 50 Gross Index (Index Level)
250
210
170
130
90
03
04
05
06
07
Contact Energy Limited Ordinary (CEN.NZ)
NZSX 50 Gross Index (NZ50G)

Return and ratios

Net Debt/Debt+Equity (per cent)


35
30
25
20
03
04 R
05
06
07 R

Return on Total Assets (per cent)


6
5
4
3
2
03
04 R
05
06 A
07 RB

Dividend (cents per share)


03
04
05
06
07

Cumulative Total Shareholder Return (per cent)


160
140
120
100
80
60
40
03
04
05
06
07

Earnings Per Share (cents per share)


45
40
35
30
20
03
04 R
05
06 A
07 RB

Operating Cashflow ($ million)


450
400
350
300
250
200
03
04
05
06
07

Notes to the graphs

- Comparisons have been restated to reflect current period presentation where appropriate.
- For years prior to 1 October 2004, the reporting period was the year ended 30 September; for 2005, the reporting period was the nine months ended 30 June 2005, and the results of that period have been annualised where appropriate for the purposes of the above graphs; for 2006 and subsequent years, the reporting period is the year ended 30 June.
- The 2005, 2006 and 2007 financial statistics and returns and ratios are based on financial statements prepared in accordance with New Zealand equivalents to International Financial Reporting Standards (NZIFRS).
- All calculations in this section have been based on the number of ordinary shares quoted and listed on the New Zealand Stock Market (NZX) as at 30 June 2007 (576,633,962) and exclude the 76,975 restricted ordinary shares issued on 21 June 2007 pursuant to Contact's employee long term incentive scheme for senior executives.

R Denotes years in which Contact Energy's generation property, plant and equipment were revalued. The revaluation affects Total Assets, Shareholder Funds and related ratios.
A Excludes Gain on Disposal of Subsidiaries and Change in Fair Value of Financial Instruments, after tax.
B Excludes Change in Fair Value of Financial Instruments, after tax, and the impact of the change in corporate income tax rate.
C Indexed to 100 at 30 September 2002
9 Earnings Before Net Interest Expense, Income Tax, Depreciation, Amortisation and Financial Instruments. The year ended 30 June 2006 was the first year in which Changes in the Fair Value of Financial Instruments were recognised within the income statement in accordance with NZIFRS.

Web links

Contact's annual report for the 12 months ended 30 June 2007, and the previous half-year report for the six months ended 31 December 2006, are available at www.contactenergy.co.nz/annualreports

Environmental
Resources
Management

Commerce House,
Level 2, 13 Commerce Street
PO Box 106234,
Auckland City 1143
New Zealand

Telephone: +64 9 303 4664
Facsimile: +64 9 303 3254

www.erm.com



ERM

ERM Independent Verification Report to Contact Energy Limited

ERM New Zealand Limited (ERM) was engaged by Contact Energy Limited (Contact Energy) to provide independent verification of its Sustainability Report 2006/2007 (Report), to the scope of work outlined below.

Scope of Work

The Report covers Contact Energy's operations for the 12 months to 30 June 2007, unless stated otherwise in the text. Data and statements outside of the reporting period have not been verified. ERM performed this work in accordance with ERM's verification methodology, which is based on the international assurance standards: ISAE 3000, AA 1000 AS and ISO 19011. ERM reviewed Contact Energy's use of two of the AA1000 Principles, namely Completeness and Materiality, in reporting performance. To do this, ERM interviewed a number of personnel and reviewed relevant documentation at Contact Energy's office in Wellington and the Rockgas office, regarding:

1. *Data accuracy*, including data trails from original site-based data retrieval to the final Report, for a representative sample of material parameters.
2. *Robustness of data capture processes*, including collation, transcription, internal reporting and controls in place, such as internal data verification checks.
3. *Adequacy and relevance of key statements* made throughout the Report, including cross-checking of reported data, for a representative sample of key statements.
4. *Effectiveness of mechanisms in place for Report preparation.*

The scope specifically excluded data and statements relating to financial information.

ERM's Independence

Contact Energy was responsible for preparing the Report, including the collection and presentation of data and statements within it. ERM's responsibility was to express verification conclusions in line with the scope of work agreed with Contact Energy. The data and statements in the Report reviewed by ERM did not include any work with which ERM had been involved. The ERM team, led by Jo Cain, Partner and Practice Leader for Corporate Advisory Services, Australia & New Zealand, was not involved in the design or compilation of the Report (except by way of this independent verification engagement). During 2006/07, ERM did not work with Contact Energy on other consulting engagements. In addition, ERM operates a strict conflict of interest check to ensure that the independence of the company and ERM personnel involved in the independent verification engagement are not compromised.

Our Conclusion

On the basis of its scope of work, and in consideration of the limitations of the verification engagement presented above, ERM concludes, in all material respects, that Contact Energy's Sustainability Report 2006/2007 appropriately addresses two of the AA1000 Principles, namely Completeness and Materiality, for the 12-month period to 30 June 2007. In conjunction with this Independent Verification Report, ERM will provide a more detailed Management Report to Contact Energy.

Key Observations and Recommendations

Based on its scope of work, and without affecting the verification conclusion noted above, ERM provides the following key observations relating to good practice observed:

- The language used and explanations given are commended, as they will help stakeholders to understand the Report.
- Content Owners for each section of the Report were readily identified to ERM, contributing to a smooth first-time verification process.

ERM also provides the following key recommendations for improvement:

- Inefficiencies were identified in the current incident reporting system used to generate incident data for the Report. Hence, the work underway to replace this system is encouraged.
- The electronic filing system for data and documentation referenced for the Report could be improved in some areas.

ERM congratulates Contact Energy for this comprehensive first Sustainability Report, in particular the in-depth information provided on stakeholder engagement.

ERM

ERM New Zealand Limited (ERM)
4 September 2007
Auckland, New Zealand

ERM is an independent global provider of environmental, social and corporate responsibility consulting and verification services. Over the past 4 years we have worked with over half of the world's 500 largest companies, in addition to numerous governments, international organisations and NGOs.

Feedback please!

We hope you enjoyed the opportunity to learn more about Contact Energy. We would value your comments or thoughts on our first sustainability report. Please feel free to email sustainabilityreport@contact-energy.co.nz with any comments, including on the following areas:

- What did you enjoy about this sustainability report?
- What do you think could be improved in future reports?
- Do you better understand Contact as a company and a business having read this report?
- What do you see as the most important issues for Contact over the coming 12 months?
- What do you see as the most important issues for Contact over the coming 10 years?
- What else would you like to see Contact reporting on in future reports?
- What would you like to know more about?
- What are your views on the design and readability of this report?
- Any other views or comments.



The Contact Energy Annual Meeting

Contact encourages shareholder participation at annual meetings and provides a forum whereby shareholders can submit written questions to be addressed at the meetings. Contact webcasts annual meetings and makes the minutes of the meeting available on its website.

Contact's 2007 Annual Meeting will be held at the **Christchurch Town Hall, 86 Kilmore Street, Christchurch on Friday 26 October 2007, commencing at 10:30am NZDST.** A notice of meeting for the 2007 Annual Meeting was posted to shareholders in September 2007 and can also be found on the company's website at **www.contactenergy.co.nz/annualmeeting.**

Financial calendar

Final dividend announced	28 August 2007
Record date for final dividend	11 September 2007
Final dividend paid	25 September 2007
End of first quarter	30 September 2007
Annual meeting	26 October 2007
Operational report released for the first quarter ending 30 September 2007 (anticipated)	October 2007
Half-year end	31 December 2007
Results announced for the half-year ending 31 December 2007 (anticipated)	February 2008
End of third quarter	31 March 2008
Operational report released for the third quarter ending 31 March 2008 (anticipated)	April–May 2008
Financial year end	30 June 2008



Like what you see?

If you support the projects and the direction outlined in this report and would like to become a Contact customer, then its easy to join. Simply call us on **0800 80 9000**, and we'll take care of the rest!

Thanks for coming.

This report is printed on coated paper containing 55 per cent recycled fibre. All of the ink used in the production of this report is vegetable-based, mineral oil free, and from 100 per cent renewable resources. 

Notice of Annual Meeting.

Notice is given that the 2007 Annual Meeting of shareholders of Contact Energy Limited ("Contact" or the "company") will be held in The Auditorium, Christchurch Town Hall for Performing Arts, 86 Kilmore Street, Christchurch at 10.30am (New Zealand Daylight Saving Time) on Friday, 26 October 2007.


contact

Business

A. Chairman's introduction

B. Chief Executive Officer's review

C. Financial statements

In relation to Contact's annual report for the year ended 30 June 2007, to receive Contact's financial statements for that period, and the auditors' report on those financial statements.

D. Shareholder questions (explanatory notes relating to this matter are set out later in this notice)

Consideration of any shareholder questions submitted prior to the Annual Meeting.

E. Ordinary resolutions (explanatory notes relating to these resolutions are set out later in this notice)

To consider and, if thought fit, to pass the following ordinary resolutions:

Auditors

1. That Contact's Board of Directors be authorised to fix the auditors' remuneration.

Re-Election of Directors

2. That Karen Moses be re-elected as a director of Contact.

3. That Tim Saunders be re-elected as a director of Contact.

An ordinary resolution is a resolution that is approved by a simple majority of the votes of those shareholders entitled to vote and voting on the resolution.

Light food and refreshments will be served at the conclusion of the meeting.

Eligibility to vote

Any shareholder whose name is recorded in the Contact Energy Limited share register at 10:30am (NZDST) on Wednesday 24 October 2007 is entitled to attend the Annual Meeting and either vote in person or appoint a proxy or corporate representative (in the case of a corporate shareholder) to attend and vote instead of that shareholder.

Casting Your Vote

You may cast your vote in one of two ways:

1. Personal attendance

If you wish you can attend the Annual Meeting and vote. You should bring the voting/proxy form enclosed in this pack with you to the meeting as voting will be by way of a poll; or

2. Proxy or corporate representative

If you do not plan to attend the meeting, you can appoint a proxy or corporate representative (if the shareholder is a body corporate) to attend the meeting and vote on your behalf.

The voting/proxy form appointing a proxy or corporate representative must be received by 10.30am (NZDST) on 24 October 2007 at Computershare Investor Services Limited, Level 2, 159 Hurstmere Road, Takapuna, North Shore City (Private Bag 92119, Auckland 1142), fax (09) 488 8787. A proxy/corporate representative need not be a shareholder of the company.

Please note that it is mandatory to tick one box for each resolution in Part C of the voting/proxy form. If no box is ticked, or more than one box is ticked, in relation to a resolution, the vote on that resolution will be treated as 'abstain'.

If you do not plan to attend the meeting you should complete the voting/proxy form and return it as soon as possible.

Share registrar

Address details for Contact's share registrar are:

Computershare Investor Services Limited
Level 2, 159 Hurstmere Road, Takapuna, North Shore City
Private Bag 92119, Auckland 1142
Telephone 64 9 488 8777
Facsimile 64 9 488 8787

G King, Chairman, on behalf of the Board of Directors,
13 September 2007

Explanatory Notes

These explanatory notes relate to business items D and E.

D. Shareholder questions

Shareholders may submit written questions to be considered at the Annual Meeting. Written questions should be sent by post to "Annual Meeting Questions", c/- General Counsel, Contact Energy Limited, PO Box 10742, Wellington or by electronic mail to agmquestions@contact-energy.co.nz. The company reserves the right not to consider any written question that, in the Board of Directors' opinion, is not reasonable in the context of an annual meeting, or any question received fewer than 5 working days prior to the annual meeting, (i.e. received after 18 October 2007).

E. Resolutions 1–3: Ordinary resolutions

Resolution 1: Auditors

KPMG are automatically reappointed as auditors under section 200 of the Companies Act 1993. This resolution authorises the Board of Directors (the "Board") to fix the fees and expenses of the auditors.

Resolutions 2 and 3: Re-election of Directors

Under clause 74 of Contact's constitution, one third of the directors are required to retire from office at the 26 October 2007 Annual Meeting but shall be eligible for re-election at that meeting. The directors required to retire at the annual meeting are those directors who have been longest in office since their last election or deemed election. Karen Moses and Tim Saunders will retire in accordance with these provisions and offer themselves for re-election.

No nominations to the Board were received by Contact by 27 August 2007 (being the closing date for director nominations as advised to the market pursuant to Clause 71 of Contact's constitution) and consequently no other person is eligible to be elected as a director at the annual meeting.

Karen Moses | Karen Moses joined the Contact Board in October 2004. She is Chief Operating Officer, Australia of Origin Energy Limited. Karen Moses has over 25 years' experience in the energy industry in Australia and overseas and was a director of Rockgas Limited in New Zealand from 1999 until Rockgas was purchased by Contact in April 2007. She is a director of the Victorian Energy Networks Corporation and chairs the Safety and Emergency Committee, the Energy and Water Ombudsman (Victoria) Limited and the Centre for Engineering Leadership and Management. She is a member of the Australian Institute of Energy, the Australian Institute of Company Directors and Chief Executive Women. Karen Moses holds an economics degree and Diploma of Education from the University of Sydney.

Karen Moses is not considered by the Board to be an independent director because she is an associated person of Contact's major shareholder, Origin Energy.

Tim Saunders | Tim Saunders was elected to the Board of Contact Energy in 2000, having also been on the Board from 1995 until 1998. He is on the Australasian Advisory Board of LEK Consulting and is a consultant to Northington Partners Limited. His current directorships include Global Corporate Credit Limited. He holds a Master of Business Administration (Columbia) and a commerce degree in economics (Cape Town).

The Board has determined that Tim Saunders is an independent director.

In June 2007, each member of the Board participated in a formal assessment of the performance of Karen Moses and Tim Saunders. The assessment was reviewed by the Nominations Committee, which made a recommendation to the full Board. The Board, after taking into consideration the recommendation from the Nominations Committee, recommends that shareholders vote in favour of the re-election of Karen Moses and Tim Saunders.

Minutes

The minutes of Contact's 2007 Annual Meeting will be posted on Contact's website at www.contactenergy.co.nz. Various other information about the company is also available on Contact's website. The minutes of Contact's 2007 Annual Meeting will also be posted to you on request by writing to the General Counsel, Contact Energy Limited, PO Box 10742, Wellington.

Webcast

The Annual Meeting will be shown live on Contact's website at www.contactenergy.co.nz/webcasts.

Prior to the Annual Meeting, we recommend you go to the webcast test page so you can test the settings on your computer and check whether you are able to view the live webcast.

An archive of the webcast of the Chairman's introduction and Chief Executive Officer's review will be available for viewing on the website following the Annual Meeting.

Venue directions and car parking

The Christchurch Town Hall for Performing Arts is located in the centre of Christchurch, at 86 Kilmore Street, and the nearest public car parks are shown on the map below.

Shareholders attending the Annual Meeting on 26 October 2007 will be entitled to free car parking on the day of the meeting in one of the car parks shown on the map.

When you park your car, you should collect the car park ticket in the normal way. On arrival at the Annual Meeting, please also collect a shareholder's parking voucher. You should then present the voucher and the car park ticket to the attendant as you drive out of the car parking building, in order to receive free car parking.

Note: Vouchers will only be valid for Contact Shareholders on the day of the Annual Meeting.



HAGLEY PARK
KILMORE STREET CARPARK
MONTREAL
VICTORIA STREET
DURHAM STREET NORTH
PETERSBOROUGH STREET
KILMORE STREET
KILMORE STREET
TOWN HALL
TOWN HALL
CRANMER SQUARE
CHESTER STREET WEST
TRAM ROUTE
VICTORIA PARK
COLOMBO STREET
MANCHESTER
OXFORD TCE
ARMAGH STREET
ARMAGH STREET
FARMERS CARPARK
GLOUCESTER STREET
GLOUCESTER STREET
ART GALLERY CARPARK
OXFORD TERRACE CARPARK
ROLLESTON AVE
WORCESTER BOULEVARD
CATHEDRAL SQUARE
WORCESTER BOULEVARD
CAMBRIDGE TCE
BOTANIC GARDENS
HEREFORD STREET
HEREFORD STREET

Contact us

HEAD OFFICE
Level 1, Harbour City Tower, 29 Brandon Street, Wellington, New Zealand

POSTAL ADDRESS
PO Box 10742, The Terrace, Wellington 6143, New Zealand
Telephone 64 4 499 4001
Facsimile 64 4 499 4003

EMAIL: investor.centre@contact-energy.co.nz

AGM QUESTIONS: agmquestions@contact-energy.co.nz

WEBSITE: www.contactenergy.co.nz



CONTACT

2007 Contact Energy Limited Annual Meeting voting/proxy form


contact

Annual Meeting of shareholders of Contact Energy Limited, Friday 26 October 2007, commencing at 10:30am NZDST. The Auditorium, Christchurch Town Hall for Performing Arts, 86 Kilmore Street, Christchurch.

Will you be attending the meeting?

If you plan to ATTEND the meeting: Bring this entire form with you intact. You will need to complete part C and sign part D.

If you DO NOT plan to ATTEND the meeting but wish to be represented by proxy or corporate representative: Complete parts B and C and sign part D and return this entire form by mail in the FreePost envelope supplied.

A

Admission card and instructions

Shareholder number

Number of voting securities

B

Appointment of proxy/corporate representative

Complete this part B if you do not plan to attend the meeting but you want to appoint a proxy, or if you are a body corporate and want to appoint a corporate representative. If you appoint a proxy or corporate representative, you must also complete part C below by ticking one box for each resolution.

The Chairman of the meeting, or any other director, is willing to act as proxy for any shareholder who wishes to appoint him or her for that purpose. To do this, enter "the Chairman" or the name of the director in the space allocated for the proxy's name. The Chairman and all of the other directors intend to vote in favour of resolutions 1-3 where these resolutions are marked as 'proxy discretion'.

I/we, being a shareholder/shareholders of Contact Energy Limited, appoint:

Name

of

Address

or failing him/her:

Name

of

Address

as my/our proxy/corporate representative to exercise my/our vote, in accordance with the direction in part C below, at the Annual Meeting of the shareholders of the company to be held on Friday 26 October 2007, and at any adjournment of that meeting.

C

Voting[1]

Complete this part C:

(i) at the meeting in order to cast your votes if a poll is called, or

(ii) if you have appointed a proxy or corporate representative under part B above.

You MUST mark a cross in one box for each resolution. If no box is marked, or more than one box is marked, in relation to a resolution, the vote on that resolution will be treated as 'abstain'.

	FOR	AGAINST	ABSTAIN[2]	PROXY DISCRETION[3]
1. To authorise the directors to fix the auditor's remuneration				
2. To re-elect Karen Moses as a director				
3. To re-elect Tim Saunders as a director				

[1] The resolutions are stated in brief. Refer to the notice of meeting for the full text of the resolutions and explanatory notes.

[2] If you mark the abstain box for a particular resolution, you are directing your proxy/corporate representative NOT to vote on that resolution and your vote will not be counted when calculating the total number of votes cast and the majority for that resolution.

[3] If you mark the proxy discretion box for a particular resolution, you are directing your proxy/corporate representative to decide how to vote on that resolution.

D

Signature

All shareholders completing this form MUST sign and date it where indicated. If there are more than two joint shareholders, please add additional signatures/dates as required.

Shareholder name

Shareholder number

Signature | Date

Signature | Date

Contact name (optional but preferred) | Daytime phone number (optional but preferred)

Notes

1. As a shareholder, you may attend the meeting and vote, or you may appoint a proxy to attend the meeting. If you are a body corporate, you may appoint a corporate representative to attend the meeting. A proxy/corporate representative need not be a shareholder of Contact.
2. If you are joint holders of shares, each of you must sign this form. If you are a company, this form must be signed on behalf of the company by a person acting under the company's express or implied authority.
3. If shares are held jointly, the appointment in part B (Appointment of proxy/corporate representative) and voting instructions in part C (Voting) are given on behalf of each joint holder.
4. For the appointment in part B (Appointment of proxy/corporate representative) to be valid, you must complete and produce this form to Contact, so that it is received at least 48 hours before the time for holding the meeting (i.e. by 10:30am on Wednesday 24 October 2007). You can produce this form to Contact by delivering, posting or faxing it to Contact, at:

   Post: Contact Energy Limited
   c/- Computershare Investor
   Services Limited
   Private Bag 92119
   Auckland 1142, New Zealand, or

   Fax: 09 488 8787, or

   Deliver: Level 2, 159 Hurstmere Road
   Takapuna, North Shore City.

   A FreePost envelope has been supplied for use within New Zealand. The correct postage will need to be added if the form is being posted from overseas.
5. If the Appointment of proxy/corporate representative has been signed under a power of attorney, a copy of the power of attorney (unless already deposited with Contact) and a signed certificate of non-revocation of the power of attorney must be produced to Contact with this form.
6. If the address to which this form was sent is incorrect, please contact Computershare Investor Services Limited. You can do this either by delivering, posting or faxing your new address to Computershare at the contact details set out in note 4 above or by emailing Computershare at enquiry@computershare.co.nz.


contact

25 September 2007

Dear Shareholder

The financial year to 30 June 2007 was a positive one for Contact Energy and our shareholders.

Many shareholders are already Contact customers, and I thank you for that commitment. The question I have for those of you who aren't yet customers of Contact is: **will you join us?** I encourage you to support your investment in Contact and make the change today – see our **shareholder offer** below.

During the 2007 financial year, Contact Energy:

- delivered an underlying profit of $231 million;
- announced a fully imputed final dividend of 17 cents per share, bringing the total fully imputed dividend for the year ended 30 June 2007 to 27 cents per share;
- achieved a Total Shareholder Return (TSR) of 30 per cent over the 2007 financial year, giving an average annual increase in TSR of 24 per cent over the last five years;
- initiated and progressed plans to invest up to $2 billion in new renewable energy projects;
- acquired the Rockgas LPG business, making Contact the only energy company able to supply electricity and gas products to customers New Zealand-wide;
- became the country's first energy retailer to enable New Zealanders to calculate and offset (from August 2007) their carbon footprint online.

We've also produced our first sustainability report, which summarises the company's financial, environmental and social performance over the 2007 financial year. The sustainability report is either enclosed for you or, if you have elected not to receive shareholder reports by post, is available online at www.contactenergy.co.nz/sustainabilityreport. Since the sustainability report was completed, Contact has also won the "emerging large business" category in the Sustainable Business Awards for the central region.

Shareholder offer

As a Contact shareholder you're an integral part of our business. We value your support and, if you are not already, we'd love to have you as a Contact Energy customer.

Whether it's electricity, natural gas or LPG, Contact can meet your energy needs at home and at work. If you want to pay your bill online or spread your payments over the year with Smoothpay, we can do that. If you want to make your home or business warmer, healthier and more energy efficient, we've got answers on that too.

And now we're making it even easier for you to choose Contact as your energy supplier, and support your investment in Contact, with this exclusive offer to Contact shareholders:

- all shareholders who are not current Contact customers and who switch to Contact for their electricity and/or natural gas and/or LPG by 30 November 2007 will go in a draw to **win one of two weekends for two at the prestigious Huka Lodge***
- if you're an existing Contact customer, you don't miss out either – all shareholders who are existing Contact customers today will **automatically** go into a separate draw to **win one of two weekends for two at Huka Lodge.*** Please note, if you're already a Contact customer and shareholder, you don't need to call us to be in the draw – you are in already.

All winners will also receive a guided tour of our operations at Wairakei geothermal centre, and view our expansion plans.

Switching to Contact is easy. Simply call our dedicated shareholder-customer line 0800 266 828 and we'll take care of the rest. Remember to tell us you're a Contact shareholder so we can make sure you're entered in the draw!

Thank you for your support.

Yours sincerely

David Baldwin
CHIEF EXECUTIVE

Share top-up plan
Contact shareholders owning fewer than 5,000 shares can join Contact's **share top-up plan** and use regular dividend payments to acquire more shares in Contact (you can find more details at www.contactenergy.co.nz/ sharetopupplan). If you would like to join this plan, please email enquiry@computershare.co.nz.

* See overleaf for terms and conditions

Encl: – Final dividend payment advice/cheque
– Sustainability Report (unless you have previously chosen not to receive hard copies of shareholder reports)
– Notice of Annual Meeting
– Voting/proxy form
– Financial assistance and substantial security holder disclosures
– Receiving shareholder communications form

Terms and conditions

- The prize is a weekend for two at Huka Lodge (including two nights' accommodation, all food, beverages and transfers) up to a value of $7,000, plus return airfares from anywhere in New Zealand to Taupo and a visit to the Contact geothermal centre at Wairakei.
- The prize must be redeemed before 1 January 2009.
- The first draw is available to all Contact Energy shareholders who are not current Contact Energy electricity or gas customers and who switch to Contact by 5pm on 30 November 2007. Two winners will be drawn.
- The second draw is available to all Contact Energy shareholders who are existing Contact customers as at 25 September 2007. Two winners will be drawn.
- The winners will be drawn at Contact's head office (29 Brandon Street, Wellington) on Tuesday 4 December and notified by mail.

Receiving shareholder communications


CONTACT

Dear Shareholder

From this year we will no longer automatically be mailing to you hard copies of annual or half year reports. However, we want to make sure that we are sending you the level of information you would like to receive. Please complete the form below if:

- you only want to receive copies of those shareholder communications that Contact must post to you, or
- you would like to receive posted copies of Contact's annual and half year reports.

This year, for the first time, we have prepared a sustainability report, which is included in this pack (unless you have previously elected not to receive hard copies of shareholder communications from us). It is also available at www.contactenergy.co.nz/sustainabilityreport. Because we have prepared a sustainability report, the Board has not prepared a concise annual report for the year ended 30 June 2007.

Contact's annual report for the year ended 30 June 2007 is now available on our website, and Contact's half year report for the six months ended 31 December 2007 will be available on our website around March 2008. You can obtain copies of these reports at www.contactenergy.co.nz/annualreports.

We will send you, free of charge, a hard copy of this year's annual report and the next half year report prepared under the NZSX Listing Rules if requested within 15 working days of receiving this form.

Many shareholders have already chosen to only receive copies of those shareholder communications that Contact must post to you (for example, notices of meeting, voting/proxy forms, dividend statements, financial assistance and substantial security holder disclosures, and annual report election notices) and no others. This option is still available to you. Of course, all of our other shareholder communications will be available on our website, so you can view them at any time. If you have already elected to not receive posted copies of shareholder communications, you do not need to do anything.

Because we are now required to notify all shareholders that our annual report is available on our website, we will no longer send an email link to our website to those shareholders who previously elected to receive shareholder communications in that manner. We have assumed that those shareholders prefer to view our communications online rather than receiving hard copies, and if that is the case, you do not need to do anything.

To only receive copies of those shareholder communications that Contact must post to you, or to receive posted copies of Contact's annual and half year reports, please complete this form by putting a cross in one of the boxes below, and return the entire form in the FreePost envelope provided or fax to (09) 488 8787. If you have any questions about changing how you receive shareholder communications, please contact Computershare Investor Services Limited on (09) 488 8777.

Contact's substantial security holder and financial assistance disclosures are enclosed separately in this pack.

Complete this section

(Please complete this form by putting a cross in your preferred box)

☐ 1. Limited posted communications only

I/we elect to only receive those shareholder communications that Contact must send me in hard copy each year (for example, notices of meeting, voting/proxy forms, dividend statements, financial assistance and substantial security holder disclosures, and annual report election notices).

☐ 2. Receiving hard copy of annual and half year reports

I/we request to receive printed copies of Contact's annual and half year reports each year.

Office use only

Shareholder name

Shareholder number

Please return this form in the FreePost envelope enclosed or fax to (09) 488 8787.


contact

Financial assistance disclosure

Under the Companies Act 1993, Contact is required to make the following disclosures to all shareholders.

Share top up plan

Contact's Share Top Up Plan ("Plan") was established in late 2003 to provide shareholders with 5,000 or fewer shares the opportunity to acquire additional shares funded by their regular dividend payments. Participation in the Plan is available to all shareholders who are resident in New Zealand or Australia, who hold 5,000 or fewer shares and who are not directors or associated persons of directors of Contact. The shares required for the Plan are purchased on behalf of the participating shareholders by ABN AMRO Craigs. No transaction fee is charged to those shareholders that elect to participate. Further information about the plan is available on our website, www.contactenergy.co.nz.

As at 30 June 2007 there were approximately 38,400 shareholders participating in the Plan. The following table provides details of the Share Top Up Plan share acquisitions that took place during the financial year ended 30 June 2007:

Dividend payment date	Number of shares acquired under the Plan	Share price
21 September 2006	873,409	$6.7871
23 March 2007	402,874	$9.0482

Since establishment of the Plan, Contact has provided financial assistance to those shareholders who have elected to participate by paying the Plan's establishment and administration costs. During the financial year ended 30 June 2007, Contact paid Computershare associated administration costs of approximately $29,000 (excluding GST).

Contact continues to provide financial assistance to those shareholders who elect to participate in the Plan by paying the Plan's ongoing administration costs. The exact amount of the administration costs for future years cannot be quantified in advance, but Contact estimates that they will be approximately $35,000 to $45,000 (excluding GST) per annum. The exact number of shareholders participating in the Plan for future years, the number of shares to be acquired and the price or prices to be paid for shares acquired also cannot be quantified in advance. The total amount of the administration costs, level of participation, price and number of shares will continue to be disclosed in or together with each subsequent financial assistance disclosure.

On 27 August 2007, Contact's Board resolved to continue to provide financial assistance to those shareholders participating in the Plan in connection with the ongoing costs associated with administration of the Plan. The Board resolved that:

- Contact should continue to provide such financial assistance
- the giving of such financial assistance is in the best interests of Contact and is of benefit to those shareholders not receiving the assistance
- the terms and conditions under which such financial assistance is to be given are fair and reasonable to Contact and those shareholders not receiving the assistance
- immediately after giving the assistance, Contact will be able to pay its debts as they become due in the normal course of business, and the value of Contact's assets will be greater than the value of its liabilities including contingent liabilities.

The reasons underlying the directors' conclusions in the above resolutions are that:

- giving the assistance is de minimis in comparison to the benefits arising under the Plan
- the Plan does not dilute any existing shareholdings as new shares are not issued
- the Plan results in greater liquidity in the market for the shares, providing a more liquid market for non participants wishing to sell their shares
- the Plan provides an opportunity for small shareholders to increase their stake cost-effectively and, accordingly, reduce the number of small dividend cheques with their associated processing costs.

Directors' Share Scheme

At Contact's 2004 Annual Meeting, shareholders approved the provision of financial assistance by Contact for the purposes of a directors' restricted share scheme (Directors' Share Scheme) to improve the alignment of directors' and owners' interests. Instead of receiving all of their pre-tax base directors' fees in cash, those directors participating in the Directors' Share Scheme receive one third of that amount by way of restricted Contact shares.

The qualifying directors participating in the Directors' Share Scheme during the financial year commencing 1 July 2006 and ending 30 June 2007 were Phillip Pryke, Bruce Beeren, John Milne and Tim Saunders.

Contact provides ongoing financial assistance in connection with the acquisition of Contact shares under the Directors' Share Scheme. The financial assistance takes the following form:

- Payment to the trustee of the Directors' Share Scheme (currently New Zealand Permanent Trustees Limited) of one third of the pre-tax base remuneration of those directors participating in the Directors' Share Scheme for the purposes of the trustee acquiring Contact shares on-market for the benefit of the director or the director's share receiving entity. The directors or director entities currently participating in the Directors' Share Scheme and therefore receiving the financial assistance are Pryke Pty Limited in respect of Phillip Pryke, Bruce Beeren, the trustees of the John Milne Trust and the trustees of the Maureen Milne Trust in respect of John Milne, and the trustees of the TEC Saunders Family Trust in respect of Tim Saunders. Details of the number of shares acquired under the Directors' Share Scheme during the financial year ended 30 June 2007 and the consideration paid are set out on page 24 of Contact's 2007 Annual Report, which is available at www.contactenergy.co.nz/annualreports. If any existing or new director (or director entity) joins the Directors' Share Scheme during the next 12 months, the financial assistance will be provided to him/her in the same manner.
- Payment of the ongoing operating costs of the trust. The operating costs incurred during the financial year were approximately $9,500 (excluding GST) (trustee and brokerage fees). Although the exact amount of ongoing operating costs cannot be quantified in advance, Contact estimates that such costs will be approximately $10,500 (excluding GST) per annum. These costs will be disclosed in or together with each subsequent financial assistance disclosure.

On 27 August 2007 the Contact Board resolved to continue to provide the financial assistance. The Board resolved that:

- giving the assistance is in the best interests of Contact and is of benefit to those shareholders not receiving the assistance
- the terms and conditions under which the assistance is to be given are fair and reasonable to Contact and to those shareholders not receiving the assistance
- immediately after giving the assistance, Contact will be able to pay its debts as they become due in the normal course of business and the value of Contact's assets will be greater than the value of its liabilities including contingent liabilities.

The reasons underlying the directors' conclusions in the above resolutions are that:

- giving the assistance is in the best interests of Contact and is of benefit to those shareholders not receiving the assistance, because it incentivises the participating directors to help ensure that Contact performs for the benefit of all its shareholders
- the terms and conditions are fair and reasonable to Contact and to those shareholders not receiving the assistance because the costs of the Directors' Share Scheme are relatively small and are outweighed by the benefit of alignment of interests that will be achieved. In addition, the shares will be purchased on-market and therefore no dilution of existing shareholder interests will arise, the purchase is unlikely to have any impact on the share price, and any signalling effect from the purchase is likely to be minimal
- at the time of establishment of the Directors' Share Scheme, Contact obtained an independent appraisal report from KPMG (prior to KPMG's appointment as Contact's auditors), which concluded that the financial assistance was fair to shareholders not receiving the assistance, and since receiving that report, circumstances have not changed in any way that would materially impact on the conclusions reached.

Long term incentive schemes for senior executives

New LTI Scheme

For the year ended 30 June 2007, Contact implemented a new employee long term incentive scheme (LTI Scheme). The LTI Scheme comprises a Restricted Share Plan and a Share Option Plan. See pages 30–32 of Contact's annual report, available at www.contactenergy.co.nz/annualreports, for further details.

Under the Restricted Share Plan, Contact issues restricted ordinary shares to a trustee (currently New Zealand Permanent Trustees Limited), who holds the shares on trust for the participants. If the relevant hurdles are met at the end of the measurement periods, some or all of the shares will "vest" in the participant in accordance with the Restricted Share Plan rules. The qualifying participants in the LTI Scheme as at 30 June 2007 were David Baldwin, Simon Coates, Jason Delamore, Kim Josling, Liz Kelly, Ross O'Neill, Bruce Parkes, David Thomas, Mark Trigg and John Woods. Due to his resignation, on 7 September 2007, Simon Coates gave up his entitlements to restricted ordinary shares. Pursuant to the Restricted Share Plan rules, beneficial ownership of those shares was transferred to the trustee for allocation to a participant at a future date.

The consideration for which the shares are issued is the "allocation price", which for restricted shares issued in the year ended 30 June 2007 was the weighted average market price of ordinary Contact shares traded on the NZSX over the 20 business days prior to the effective grant date. Payment by each participant of the allocation price is to be funded by way of an interest free loan from the company. Those loans must be repaid by the participating employee upon receipt of an equivalent bonus from the company to the participant if and when the shares vest in the participant.

The first issue and allocation of 76,975 restricted ordinary shares to participants occurred on 21 June 2007. These shares were initially unpaid; however, payment of the Allocation Price and the interest free loans from the company will be made 10 business days after this financial assistance disclosure notice is sent to shareholders. In addition, further restricted ordinary share issues are expected to take place in the next 12 months.

Accordingly, within the next 12 months, Contact will provide financial assistance in connection with the LTI Scheme. The financial assistance will take the following form:

- Interest free loans to the participants and, to the extent necessary, the trustee, of the LTI Scheme to enable them to acquire shares under the Restricted Share Plan. The total amount of the loans authorised by the Board in respect of the 21 June 2007 share issue is $568,811.17. We are unable to determine the precise amount of any additional loans for further share issues within the next 12 months as it is dependent upon, among other things, the level of employee participation, the number of shares to be allocated and the market price of the shares preceding the date on which such shares are allocated or deemed allocated. However, the total amount of the loans and numbers of restricted ordinary shares issued will be disclosed in or together with each subsequent financial assistance disclosure. If any existing or new employee joins the LTI Scheme during the next 12 months, the financial assistance will be provided to him/her in the same manner.
- Payment of the establishment and operating costs of the LTI Scheme. The costs of establishing the trust are approximately $15,300 (trustee fees and trustee legal fees), and it is estimated that the costs of operating the LTI Scheme will be approximately $20,000 per annum. The actual costs incurred will be disclosed in each subsequent financial assistance disclosure.

On 29 May 2007, Contact's Board resolved to provide financial assistance to employees participating in the Restricted Share Plan and the trustee, and for the establishment and operating costs of the LTI Scheme. The Board resolved that:

- giving the financial assistance is in the best interests of the company and is of benefit to those shareholders not receiving the financial assistance
- the terms and conditions under which the financial assistance is to be given are fair and reasonable to the company and to those shareholders not receiving the financial assistance
- immediately after giving the financial assistance, the company will satisfy the solvency test as defined in sections 4 and 77 of the Companies Act 1993
- the company send to each shareholder of the company a disclosure document complying with section 79 of the Companies Act 1993 before providing the financial assistance.

The reasons underlying the directors' conclusions in the above resolutions are:

- giving the assistance is in the best interests of the company and is of benefit to those shareholders not receiving the financial assistance, because it increases the alignment of participating employees and shareholders, and rewards participating employees for the creation of shareholder wealth, and, therefore, creates incentives for the participating employees to strive to ensure that the company performs for the benefit of all its shareholders
- the terms and conditions are fair and reasonable to Contact and to those shareholders not receiving the assistance because the costs of providing the financial assistance are relatively small and are outweighed by the benefit of the alignment of interests that is achieved under the Restricted Share Plan
- schemes of this kind are considered to be normal practice in New Zealand, with many organisations providing incentive schemes to their key employees. Such schemes are recognised as appropriate practices in ensuring key talent retention in the New Zealand market.

Existing LTI Scheme

The LTI Scheme that applied up to 1 July 2006 (the Existing LTI Scheme) was established in August 2004 to increase the alignment between participants in the Existing LTI Scheme and shareholders, and to reward participants for creation of shareholder wealth. The qualifying existing and former senior executives who were participants in the Existing LTI Scheme as at 30 June 2007 were John Bole, Stephen Cross, Ross O'Neill and David Thomas.

The first two measurement periods ended on 30 June 2007. Following this, shares were purchased on-market for the benefit of the participants. Details of the numbers of shares purchased and the consideration paid for those shares are set out on page 29 of Contact's 2007 Annual Report, which is available on the company's website at www.contactenergy.co.nz/annualreports. Total brokerage costs in respect of the share purchases were approximately $1,200. The third measurement period ends on 30 June 2008, and accordingly, if the relevant performance hurdles are met for those measurement periods, up to 10,238 shares will be purchased on-market and vest with the participants after that date. There will also be a six-monthly reassessment of performance in relation to hurdles that were not met in the first two measurement periods. Therefore, if those hurdles are met in the performance reassessments, up to 12,305 shares may be purchased on-market and vest with the participants after that date.

Therefore, within the next 12 months, Contact may, if the performance hurdles are met, provide financial assistance in connection with the acquisition of Contact shares under the Existing LTI Scheme. The financial assistance will take the following form:

- The purchase of up to the above number of shares on-market for the benefit of each participant. The exact number of shares or price or prices to be paid for shares acquired cannot be quantified in advance as it depends on whether the hurdles are met and the share price at the date of purchase (if any). However, the total amount of the price and number of shares purchased will be disclosed in or together with each subsequent financial assistance disclosure.
- Payment of the ongoing operating costs of the Existing LTI Scheme, including brokerage costs. Although the exact amount of operating costs cannot be quantified in advance, it is estimated that such costs will be approximately $1,000 to $2,000 (excluding GST) per annum. These costs will be disclosed in or together with each subsequent financial assistance disclosure.

On 27 August 2007 Contact's Board resolved to provide the financial assistance to those executives participating in the Existing LTI Scheme (subject to satisfaction of the relevant performance hurdles) and for the Existing LTI Scheme's ongoing operating costs. The Board resolved that:

- giving the financial assistance is in the best interests of Contact and is of benefit to those shareholders not receiving the assistance
- the terms and conditions under which such financial assistance is to be given are fair and reasonable to Contact and those shareholders not receiving the assistance
- immediately after giving the assistance, Contact will be able to pay its debts as they become due in the normal course of business and the value of Contact's assets will be greater than the value of its liabilities including contingent liabilities.

The reasons underlying the directors' conclusions in the above resolutions are that:

- giving the assistance is in the best interests of Contact, and is of benefit to those shareholders not receiving the financial assistance, because it increases the alignment of participants and shareholders and rewards participants for the creation of shareholder wealth, and therefore incentivises the participating executives to help ensure that Contact performs for the benefit of all its shareholders
- the terms and conditions are fair and reasonable to Contact and to those shareholders not receiving the financial assistance because the costs of the Existing LTI Scheme are relatively small and are outweighed by the benefit of alignment of interests that is achieved. In addition, the shares will be purchased on-market and therefore no dilution of existing shareholder interests will arise, the purchase is unlikely to have any impact on the share price and any signalling effect from the purchase is likely to be minimal
- schemes of this kind are considered to be normal practice in New Zealand, with many organisations providing incentive schemes to their senior executive staff. Such schemes are recognised as appropriate practices in ensuring key talent retention in the New Zealand market.

Substantial security holders disclosure

As at 1 August 2007, the following persons had notified the company in accordance with the Securities Markets Act 1988 that they were currently substantial security holders in the company.

Substantial security holder	Nature of relevant interest	Number of voting securities
Origin Energy New Zealand Limited and its related bodies corporate (including Origin Energy Limited and Origin Energy Vic Holdings Limited)	Shareholder	296,153,144 ordinary shares

The total number of shares of Contact as at 1 August 2007 was 576,710,957, consisting of 576,633,982 ordinary shares, and 76,975 restricted ordinary shares issued on 21 June 2007 pursuant to Contact's employee long term incentive scheme for senior executives (these shares are not tradeable and are not listed or quoted on the NZSX). All of these shares are voting securities, except the trustee holding the restricted ordinary shares on behalf of the participants has waived all voting rights and rights to dividends in relation to those shares.




ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	ORIGIN ENERGY LIMITED
Fax number	0292521566
From	ASX Limited – Company Announcements Office
Date	20-Sep-2007
Time	15:10:34
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Contact Energy 90 Percent Renewables Achievable



To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	20 September 2007
From	Bill Hundy	Pages	2
Subject	CONTACT ENERGY - 90 PERCENT RENEWABLES ACHIEVABLE		

Attached herewith is a copy of an announcement released today to the New Zealand Stock Exchange by Contact Energy Limited.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5467 · bill.hundy@originenergy.com.au


contact

20 September 2007

90 percent renewables ambitious but achievable – Contact Energy Limited

Contact Energy today said the Government's target of 90 per cent of electricity coming from renewable sources by 2025 was ambitious but possible, and the announcement of an emissions trading scheme was an important step towards achieving it.

Contact Chief Executive, David Baldwin, said today's announcements were significant in that all greenhouse gases and all sectors will eventually come under the emissions trading scheme.

"Contact has advocated that carbon must be priced across the economy and through a market-based mechanism, rather than through taxes levied on some sectors but not others. Today's announcement takes a whole of economy approach to the pricing of greenhouse gas emissions and, as a result, has the best chance of delivering emissions reductions."

Mr Baldwin said there was still detail to be clarified around the establishment and operation of the emissions trading market, but he supported the announcement that there would be no free credits given to any part of the electricity generation sector.

"Ensuring there are no free credits for electricity generators will ensure New Zealand retains a competitive and fair electricity market and that all companies are equally incentivised to reduce greenhouse gas emissions."

Mr Baldwin said targeting 90 per cent of New Zealand's electricity from renewables by 2025 was an ambitious target, but that climate change warranted bold action. Mr Baldwin said Contact's $2 billion renewable investment programme would be important in helping to meet this goal.

"If the 90 per cent target is to be met, there will need to be very clear direction and support from government on the consenting of renewable projects. Strong investment in the national electricity transmission grid will also be required," he said.

"We will only reach the 90 per cent target if renewable projects can be efficiently consented under the Resource Management Act and we are hopeful that this issue will be addressed in the Government's final Energy Strategy which is expected before the end of the year."

Mr Baldwin said he hoped the emissions trading scheme would be durable and supported across parliament. He said Contact would continue to work with government as the trading scheme was developed and implemented.

For more information:
Jonathan Hill
04 462 1285
021 440 090

CONTACT ENERGY LIMITED | PO Box 10742 Wellington New Zealand | Level 1 Harbour City Tower 29 Brandon Street Wellington | Phone 64-4 499 4001 Fax 64-4 499 4003



To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	20 September 2007
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	14,400
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$4.146826
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	19 September 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	872,362,856	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	13,383,800	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 20 September 2007
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.



AUSTRALIAN SECURITIES EXCHANGE

Facsimile

To	Company Secretary
Company	ORIGIN ENERGY LIMITED
Fax number	0292521566
From	ASX Limited – Company Announcements Office
Date	17-Sep-2007
Time	17:25:54
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Otway Exports First Gas

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.



To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	17 September 2007
From	Bill Hundy	Pages	
Subject	**WOODSIDE PETROLEUM - OTWAY GAS PROJECT**		

Please find attached a release from Woodside Petroleum as operator of the Otway Gas Project, announcing the commencement of gas export from the Project.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

ASX ANNOUNCEMENT



Woodside Petroleum Ltd.
ACN 004 898 962
240 St Georges Terrace
Perth WA 6000
Australia

www.woodside.com.au

Monday, 17 September 2007

OTWAY EXPORTS FIRST GAS

The Woodside-operated Otway Gas plant near Port Campbell, Victoria has started gas export.

The commissioning and start-up of the plant has been completed and gas production is expected to increase in the coming weeks. Woodside will then sequentially start production and export of condensate and liquefied petroleum gas.

Joint venture participants are Woodside (51.55% and Operator), Origin Energy Resources (30.75%), Benaris International Pty Ltd (12.7%) and CalEnergy Gas (Australia) Limited (5%).

Contacts:

MEDIA

Tony Johnson
W: + 61 8 9348 5034
M: + 61 417 916 638
E: tony.johnson@woodside.com.au

INVESTORS

Mike Lynn
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au


ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	ORIGIN ENERGY LIMITED
Fax number	0292521566
From	ASX Limited – Company Announcements Office
Date	13-Sep-2007
Time	15:53:29
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Contact Energy Goldman Sachs Investor Conference Sept 2007



If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.



To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	13 September 2007
From	Bill Hundy	Pages	27
Subject	CONTACT ENERGY - GOLDMAN SACHS INVESTOR CONFERENCE - LONDON - SEPTEMBER 2007		

Attached herewith is a copy of a presentation released today to the New Zealand Stock Exchange by Contact Energy Limited.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au


New Zealand's leading integrated energy company
Goldman Sachs Investor Conference
London
September 2007
CONTACT

Disclaimer

This presentation may contain projections or forward looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties.

Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks.

Although management may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realised.

Furthermore, while all reasonable care has been taken in compiling this presentation, Contact accepts no responsibility for any errors or omissions.


CONTACT

Snapshot of Contact Energy

- 634,000 customers (electricity, gas, LPG).
- 28% of NZ's generation from 10 power stations
  - 51% natural gas
  - 34% hydro
  - 15% geothermal
- 27% share of the electricity retail market
- 32% of the gas retail market
- 50% of the LPG market

Contact Energy national overview

Contact can supply electricity and gas products across the country. Contact has reticulated natural gas customers across much of the North Island, reticulated LPG customers in Christchurch, Queenstown and Wanaka and can supply bottled LPG to customers nationwide.



Otahuhu B
Otahuhu A
Auckland Sales Team
Te Rapa
New Plymouth
Ohaaki
Levin Call Centre
Wairakei
Taranaki
Poihipi Road
Lower Hutt Retail Services Centre
Wellington
Contact Head Office
Queenstown
Christchurch
Clyde, Clutha River
Roxburgh, Clutha River
Dunedin Call Centre



CONTACT

The sector is dominated by integrated generator / retailers

- A high level of integration between generation and retail customer bases
- Three of Contact's competitors are state owned
- Contact is the only generator/retailer with access to LPG as well as natural gas

	Meridian Energy	Mighty River Power	Genesis Energy	Contact Energy	TrustPower
Generation	2,539MW (hydro, wind)	1,297MW (hydro, gas, geothermal)	1,991 MW (coal, hydro, gas, wind)	2,125MW (hydro, gas, geothermal)	495MW (hydro, wind)
Customers	Elec cust 190,000	Elec cust 344,000 Gas cust 27,000	Elec cust 580,000 Gas cust 130,000	Elec cust 511,000 Gas cust 76,000 LPG cust. 30,000	Elec cust 219,000

Government owned

Rio Tinto supply
TWh p.a. (mean year)
Contact
Meridian
Genesis
TrustPower
Generation
Retail
Percent Hedged
Generation TWh p.a. (mean year)
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
Coal
Gas/Cogen
Geothermal
Wind
Hydro
Contact
Meridian
Genesis
Mighty River Power
TrustPower


CONTACT

Strategic themes

Renewable energy growth programme

- Renewable energy investment programme announced - $2billion over 5-7 years in wind and geothermal

A price on carbon

- Government set to announce a cap and trade market for carbon coupled with strong emphasis on renewable energy

Retail price

- Retail prices will need to rise to cover cost of carbon and to meet LRMC of renewable generation

Geothermal

- Geothermal energy of strategic significance to country's energy strategy

Rising gas prices

- Gas prices increasing with need to contract for more supplies by 2010

Retail market

- Retail market share of increased importance


CONTACT

Financial Results Summary

	12 Months Ended 30 June 2007 $million	12 Months Ended 30 June 2006 $million	Variance $million	%
Operating Revenue	$1,998.0	$2,330.1	($332.2)	-14%
Operating Costs	($1,454.3)	($1,773.1)	$318.8	-18%
EBITDAF	**$543.7**	**$557.0**	**($13.4)**	**-2%**
Depreciation	($139.2)	($133.2)	($6.0)	4%
Change in Fair Value of Financial Instruments	$23.2	$8.7	$14.5	167%
Equity Accounted Earnings/(Loss) of Associate	$0.7	$4.4	($3.7)	-84%
Gain on Disposal of Subsidiaries	-	$33.4	($33.4)	
EBIT	**$428.4**	**$470.3**	**($41.9)**	**-9%**
Net Interest Expense	($62.7)	($67.6)	$4.9	-7%
Profit before Income Tax	**$365.7**	**$402.7**	**($37.0)**	**-9%**
Income Tax Expense	($119.0)	($121.8)	$2.8	18%
Change in Corporate Income Tax Rate	($7.1)	-	($7.1)	
Profit for the Period	**$239.6**	**$280.9**	**($41.3)**	**-15%**
Adjusted Profit for the period	**$231.2**	**$241.6**	**($10.4)**	**-4%**
Adjusted Earnings per share	**40.09**	**41.91**		
Effective tax rate	32.5%	30.0%		


CONTACT

Key drivers of profit for the period ended 30 June 2007

- On an adjusted basis, profit at $231.2m was down by 4% while EBITDAF was 2% lower than in the 2006 financial year
- In the 2007 financial year, wholesale electricity revenue reduced by 40% with an average wholesale price of $53.70/MWh compared with $92.80/MWh in the 2006 financial year
- Contact also faced
  - a 20% increase in the unit cost of gas – equivalent to $40.2m on a volume adjusted basis; and
  - a 6.7% increase in electricity transmission and distribution costs - $27.6m
- Generation volumes were 4% lower than in the 2006 financial year - due to the differences in hydro conditions between the periods, there was increased hydro generation which offset a 19% reduction in thermal generation
- There was a stronger contribution from the retail electricity business:
  - electricity purchase costs reduced by 41%
  - retail sales volumes increased by 2.7% while the average retail sales price increased 5.6% per kWh


CONTACT

Operating Expenses (excluding retail electricity purchase costs)


Operating Expenses
$million
1200.0
1000.0
800.0
600.0
400.0
200.0
0.0
$994.3m
$998.2m
229.0
354.5
410.8
21.7
212.8
325.3
438.4
2005/6
2006/7
Financial Year
Rockgas expenses
Other (excluding Rockgas)
Gas purchases and transmission
Electricity transmission and distribution

- Electricity transmission and distribution expenses increased by 6.7% to $438.4m
- While total gas purchases and transmission reduced by 8%, the average cost per GJ increased by about 20%
- Rockgas' contribution to total expenses was $21.7m for the 2 months since Contact took ownership
- Labour and other operating expenses reduced by about 7% between the periods. Some of this is due to the fact that the previous period included approx. $8.7m of costs associated with the proposed merger with Origin. The remainder of the reduction is due to focus on reducing cost to serve and general corporate overhead


CONTACT

Short term outlook

- Prices on energyhedge which range between approx.$50/MWh and $70/MWh over the next few years
- There is expected to be excess gas available at least for the period to 2010 and possibly beyond that once Kupe is on stream

Energy Hedge Closing Price ($/MWh) - 24 August 2007

$/MWh

0 10 20 30 40 50 60 70 80

2007-M09 2007-Q04 2008-Q01 2008-Q02 2008-Q03 2008-Q04 2009-Q01 2009-Q02 2009-Q03 2009-Q04 2010-Q01 2010-Q02 2010-Q03

Period

CLOSING_PRICE ($/MWh)

NZ Gas Supply/Demand Potential - PUBLIC DATA JUN 2007

PJ / annum

0 50 100 150 200 250

2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015

Calendar Year

Karewa - Estimate
Turangi - Estimate
Kupe - Estimate
Pohokura
Maui - LT ROFR P50
Maui - LT ROFR P85
Maui
Mangahewa
Kapuni
McKee
TAW
Rimu/Kauri
Minor Fields
Base Demand


CONTACT

The NZ Energy Strategy is focussed on lowering emissions

- Generation emissions in 2005 were around 11% New Zealand's total emissions – different than most developed countries
- Contact's emissions are projected to fall due to the introduction of new renewable generation from the beginning of the next decade
- Genesis Energy has announced the 1000MW Huntly coal fired plant will be moved into a reserve role over the next decade


National Greenhouse Gas Emissions by Source
Tonnes of Emissions
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
2001
2002
2003
2004
2005
Thermal Electricity
Domestic Transport
Industrial Processes
Other Transformation
Other Sectors
Agriculture
Industry
Fugitive


Contact's Generation and Emissions Levels
Generation (GWh)
14,000
12,000
10,000
8,000
6,000
4,000
2,000
Emissions (T/GWh)
300
250
200
150
100
50
0
GWh
t/MWh
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011


Contact Emissions by Plant
Tonnes CO2
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
Wairakei
Poihipi
Ohaaki
Te Rapa
New Plymouth
Otahuhu B
TCC

Carbon policy

- It seems increasing likely that a cap and trade regime will be introduced into New Zealand with Government proposals expected to be released shortly
- Contact anticipates that this will be introduced from 2009 with the effect being reflected in prices in steps to 2012
- At a carbon price of NZ$20/tonne, wholesale prices are expected to increase by ~$7/MWh (10% real) and retail prices by ~4% real



We're all part of
the problem.
We can all be part
of the solution.
CONTACT

CONTACT

New firm peak capacity will be required by around 2012/13


Supply vs Demand:Firm peak capacity (MW)
GWh or MW
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
-
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
Exist Hydro
Exist Geothermal
Certain Hydro
Certain Geothermal
EC demand forecast 90th percentile
Exist Thermal
Exist Wind
Certain Thermal
Certain Wind
EC demand forecast expected

- Chart shows current and committed generation against growth in peak demand
- Since wind does not contribute significantly to firm capacity the market requires other capacity to meet that requirement


CONTACT

Energy policy and market considerations

- Substantial new capacity will be needed by 2012/13 to meet peak demand growth
- The volatily of wind means it can provide a limited contribution to firm capacity
- Hydro development lead times are too long to provide any new capacity in the short to medium term
- Geothermal and gas fired generation are the only firm fuel types that can be developed by 2012/13, when Contact estimates new capacity will be required
- New geothermal plants are also the lowest cost source of incremental generation and have the benefit of operating base load but can take some time to consent
- To ensure new geothermal capacity is built by 2012/13 the Government should exercise its call in powers under the Resource Management Act
- The Minister of Energy has made positive statements about the greater use of call in and Contact believes its two geothermal plants are appropriate candidates for call in
- Contact's Otahuhu C combined cycle gas plant option remains on hold reflecting a view that Government policy will support the timely development of renewables


CONTACT

Electricity demand and retail prices

- Electricity demand has been growing at ~ 2% p.a. over the last 10 years, with the majority of that growth coming from commercial demand
- Residential demand growing despite price increases which have averaged 4.5% p.a. over the last 10 years
- The effects of energy efficiency are difficult to predict although the prevailing view is that domestic consumers will reallocate savings into alternative forms of consumption
- New Zealand retail prices has been historically low and despite regular increases in the last few years remain in the bottom half of OECD countries.



Electricity Consumption (TWh)
Commercial
Industrial
Residential
2.5
6.0
7.4
8.0
16.2
12.7



Residential Demand Growth v Price Growth
Res Price Growth
Res GWh Growth

Source: Energy Data file, Sept 2006



CONTACT

Drivers of the long-run price path

- Over the longer term it is assumed that prices will tend towards the LRMC of the next most efficient plant
- At a carbon pricing of $20/ tonne, CCGTs and wind appear to be equivalently priced, in the $80 - $95/MWh range
- A $20/Tonne carbon charge would increase wholesale prices by around 10% or $7/MWh
- If LNG gas prices of $10 GJ are factored in then wind becomes clearly a better strategic bet for New Zealand
- Geothermal is economic with projects between $45-$65/MWh
- New Zealand's prices are not high by international standards


Norway
France
New Zealand
USA
Greece
Switzerland
Germany
Spain
Hungary
Denmark
Turkey
Japan
Italy
0
5
10
20
25
30
Norway
USA
Mexico
Australia
Turkey
Hungary
Spain
UK
Austria
Portugal
Italy
Japan
Germany
Denmark
10
Residential price (c/kWh)

Source: Ministry of Economic Development, Energy Data File (2005 Data)


CONTACT

Gas supply over the long term is influenced by decisions on generation options

- Over the long term the value of access to fuel will be significant given the relative scarcity of developed gas reserves in New Zealand
- It seems likely that gas can be secured at least to 2015
- Key issue remains dealing with inflexibility. Possible strategies include:
  - Reservoir options (natural and mechanical storage)
  - Access to gas reserves
  - Gas-to-liquids options



Gas Take
PJs Taken
0
10
20
30
40
50
60
70
80
2007/08
2008/09
2009/10
2010/11
2011/12
2012/13
Shell GSA2
Turangi
OMV (Pohokura)
ROFR P85
Maui
Base Demand



CONTACT

Fuel outlook

- This illustrates sources and expected average cost of Contact's gas based on mean hydro generation over the period to 2010/11
- In the 2007/8 financial year total average gas costs are expected to rise a further 20% (approx) as Contact increases its gas take from the Pohokura field with the commencement of purchases from Shell
- During the period an additional 60PJ was confirmed as P85 Maui ROFR; however there has been no significant change to New Zealand's aggregate supply position
- Contact continues to work on options for augmenting supply for the period post 2010, and on developing an LNG backstop


Gas sources (%) and average cost
Percent of Gas Supplied
100%
80%
60%
40%
20%
0%
Average Gas Cost Incl Tx ($/GJ)
10.0
8.0
6.0
4.0
2.0
0.0
2006/07
2007/08
2008/09
2009/10
2010/11
Maui 367
Maui ROFR
Pohokura
Others


CONTACT

Contact has an LNG back up plan

- Consents for an LNG importation plant – Gasbridge - are being sought in New Plymouth
- The plant is a joint venture with Genesis Energy


Gasbridge

- No decision has been made on LNG. Contact's strategy is to develop renewables so as to avoid the need for LNG. Consenting the site is therefore an insurance policy should renewables and domestic gas finds not be sufficient to ensure security of supply


CONTACT

Contact's future environment and opportunities...






CONTACT

Progress on geothermal development

- Consents have now been granted which enable operation of the existing plant at Wairakei until 2026
- This will enable operation at Poihipi to increase from 30MW to 55MW during the remainder of this calendar year
- Application for additional consents required to enable the replacement of Wairakei with a new plant (Te Mihi) has been lodged
- Tender documents have been issued with the plant expected to be available by 2011 (provided the consents are granted by June 2008)
- Design and development are underway for the Tauhara project with consent applications expected to be lodged in mid 2008 and the plant expected to be on line during 2012


CONTACT

Te Mihi Area
Resistivity Boundary Zone of Geothermal Area
Wairakei Power Station
Poihipi Power Station

Production History & Projections

WRK at maximum production under existing consents
First Te Mihi well spudded April 05
First production from Te Mihi wells Dec 05

GWh
0
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000
4,500
5,000

2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022

Existing Capacity
Net Te Mihi
Tauhara at 200MW
Mokai at 40MW
Budget 07
Decline

Progress on Contact's wind and hydro options

Wind

- Contact now controls four wind generation sites with a total capacity of in the range of 700 – 950MW
- All sites have been extensively monitored and indicate high quality wind resources
- Pleasing progress has been made with two priority sites on key consenting issues including turbine location, noise and visual effects, local iwi issues and connection to the grid
- Contact expects to lodge resource consents for the two sites by the end of 2007 and to make a detailed announcement in the next few months

Hydro

- In June 2007, Contact received consents to build a 17MW hydro generating plant within the existing Hawea dam.
- Contact is in the process of reassessing the economics. If the project meets hurdle expectations, construction could commence in late 2008


CONTACT





New generation – CCGT

- Otahuhu C has been a key generation option for some years and is the best site in New Zealand for a new CCGT
- In response to the Government's Energy Strategy Contact continues to defer the Otahuhu C development and accelerate Contact's renewable options
- However given it is a consented site, the option can be readily exercised if the support required to enable swift consenting of Te Mihi and Tauhara does not eventuate



Otahuhu C

FIGURE 3: Emissions of carbon dioxide per unit of energy generated for gas versus coal



Combined-cycle natural gas-fired power station
Huntly coal-fired power station
0 10 20 30 40 50 60 70 80 90 100
Tonnes of CO2 per GWh



CONTACT

Capital expenditure and interest expense

- Net interest expense was 7% lower than for the 12 months ended 30 June 2006. This was largely due to Contact earning $23m of interest income as a consequence of its net cash position during the period (up to 30 April 2007 at which time the Rockgas acquisition was funded)
- Net interest expense is expected to increase approximately 20% in the 2008 financial year as a result of a lower starting cash balance position and repayment of debt which will occur during the financial year. The weighted average cost of funding is also expected to increase
- Contact's net debt as at 30 June 2007 was $850.1m, 12% higher than the corresponding period last year
- Capital expenditure increased by about 7.6% to $149.2m in the 2006/7 financial year; of this 44% was stay in business capex with the remainder primarily geothermal development
- Capital expenditure is expected to increase by approximately 80% in this financial year due to generation and retail systems investments
- This programme includes $2b in renewable generation and some investment in increasing gas capacity


Capital Expenditure
800
700
600
500
400
300
200
100
0
Cost $NZMillions
2005/06
2006/07
2007/08
2008/09
2009/10
2010/11
2011/12
Stay in Business
Retail and Generation Business Development


CONTACT

Conclusion

- Contact performed well in 2006/07 despite having to absorb a 20% increase in the average gas cost and a 42% reduction in wholesale prices
- During the financial year Contact secured additional long term gas and make significant progress on new generation options
- Contact now has access to a diversified portfolio of future generation options
- Key areas of focus for the coming year:
  - Retention of, and growth in, Contact's high value customers
  - Further development of renewable options, through lodging consents for wind projects and receiving consents and granting tenders for Te Mihi geothermal development
  - Considering options for securing further gas for the portfolio to augment supply beyond 2010
  - Supporting and contributing to policy development which establishes a carbon pricing regime and supports renewable development ahead of new base load thermal options


CONTACT



contact


ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	ORIGIN ENERGY LIMITED
Fax number	0292521566
From	ASX Limited – Company Announcements Office
Date	10-Sep-2007
Time	17:59:33
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in substantial holding for GDY



If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.



To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	10 September 2007
From	Bill Hundy	Pages	3
Subject	**SUBSTANTIAL HOLDER - CHANGE OF INTERESTS**		

We wish to advise that the substantial shareholding of Origin Energy Limited in Geodynamics Limited (GDY) has altered and attach the Form 604 Notice of Change of Interests of Substantial Holder.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Geodynamics Limited

ACN/ARSN: ACN 095 006 090

1. Details of substantial holder (1)

Name: Origin Energy Limited

ACN/ARSN (if applicable): ACN 000 051 696

There was a change in the interests of the substantial holder on: **6/9/2007**

The previous notice was given to the company on: **23/4/2007**

The previous notice was dated: **23/4/2007**

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	18,469,176	11.40%	18,469,176	9.96%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of Change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
24/4/2007	Origin Energy Limited	Dilution of holding by issue of 11,655,560 securities	-	-	-
2/5/2007	Origin Energy Limited	Dilution of holding by issue of 175,000 securities	-	-	-
13/6/2007	Origin Energy Limited	Dilution of holding by issue of 250,000 securities	-	-	-
5/7/2007	Origin Energy Limited	Dilution of holding by issue of 82,953 securities	-	-	-
3/8/2007	Origin Energy Limited	Dilution of holding by issue of 547,602 securities	-	-	-
6/9/2007	Origin Energy Limited	Dilution of holding by issue of 10,760,489 securities	-	-	-

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Origin Energy Limited	Origin Energy Limited	Origin Energy Limited	Holder of fully paid ordinary shares	Ordinary 18,469,176	18,469,176

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Origin Energy Limited	Level 45 Australia Square, 264-278 George Street, Sydney, NSW, 2000

Signature

print name William M Hundy capacity Secretary

date 10/9/2007

sign here [signature]

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.


2007 OCT 15 A 11:21


ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	ORIGIN ENERGY LIMITED
Fax number	0292521566
From	ASX Limited – Company Announcements Office
Date	06-Sep-2007
Time	14:57:05
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B Options

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.




082-34934

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	6 September 2007
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	40,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$3.396826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**6 September 2007**

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
872,348,456	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	13,398,200	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

N/A

33 +Despatch date

N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period.

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________ Date: 6 September 2007
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.





To	Company Announcements Office		1900 999 279
Company	Australian Stock Exchange Limited	Date	29 August 2007
From	Bill Hundy	Pages	36
Subject	ORIGIN ENERGY CONTACT FINANCE NO.2 LIMITED: INVESTMENT GRADE PREFERENCE SHARES OFFERED		

For your information please find attached an announcement made today to the New Zealand Stock Exchange by Origin Energy Contact Finance No. 2 Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au



Media Release

4 September 2007

Investment Grade Preference Shares offered

Origin Energy Contact Finance No. 2 Limited (a wholly owned subsidiary of Origin Energy Limited) today launched an offer of up to NZ$200 million preference shares to the New Zealand public with the ability to accept oversubscriptions of NZ$50 million.

The dividend rate payable on the preference shares will be fixed from the expected issue date of 9 October 2007 until 14 October 2008 at a rate equal to the higher of:

- 10% per annum; or
- the reference rate (one-year benchmark swap rate on 8 October 2007) plus a margin of 1.50% per annum.

The dividend rate will be reset annually on each 15 October at a margin of 1.50% per annum over the one year benchmark swap rate. Dividends will be payable twice yearly on each 15 October and 15 April. Dividends may consist of a combination of cash payments and imputation credits.

The preference shares carry the investment grade credit ratings of BBB- and BBB by Standard and Poor's and Fitch Ratings respectively.

Origin Energy last week announced its annual results for the year ended 30 June 2007, which saw a 10% increase on the previous year in its underlying net profit after tax and minority interests to $370 million.

Origin Energy's Managing Director Grant King said, "This preference share offer to New Zealanders is a solid investment backed by a strong Australasian company."

He said Origin's future looked healthy across both countries. Over the coming years, Origin was looking forward to production from the New Zealand Kupe Gas Project, due to start by mid 2009, and a continuing solid contribution from Contact Energy.

The funds raised in this offer will be used within the Origin Energy New Zealand group of companies to repay bank debt relating to Origin Energy's 51.4% investment in Contact Energy Limited.

The preference shares are not guaranteed by Origin Energy. However Origin Energy has given subordinated covenants in respect of the preference shares and details of those are contained in the combined Investment Statement and Prospectus.

Investors should contact ASB Securities on 0800 NEW ISSUE (0800 639 477), complete the online form at www.asbsecurities.co.nz, or contact their broker.

Key Dates

Opening date:	4 September
Closing time:	5pm, 5 October
Dividend rate set date:	8 October
Issue date:	9 October
Anticipated quotation and trading on the NZDX:	10 October
First dividend date:	15 October 2007
First dividend reset date:	15 October 2008

For further information on this release please contact:

Media:
Tony Wood
Origin Energy
Executive General Manager, Corporate Communications and Government Relations
Mobile: 61 419 642 098
Office: 61 2 8345 5301

Investors:
Angus Guthrie
Origin Energy
Manager, Investor Relations
Mobile 61 417 864 255
Office: 61 2 8345 5558

About Origin Energy - Origin Energy is a leading Australian ASX listed energy company and participates in most segments of the energy supply chain, including natural gas and oil exploration and production; power generation; and energy retailing. Origin Energy supplies energy to more than 3.6 million customers in Australia, the Pacific and New Zealand, through its 51.4% interest in Contact Energy. Origin holds a 50% interest in and operates the Kupe Gas Project in the Taranaki Basin and exploration acreage in the Northland, Taranaki and Canterbury basins. Origin Energy had a market capitalisation of more than A$8 billion at 30 August 2007. It employs more than 3,000 people.


ASB
origin energy
Origin Energy Contact Finance No.2 Limited
NZ$200m Preference Share Offer Roadshow
4-5 September 2007

Agenda

- Introduction
- Company Overview
- Transaction Structure
- Offer Process

origin


ASB
origin energy
Introduction

NZ$200 million preference share offer

- Origin Energy Contact Finance No. 2 Limited is offering up to NZ$200 million of Preference Shares to the New Zealand public with the ability to accept NZ$50 million of oversubscriptions.
- Origin Energy Contact Finance No. 2 Limited is a wholly owned subsidiary of Origin Energy Limited ("Origin"), created for the specific purpose of issuing the Preference Shares.
- The NZ$250 million of Redeemable Preference Shares ("RPS") that were redeemed on 15 July 2006 were issued by Origin Energy Contact Finance Limited, another wholly owned subsidiary of Origin.
- The proceeds of the new offer will be used to refinance the bank debt that funded the July 2006 RPS redemption.
- The Preference Shares will pay a dividend of at least 10% pa for the period up to 14 October 2008 and thereafter the dividend rate will reset annually at 1.50% pa above the one year benchmark swap rate.
- The Preference Shares have an issue rating of BBB- from Standard & Poor's and BBB from Fitch Ratings.

origin


ASB
origin energy
Company Overview

Origin is a large Australian based investment grade energy company...

- Australasian energy company
  - Revenues over A$6 billion
  - Assets over A$14 billion
  - Market cap over A$8 billion
  - ASX 50 Company

- Australasian operations
  - 3,000 employees
  - 3.6 million customers
  - 100,000 shareholders
  - Operations in all Australian states, NZ and the Pacific
  - 51.4% of Contact Energy (NZ)

- Investment Grade Corporate
  - BBB+ by S&P
  - BBB+ by Fitch Ratings



...with significant interests in New Zealand


origin

Origin operates through 3 key business segments...



Exploration & Production
- Interests in oil and gas producing facilities in the Cooper, Perth, Bowen, Surat, Otway and Bass Basins and Kupe in NZ
- 2P reserves of 3,471 PJe (at 30 June 2007)
- Annual sales of around 87 PJe (at 30 June 2007)



Generation
- Interests in 7 generation plants in Australia
- Installed generation capacity of 870 MW
- Investments in renewable energy technologies (geothermal, solar)



Retail
- Over 3 million gas, electricity and LPG customers in Australasia (over 3.6 million including Contact Energy)
- Acquired Sun Retail on 1 February 2007 with ~840,000 electricity customers in SE Queensland


contact
Positive Energy

Contact Energy (NZ)
- 51.4% interest in Contact Energy Limited, one of New Zealand's largest energy companies

... and its 51.4% holding in Contact Energy


origin

End use sales of electricity, gas, and related products and services in Australia and NZ are over A$40 billion per annum and are growing steadily with energy usage

A GROWING MARKET

- Growth in domestic demand for natural gas, LPG and electricity has averaged around 4% per annum in Australia since the 1980s even through times of recession, with similar growth rates in NZ
- Growth in demand for energy is forecast to continue with ABARE predicting compound growth of 3.3% for natural gas and 2.4% for electricity through to 2020



Australian End Use Energy Sales
and Growth in GDP
Energy Sales (PJe)
GDP (%)
2,000
1,750
1,500
1,250
1,000
750
500
250
0
-250
-500
8%
7%
6%
5%
4%
3%
2%
1%
0%
-1%
-2%
Financial Year Ending June 30
Electricity
Natural Gas
LPG
GDP (YOY % Change)

Source: ABARE, ABS

A GROWING COMPANY

- Revenues up 10% in 2007 to $6.5 billion, EBITDAF up 12% to $1,201 million, underlying profit after tax up 10% to $370 million
- Origin share of retail customers in eastern Australia has grown from less than 4% in 1998 to over 23%

Origin and Contact combined hold over 15% of these domestic energy markets, with substantial room for growth

origin


Origin has positioned itself in the competitive (rather than regulated) segments of the Australian/NZ energy industries
Find
Develop
Produce
Buy
Sell
Page 9
origin


Find
Develop
Produce
Buy
Sell
Origin explores for gas and oil mostly close to its domestic energy markets in Australia and New Zealand
Exploration in these areas provides new opportunities for Origin to supply retail and wholesale markets
Bonaparte Basin
Darwin
Northern Territory
Queensland
Western Australia
Cooper/ Eromanga Basins
Surat/ Bowen Basins
Brisbane
Perth Basin
Perth
South Australia
New South Wales
Adelaide
Sydney
Victoria
Melbourne
Otway/Bass Basins
Tasmania
Hobart
Auckland
Taranaki/Northland Basins
New Zealand
Wellington
Canterbury Basin
origin
Page 10

Origin has increased reserves by 46% over the past year

Proved and Probable Reserves (2P) (PJe)[1]	
2P reserves at 30 June 2006	2,436
add reserves addition	1,118
add net adjustments	4
less production	(87)
2P reserves at 30 June 2007	3,471
2P reserves life at current production	40 years

- ❑ New exploration permits awarded in the Offshore Canterbury Basin in New Zealand, Bass Basin in Tasmanian waters and the Galilee and Surat basins in Queensland.
- ❑ Interpretation of exploration seismic recorded in the Taranaki, Northland and Canterbury basins is continuing.
- ❑ Evaluation of recent discoveries Halladale, Blackwatch and Trefoil continues.

(1) PJe - petajoule equivalent - a measure of energy


origin



Find
Develop
Produce
Buy
Sell
These projects will help drive Origin's continued growth:
Origin Energy
Spring Gully CSG stages 1 & 2
BassGas Project
Otway Gas Project
Spring Gully CSG stages 3 &4
Walloons CSG (Argyle field)
Quarantine Power Station exp'n.
Kupe Gas Project
Walloons CSG (other)
Mortlake Power Station Project
Spring Gully Power Station Project
Darling Downs Power Station Project
SLIVER solar cell technology
Contact Energy
Geothermal projects
Wind farm projects
Northland Basin
Taranaki Basin
New Zealand
KUPE
Planning
Under Construction
Operational
origin


Find
Develop
Produce
Buy
Sell
Map key
Conventional oil & gas permits
Coal seam gas permits
LPG seaboard terminal
Origin power plant
Contact power plant
Rockgas LPG depot
Contact hydro power plant
Gas processing plant - proposed
Bonaparte Basin
Darwin
Cairns
Mount Stuart
Townsville
Surat-Bowen Basin
Roma
Gladstone
Bulwer Island
Brisbane
Cooper-Eromanga Basin
Perth Basin
Perth
Worsley
Quarantine
Adelaide
Osborne
SEA Gas Pipeline
Ladbroke Grove
Otway Basin
Melbourne
Bass Basin
Devonport
Hobart
Sydney
Canberra
Otahuhu A, B
Auckland
Te Rapa
New Plymouth
Taranaki
Kupe
Ohaaki
Wairakei
Poihipi Road
Tasman Sea
Christchurch
Clyde
Roxburgh

Origin owns and/or has interests in producing assets, generation plants and major LPG terminals in Australia and New Zealand


Find
Develop
Produce
Buy
Sell
Victorian Spot and Forward Contract Electricity Prices
$/MWh
$150
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
Jun 00
Dec 00
Jun 01
Dec 01
Jun 02
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05
Jun 06
Dec 06
Jun 07
FY 07/08
FY 08/09
FY 09/10
Forward Curve Jun 07
Forward Curve Jun 06
Forward Curve Jun 05
Monthly Average Spot Price
curve as at 30/6/07
curve as at 30/6/06
Approx Average forward curve price
Origin is a net electricity retailer with a significant contract position to protect against volatile wholesale prices
origin


Find
Develop
Produce
Buy
Sell
Origin's Retail business is one of the largest retailers of gas, electricity and LPG in Australia, supplying energy to a highly diversified customer base of more than 3 million customers in Australia and the Pacific region:
Eastern Australia
Retail Electricity and Gas Market Share
AGL, 27%
Government, 30%
Origin, 22%
TRUEnergy, 10%
Source: UBS Australian Utilities Structure 2007
origin



Origin is becoming the leading fuel integrated generator retailer in the Australian and NZ markets...
Generator
Retailer
2P Reserves (PJe)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Jun 07
Generation Capacity (MW)*
Committed
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Jun 07
Customers (millions)*
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Jun 07
...with growth in each area driving Origin's strong operational performance...
*Australia and Pacific: excludes Contact Energy
origin
Page 16



...leading to strong growth in earnings and cash flow
EBITDAF by business type
(A$, millions)*
800
700
600
500
400
300
200
100
0
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Jun 07
E&P Retail Generation Networks
*Australia and Pacific: excludes Contact Energy
origin

Contact's deeply integrated and diversified generation/retail position also enables robust cash flows under various climatic and market environments

Contact Energy - EBITDAF
(NZ$ million)

600
500
400
300
200
100
0

2001 2002 2003 2004 2005 2006 2007

2005 represents 9 months earnings

origin

Disciplined execution of strategy has led to significant share price appreciation...


Origin Energy Share Price Performance vs ASX100
1 March 2000 to 30 August 2007
(normalised at 1 March 2000)
Origin Energy
ASX100
900
800
700
600
500
400
300
200
100
0
1/03/2000
3/08/2001
6/01/2003
8/06/2004
8/11/2005
18/04/2007

	March 2000	August 2007
Market Cap.	$0.6 billion	$8.2 billion
Rank within ASX 200	104	38

Equity Raising Activity

- A$483 million - Feb 2007 associated with Sun retail acquisition
- A$641 million - Feb 2005 associated with acquisition of 51.4% of Contact Energy
- A$125 million - July 2001 associated with the Powercor acquisition

...with strong equity market support for a number of capital raisings in recent years

origin

Origin recently announced a solid FY2007 result with underlying profit up 10%

Revenue	$6,456 million	up 10%
EBITDAF[1]	$1,201 million	up 12%
Statutory Profit	$457 million	up 38%
Underlying Profit	$370 million	up 10%
EPS - Statutory	54.7 cps	up 30%
- Underlying	44.3 cps	up 4%
Free cash flow[2]	$595 million	up 2%

(1) Earnings before interest, tax, depreciation/amortisation, and the impact of fair value to financial instruments

(2) Free cash flow is defined here as cash available to fund distributions to shareholders and growth capital. It includes deductions for stay-in-business capital, interest and tax

origin

Contact Energy maintained its contribution to Origin's FY2007 results...


Total Revenue ($m)
2,500
2,000
1,500
1,000
500
0
600
500
400
300
200
100
0
EBITDAF & Capex ($m)
Jun-07
Jun-06
Revenue
EBITDAF
Capex*
* Does not include acquisitions

- EBITDAF of $477 million, 2% lower
- The main operating factors that contributed were:
  - A 20% increase in the unit cost of natural gas, both for internal use in Contact Energy's thermal electricity generation plants, and for supply to wholesale and retail customers
  - Significantly lower prices received for Contact Energy's electricity generation
  - Increased hydro generation across the market and reduction in contribution from Contact Energy's thermal generation plant
  - A stronger contribution from Contact Energy's retail base, due to lower retail electricity purchase costs

...despite higher gas costs and a return to normal weather resulting in lower earnings from the generation business

origin

Key financial targets

- ❑ Minimum EBITDAF/Interest coverage ratio of 6x over the medium term.
- ❑ Target gearing band of 40 to 45% Debt/Debt plus Equity over the medium term.
- ❑ At least 80% of debt funded with a maturity of greater than 1 year, at least 60% of debt to be funded with a maturity greater than 2 years and at least 20% of debt to be funded with a maturity greater than 3 years.
- ❑ Financial and commodity risk management hedging programme designed around exposure limits.
- ❑ Dividend payout ratio has averaged 40%.

origin


ASB
origin energy
Transaction Structure

Structure


Origin Energy Limited
Australia
New Zealand
Origin Energy NZ Limited
Deed granting covenants in favour of investors
Internal Preference Shares
Origin Energy Contact Finance No.2 Limited ("OECF")
Origin Energy Pacific Holdings ("OEPH")
$
1. $
Retail Preference Shares
2.
Dividends
50.6% 3.
Investors
Contact Energy Limited
1. OECF issues preference shares paying a fully imputed dividend to New Zealand investors ("Retail Preference Shares").
2. OECF uses the offer proceeds to invest in preference shares issued by OEPH. These preference shares will be substantially the same as the Retail Preference Shares and will pay a fully imputed dividend at the same rate as that paid on the Retail Preference Shares.
3. OEPH receives fully imputed dividends from Contact Energy on its direct 50.6% investment in Contact Energy. The Contact Energy ordinary dividends are used by OEPH to service the Internal Preference Shares held by OECF which in turn uses these dividends to pay dividends on the Retail Preference Shares. Internal Preference Shares rank in priority to ordinary shareholders of OEPH.

Contact dividend coverage has ranged from 3x to in excess of 4.5x out to FY07. Broker consensus forecasts suggest coverage will grow to over 5x in FY08 and just under 6x by FY09.


origin

Origin Covenant

Deed Poll from Origin in favour of Preference Share holders whereby Origin covenants that:

Dividends:

- If a Preference Share dividend is declared (and not cancelled by OECF or Origin) but is unpaid, Origin will pay that dividend.
- While dividends remain unpaid, or until OECF has paid in full any unpaid Preference Share dividends from the preceding two dividend payment periods, both OECF and Origin are unable to make distributions to their ordinary shareholders.

Lock-up at Origin level is a powerful incentive for the dividends to be paid. Origin has over 100,000 shareholders and a market capitalisation of over A$8 billion.

Capital:

- If a liquidation of OECF is commenced and holders of the Preference Shares do not receive the Issue Price plus dividends accrued but unpaid (and not cancelled), Origin will pay these amounts. Origin's obligation in respect of the Issue Price of the Preference Shares is only payable if a liquidation of Origin is commenced.
- OECF can only go into liquidation if OEPH does not pay dividends on the internal RPS. OEPH's obligation to pay dividends on the internal RPS ranks in priority to distributions to its ordinary shareholders.

At this point the obligation for principal and dividends becomes a direct unsecured and subordinated obligation of Origin Energy under the covenants.

origin

Early Redemption Events

- OECF may redeem the Preference Shares or Origin may purchase the Preference Shares:
  - At any time from year 5; or
  - Earlier on the occurrence of an event or change in law ("Early Redemption Events") which at their discretion is deemed to materially affect:
    - Cost of the Preference Shares to the Origin Group; or
    - The tax, accounting or ratings agency treatment of the Preference Shares.

- These Earlier Redemption Events also include where a change in Origin's ownership of Contact (in the opinion of OECF or Origin) materially adversely impacts OECF's ability to meet its obligations to holders of the Preference Shares.


origin

Takeover provision

- If there is a takeover bid for Origin that has gone unconditional or the bidder has acquired a relevant interest in Origin of 50% or more then:
  - Holders can elect to have their Preference Shares purchased at the next dividend payment date.
  - If less than 75% of holders make this election, OECF needn't take any further *action other than communicate the outcome to holders.*
  - However, if 75% or more of holders make the election then Origin, at its discretion, must either:
    - Purchase all of the Preference Shares on the next dividend payment date; or
    - The margin on the Preference Shares increases from 1.50% to 3.50% from the next dividend payment date.


origin

Investment Highlights

Investment Grade:	The Preference Shares have an issue rating of BBB- from S&P and BBB from Fitch Ratings.
Quality Parent:	Origin has a market capitalisation of over A$8 billion, is rated BBB+ (stable outlook) by Standard & Poor's and Fitch Ratings. Origin targets Debt/Total Capital (book value) at 40-45%. Strength behind the parent covenants under the Preference Shares for the benefit of holders.
Favourable Sector:	Vertically integrated energy company involved in gas and oil exploration and production, energy retailing and power generation including a 51.4% stake in Contact Energy Limited.
Strong Cashflow Coverage:	Cashflows from Contact Energy ordinary dividends cover the Preference Share dividend by just under 6x on the basis of Bloomberg consensus forecasts for FY09.
Dividend Lock-Up:	Lock-up on distributions to ordinary shareholders at both OECF and Origin level if dividends on the Preference Shares are unpaid. Powerful incentive for Origin to ensure dividends are paid.
Attractive Dividend Yield:	Initial Gross Dividend rate the higher of 10% pa or a margin of 1.50% over the Benchmark Swap Rate on Monday 8 October, thereafter resetting annually at 1.50% over the 1 year Benchmark Swap Rate on the dividend reset date.
Takeover Protection:	In the event of a Takeover Offer for Origin, pursuant to 75% Holder vote, Holders can request Origin repurchase their Preference Shares. Origin can then elect to either repurchase on the next dividend payment date or the margin on the Preference Shares increases from 1.50% to 3.50%.
Change In Ownership Of Contact:	A change in Origin's ownership of Contact Energy which, in Origin's opinion, materially adversely impacts its ability to meet its obligations to holders of Preference Shares represents an early redemption event at the discretion of Origin.


origin


ASB
origin energy
Offer Process

Fees payable

- Broker Firm Offer: 1.75%
  - Payable for firm allocations under the firm offer.

- General Offer: 1.00%
  - Payable for accepted applications bearing a broker stamp.

- NZ$165.2 million of the preference shares have been reserved for firm allocations to NZX Primary Market Participants. The remainder of the Offer amount will form a public pool.

origin

Key dates

Offer Advertising Period:	Saturday 1 September - Wednesday 3 October 2007
Regional Roadshow:	Tuesday 4 -Wednesday 5 September 2007
Offer Opens:	Tuesday 4 September 2007
Offer Documents Distributed:	Wednesday 5 - Friday 7 September 2007
Offer Closes:	Friday 5 October 2007
Final Initial Dividend Rate Set:	Monday 8 October 2007
Allotment:	Tuesday 9 October 2007
Quotation On NZDX:	Wednesday 10 October 2007
First Dividend Payment:	Monday 15 October 2007
First Reset Date:	Wednesday 15 October 2008


origin

Marketing campaign to date

REGISTER YOUR INTEREST IN ORIGIN ENERGY CONTACT FINANCE No 2 LIMITED PREFERENCE SHARES

REGISTER TODAY. CALL 0800 NEW ISSUE (0800 639 477) Origin energy

Interested in 10%* Per Annum INITIAL MINIMUM GROSS DIVIDEND RATE

REGISTER TODAY

REGISTER TODAY. CALL 0800 NEW ISSUE (0800 639 477) Origin energy

Register interest in ORIGIN ENERGY CONTACT FINANCE No 2 LTD PREFERENCE SHARE OFFER

REGISTER TODAY. CALL 0800 NEW ISSUE (0800 639 477) Origin energy


origin


ASB
origin
energy
Thank you - any questions?


ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	ORIGIN ENERGY LIMITED
Fax number	0292521566
From	ASX Limited – Company Announcements Office
Date	24-Aug-2007
Time	14:29:58
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B Options



If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.


energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	24 August 2007
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B replacing a previous notice of 3 May 2007.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	70,800
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	40,800 @ $4.146826 30,000 @ $3.396826
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10,800 - 1 May 2007 60,000 - 3 May 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	871,974,056	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**13,722,600**	**Options**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**All Shares Participate Equally**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)? — N/A

33 +Despatch date — N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________ Date: 3 May 2007
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.



ASX Release

31 August 2007

Settlement of BassGas Arbitration

Origin Energy Resources Limited and the BassGas Joint Venturers have agreed to settle the arbitration with Clough Limited in relation to the BassGas Project. As a result of the settlement the proceedings between the parties will be discontinued.

For further information, please contact:

Media
Tony Wood
Executive General Manager, Corporate Communications
Ph: 02 8345 5301
Mobile: 0419 642 098

Investors
Angus Guthrie
Manager Investor Relations
Ph: 02 8345 5558
Mobile: 0417 864 255





RECEIVED

To	Company Announcements Office		1900 999 279
Company	Australian Stock Exchange Limited	Date	29 August 2007
From	Bill Hundy	Pages	2
Subject	ORIGIN ENERGY CONTACT FINANCE NO.2 LIMITED: PREFERENCE SHARE ISSUE - MARGIN SET		

For your information please find attached an announcement made today to the New Zealand Stock Exchange by Origin Energy Contact Finance No. 2 Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au



MEDIA RELEASE
29 August 2007

REL: **14:30** Hours Origin Energy Contact Finance No.2 Limited

Origin Energy Contact Finance No.2 Limited Preference Share Issue - Margin Set

Origin Energy Contact Finance No.2 Limited is considering making an offer of preference shares to the public. It has today set the margin and minimum dividend rate for that offer.

The dividend rate payable on the preference shares will be fixed from the expected issue date of Tuesday 9 October 2007 until 14 October 2008 at a rate equal to the higher of 10%, and the reference rate (one-year benchmark swap rate on Monday 8 October 2007) plus the Margin of 1.50% per annum. To the extent dividends for the first year have imputation credits attached at the maximum ratio of 33%, the cash dividend will represent 67% of the dividend rate, and imputation credits 33%.

Origin Energy Contact Finance No.2 Limited is seeking to raise up to $200 million and retains the flexibility to accept an additional $50 million of oversubscriptions at its discretion. It is envisaged that the offer may include a public pool, the size of which will be confirmed on the conclusion of a firm allocation process being conducted with NZX Firms.

The dividend rate will be reset annually on each 15 October at a margin of 1.50% per annum over the one year benchmark swap rate. Dividends will be payable twice yearly on each 15 October and 15 April.

Origin Energy Contact Finance No.2 Limited is seeking preliminary indications of interest. The offer is expected to open on Tuesday 4 September 2007 and close on Friday 5 October 2007.

Investors can register their interest in the offer by:

- calling the Organising Participant, ASB Securities on 0800 NEW ISSUE (0800 639 477); or
- completing the online form available from www.asbsecurities.co.nz; or
- contacting their broker or financial adviser.

Please note: No money is currently being sought and no applications for preference shares in Origin Energy Contact Finance No.2 Limited will be accepted or money received unless the subscriber has received a combined Investment Statement and Prospectus for the preference share offer. No indication of interest will involve an obligation or commitment of any kind.

For further information contact:

Media
Tony Wood
Origin Energy
Executive General Manager
Corporate Communications and Government Relations
Mobile: 61 419 642 098
Office: 61 2 8345 5301

Investors
Angus Guthrie
Origin Energy
Manager, Investor Relations
Mobile 61 417 864 255
Office: 61 2 8345 5558


082-34934


ASX
AUSTRALIAN SECURITIES EXCHANGE

Facsimile

To	Company Secretary
Company	ORIGIN ENERGY LIMITED
Fax number	0292521566
From	ASX Limited – Company Announcements Office
Date	16-Aug-2007
Time	13:18:08
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Contact Energy Deferred Tax Restatement

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**





To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	16 August 2007
From	Bill Hundy	Pages	2
Subject	**CONTACT ENERGY DEFERRED TAX RESTATEMENT**		

Attached herewith is a copy of an announcement released today to the New Zealand Stock Exchange by Contact Energy Limited.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au


contact

16 August 2007

Contact Energy deferred tax restatement

Contact Energy today said the company's deferred tax balance at 30 June 2007 will be impacted by the reduction in the corporate tax rate from 33 to 30 per cent.

Although the reduced corporate tax rate does not come into effect until Contact's income tax year beginning 1 July 2008, the enactment of the new rate affects deferred tax balances as at 30 June 2007. This is because the tax rate used to measure deferred tax balances is the rate expected to apply in the years in which the deferred tax balances are expected to be settled.

As a result, Contact's net profit for the year will include a one-off tax charge of $7 million. This charge principally represents the remeasurement of deferred tax asset balances held on the depreciated cost of electricity generation assets.

The deferred tax adjustment is a one-off, non-cash charge that does not affect the company's underlying performance or dividend policy.

Deferred tax liabilities principally relating to revaluations of Contact's electricity generation assets reduced by $82 million and will be recorded in equity.

Overall, Contact's net deferred tax liability at 30 June 2007 will be reduced by $75 million. The change in deferred tax must be split between tax expense and reserves, depending on the underlying item that gives rise to the deferred tax.

Contact Energy is announcing its net profit for the year ended 30 June 2007 on August 28.

Jonathan Hill
Communications Manager
Contact Energy
04 462 1285



NZX Announcement

13 August 2007

Origin Energy Contact Finance No.2 Limited: Proposed offer of Preference Shares

Origin Energy Contact Finance No.2 Limited (a wholly-owned subsidiary of Origin Energy Limited) is considering making an offer of NZ$200 million preference shares with the ability to accept over subscriptions of NZ$50 million. The offer, which is expected to open on 3 September, will be open for subscription by members of the New Zealand public, institutional investors and clients of NZX firms.

The funds raised from this offer will be used within the Origin Energy New Zealand group of companies to refinance existing bank debt relating to Origin Energy Limited's 51.4% investment in Contact Energy Limited.

No money is currently being sought and no application for preference shares will be accepted or money received unless the subscriber has received a combined investment statement and prospectus.

For further information please contact:

Media
Tony Wood
Origin Energy
Executive General Manager, Corporate Communications and Government Relations
Mobile/Office: 61 419 642 098 / 61 2 8345 5301

Investors
Angus Guthrie
Origin Energy
Investor Relations Manager
Mobile/Office: 61 417 864 255 / 61 2 8345 5558





To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	1 August 2007
From	Bill Hundy	Pages	3
Subject	**MEDIA RELEASE**		

Attached for your information is a copy of a Media Release entitled 'Origin Energy awards construction contract for Quarantine Power Station'.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au



ASX/Media Release

1 August 2007

Origin Energy awards construction contract for Quarantine Power Station

Origin Energy Limited ('Origin') announced today that it has now signed a contract with Leighton Contractors Pty Ltd for the civil works, installation and balance of plant for its gas-fired Quarantine Power Station, located on Torrens Island, approximately 25 km north of Adelaide CBD.

On 10 May, Origin announced the expansion of Quarantine which would involve the construction of a 120 MW (nominal) peaking power generator adjacent to the existing 95 MW installation. This $80 million power station expansion will be supplied with natural gas through the SEA Gas Pipeline.

This investment demonstrates the private sector's commitment and ability to deliver new energy capacity to meet growing demand in South Australia and the eastern states. The extra peaking capacity will add to the security of electricity supplies in South Australia and will assist Origin in balancing its risk exposure in the South Australian market - one of the peakiest in the world.

The construction work and commissioning of the GE Frame 9E gas turbine technology is expected to be finalised at the end of 2008 ready for the 2008/09 summer period.

For Media - Origin Energy:

Tony Wood
Executive General Manager, Corporate Communications
Ph: 03 9652 5506
Mobile: 0419 642 098

For Investors - Origin Energy:

Angus Guthrie
Manager Investor Relations
Ph: 02 8345 5558
Mobile: 0417 864 255


Origin
energy

About Origin Energy - With a history dating back 140 years, Origin Energy is a leading Australian energy provider and participant in most segments of the energy supply chain, including natural gas and oil exploration and production; power generation; and energy retailing and trading. Origin Energy supplies energy to more than 3 million Australian homes and businesses and employs around 3,000 people.

Origin in South Australia at a glance:

- *Since 2000, Origin has invested more than $670 million in energy infrastructure in South Australia.*
- *This includes an investment of over $30 million in the SLIVER solar technology and pilot plant, Regency Park*
- *National head office for Major Development Projects*
- *Owns and operates*
    - *Quarantine Power Station (95 MW) with expansion for a further 120 MW announced*
    - *Ladbroke Grove Power Station (80 MW)*
- *Partnership in Obsorne Cogeneration Plant (180 MW)*
- *Retails natural gas, electricity and LPG to 340,000 customers*
- *Employs 800 South Australians in its retail, solar, oil and gas, and LPG businesses*

Leighton Contractors

Leighton Contractors is one of Australia's leading mining, construction, services and telecommunications groups with over $6 billion work-in-hand, employing more than 5,000 people across Australia and New Zealand.

Industrial & Services Division

The Industrial & Services Division of Leighton Contractors provides fully integrated services for industrial projects at all stages of development from inception to operations to long-term maintenance. With special expertise in engineering, procurement, construction, operations and maintenance. The Division services clients in the power, water, process, mining, minerals processing and manufacturing industries.
Potential Contractors and Employees should contact Raymond McCann on 03 9228 7794.


END